# THE McCLATCHY COMPANY

Since 1857







2009 ANNUAL REPORT

THE McCLATCHY COMPANY is the third largest newspaper publisher in the United States, with 30 daily newspapers, 43 non-dailies, and direct marketing and direct mail operations. McClatchy also operates leading local websites in each of its markets which extend its audience reach. The websites offer users comprehensive news and information, advertising, e-commerce and other services. Together with its newspapers and direct marketing products, these interactive operations make McClatchy the leading local media company in each of its premium high growth markets. McClatchy-owned newspapers include *The Miami Herald, The Sacramento Bee,* the *Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer,* and *The News & Observer* (Raleigh).

McClatchy also owns a portfolio of premium digital assets, including 14.4% of CareerBuilder, the nation's largest online job site, 25.6% of Classified Ventures, a newspaper industry partnership that offers two of the nation's premier classified websites: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the real estate website HomeFinder.com.

McClatchy is listed on the New York Stock Exchange under the symbol MNI.

## FINANCIAL HIGHLIGHTS

| in thousands except per share amounts | 2009 | 2008 | % change |
|---|---|---|---|
| **For the Year** | | | |
| Net revenues | $1,471,584 | $1,900,456 | -22.6% |
| Operating expenses | 1,273,072 | 1,738,854 | -26.8% |
| Income from continuing operations | 60,264 | 2,807 | *NM* |
| Income from continuing operations per share | 0.72 | 0.03 | *NM* |
| Operating cash flow from continuing operations[1] | 369,976 | 409,053 | -9.6% |
| **At Year End** | | | |
| Total assets | $3,302,899 | $3,522,206 | -6.2% |
| Long-term debt | 1,896,436 | 2,037,776 | -6.9% |
| Stockholders' equity | 170,189 | 52,429 | 224.6% |
| Shares outstanding: | | | |
| Class A shares | 59,667 | 57,515 | 3.7% |
| Class B shares | 24,801 | 25,051 | -1.0% |

[1] Operating cash flow from continuing operations represents operating income ($198,512,000 income in 2009 and $161,602,000 in 2008) plus depreciation and amortization ($142,889,000 in 2009 and $142,948,000 in 2008), plus impairment charges ($59,799,000 in 2008), plus severance charges ($28,575,000 in 2009 and $44,704,000 in 2008). The company believes operating cash flow is commonly used as a measure of performance for newspaper companies, however, it does not purport to represent cash provided by operating activities as shown in the company's statement of cash flows, nor is it meant as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

*NM* = Not Meaningful

# Letter to Shareholders

*We own and operate the leading local media company in some of the best markets in the United States.*



GARY B. PRUITT
*Chairman, President and Chief Executive Officer*

Last year was arguably the most difficult year in the company's history. McClatchy was and continues to be engaged in battle on two fronts: We're managing through the deepest and most painful recession in generations and we're undergoing the unprecedented transformation of the news business brought about by the secular shift to the internet.

Even with the significant cyclical and secular challenges we face, McClatchy continues to manage from an enviable position of strength. We own and operate the leading local media company in some of the best markets in the United States.

And we have responded to these challenges by focusing on revenue initiatives and strategic restructuring to remake McClatchy into a hybrid print and online news and advertising company built to compete and prosper in the 21st century media environment.

Of late, we have been helped by an improving revenue trend, but that wasn't the case for most of last year. The difficult ad environment is reflected in our 2009 results.

### Financial Results

In 2009 our revenues were down 22.6%, with advertising revenues down 27.1%. The decline in ad revenues was partially offset by 4.8% growth in circulation revenues.

Income from continuing operations was $60.3 million, or 72 cents per share, compared to $2.8 million, or three cents per share, in 2008, which included the effect of non-cash impairment charges. We restructured our business and reduced costs, and as a result generated $370 million in operating cash flow in 2009 despite the dismal economy. Importantly, every McClatchy daily newspaper was profitable even in the depths of the recession.

We used our cash to repay debt and completed a bond exchange offer to take advantage of low bond prices to further reduce debt. By the end of 2009, our debt principal had declined nearly $174 million to $1.95 billion.

We believe improving revenue trends and stringent cost controls will yield better results in the coming year. We head into 2010 confident and optimistic about our future in the near and long term. Let me share with you the primary reasons for our optimism.

### Successful Digital Operations

A key contributor is the growing success of our digital business.

Our online audience grew by 18.6% in 2009 to more than 34 million unique visitors each month.

Our digital revenues returned to growth in the second half of the year and did so convincingly. In the last quarter of 2009, digital advertising revenues grew

14.9%. We finished the year with online ad revenues of $185.5 million. McClatchy's online advertising revenue represented an industry-leading 16.2% of our total advertising revenue, up from 11.6% in 2008.

It's also significant that 43.7% of McClatchy's online advertising revenue in 2009 was online-only, meaning it wasn't tied or bundled with a print advertising buy. We believe this independent revenue stream bodes well for the future of our digital business.

Conventional wisdom holds that newspapers are being left behind as advertising migrates from print to the internet, but you can see by our results that this is not true at McClatchy. About one-third of our classified advertising revenue is now coming from online. Half of employment, more than one-third of automotive and almost a quarter of our real estate classified advertising revenue is online.

In one year, we've seen the percentage of digital retail advertising double. Helped by our affiliation with Yahoo, retail advertising today is our fastest growing digital category. Yahoo's ad technology allows us to behaviorally target and geographically target digital visitors to both McClatchy and Yahoo websites. This combination allows us to offer unprecedented precision to our advertisers.

Just what's driving McClatchy's industry-leading digital performance? It's the combination of our technology partnerships and investments and the unrivaled strengths of our newsrooms and advertising staffs.

McClatchy is the only newspaper company to offer leading classified digital products such as CareerBuilder, cars.com and Apartments.com and to be affiliated with Yahoo on retail efforts. Other newspaper companies have some of these products and partnerships, but only McClatchy has all of them. Importantly, we hold ownership stakes in these digital classified businesses and benefit from their national scale, marketing and overall success. CareerBuilder is the nation's No. 1 jobs website and cars.com is the No. 2 auto website.

We're leveraging our sales forces, meanwhile, to effectively market and sell our growing portfolio of digital products. We've trained salespeople to market and sell our digital products, and we've reworked our sales commission programs to properly motivate and reward digital sales.

### High-Quality Journalism

Our newsrooms are producing the compelling, high quality content that is growing our digital audience. McClatchy journalism is known and respected worldwide. It's our signature asset, a core competency and we view it as our social responsibility.

Our news industry peers continue to recognize McClatchy journalism with the highest honors possible. In April 2009, *The Charlotte Observer* won a Robert F. Kennedy Journalism Award for outstanding domestic newspaper reporting for an investigation into the deplorable working conditions in the poultry industry. Also in April, *The Miami Herald* won a Pulitzer Prize for breaking news photography. McClatchy Newspapers have won 52 Pulitzer Prizes over their histories, 13 of which were Gold Medals for Public Service.

McClatchy journalism is available on a wide variety of platforms and formats – from the daily newspaper to leading local websites; on Facebook and Twitter; on smart phones and on eReaders; on blogs and in niche publications and websites; in e-mail newsletters and RSS feeds.

### Circulation Declines in Context

Print remains an important component in our hybrid business model. Print is an effective, profitable, premium product. It puts us in a unique position in our markets to offer the combination of print and digital, which gives advertisers more options.

It's true that in 2009 McClatchy's daily and Sunday print circulation declined. Much of McClatchy's decline, however, resulted from conscious decisions made by our individual newspapers.

Most of McClatchy's newspapers increased their single copy and subscription prices over the past year to better reflect the value and the quality of the newspapers we produce and to offset some of the advertising decline in this economy. These price increases have impacted circulation volume, but we are confident that we've retained the highest quality print customers – those most loyal and engaged with our newspapers. Those price increases also helped our circulation revenues, which were up 4.8% in 2009 to $278.3 million.

Many of our newspapers also have cut back print delivery to outlying areas in their markets and dramatically reduced discount distribution programs. Some of these decisions were driven by economic necessity coupled with the fact many advertisers told us they weren't interested in participating in these programs.

These kinds of strategic reductions tend to have a lower impact on readership. Last year *The Charlotte Observer,* for instance, posted circulation declines on Sunday but readership, as measured by Scarborough Research, increased by 2.4 %. Similarly, *The Miami Herald* has undertaken a tremendous amount of restructuring of its circulation and delivery operations. Yet its most recent readership study reported a readership loss of only 2% despite daily circulation declines in the 20% range.

As we've seen, McClatchy's digital audience continues to grow by double digits, which gives us unequaled market penetration. The Audit Bureau of Circulations (ABC) certifies audience reach where surveys are available – generally in larger markets. Even with the decline in circulation, our combined, unduplicated audience reach for the 21 McClatchy markets measured by the ABC grew from March to September 2009 to nearly 70% of the adults in those markets. No other local media outlet in any of those markets can make that claim.

### Restructuring Costs

As we chart McClatchy's course for the future, we constantly ask ourselves the following question: "If we started a news company today, what would it look like?"

And that's the prism through which we remake our company for the future. McClatchy has taken a strategic approach to restructuring costs. These cost reductions are part of our plan for successful future operations and not just a response to today's economy. The combination of secular and cyclical pressures, however, has forced us to accelerate this restructuring process to keep the company safe and made it considerably more painful for everyone involved.

As a result of these efforts, McClatchy today is less vertically integrated than at any other time in our history. We're taking advantage of regional synergies. We're outsourcing non-core functions such as portions of our production, information technology, certain accounting functions and ad services. Eight of our newspapers are now printed at outside facilities.

We are putting our energy and focus on our most powerful assets and our core competencies: news, advertising and our digital business. In 2000, only one-third of our employees worked in news, advertising and digital operations. Today, half of our employees work in these core areas. McClatchy newspapers still have the largest newsgathering operations and sales forces by far in each of their markets.

While we've made tremendous progress in reengineering our company over the past few years, the dismal economy has masked many of our advances. Another reason we're confident about 2010 and beyond is that McClatchy now stands to benefit from even the slightest uptick in the economy.

### Improving Economy

We've seen the first signs of an improving economy in classified advertising, which for us serves as an economic indicator of sorts. It's typically the first area of our business to suffer in a downturn – and also the first to rebound when things improve.

In the fourth quarter of 2009 we saw a 15.2 percentage point improvement in classified advertising compared to the prior nine months of 2009. Importantly, this improvement was reflected in every classified category and in every region of the country in both print and online. This development has us encouraged that we may see some economic recovery in our local markets.

### Focus on Financial Stability

McClatchy remains focused on reducing debt to strengthen our financial position. Our commitment to debt repayment is clear. Over the last three years we have reduced debt by $1.4 billion, and it's our intent to maintain a sustainable capital structure by continuing to pay down debt and remove risk at every opportunity. And we saw such an opportunity at the beginning of 2010.

We issued $875 million in bonds, which mature in 2017, and used the proceeds to eliminate most of our bank debt coming due in 2011. As a result, the company now has more time to recover from this deep recession with less near-term debt pressure.

### The Human Element

Our success is directly attributable to the hard work, innovation and adaptability of our dedicated employees. Despite having to say goodbye to many colleagues as a result of the necessary restructuring, our employees worked tirelessly throughout this transition to produce high quality journalism and good financial results. They are the ones in the trenches every day executing this new, hybrid print and digital business model that is fundamental to McClatchy's success. We thank them for all they do.

Among the many dear friends and colleagues who left McClatchy in 2009 was Bill Coblentz. Bill retired last year after serving on our Board of Directors since 1979. We benefited tremendously from Bill's leadership over the decades. We thank him for his many contributions and wish him all the best in his retirement.

### Looking Forward

In closing, I will mention again that we are weathering this tough recession and successfully transitioning to a hybrid print and online company that is well-prepared to compete in the 21st century. We're well on our way to positioning McClatchy for a long and prosperous future.



Gary B. Pruitt
Chairman, President and CEO
March 1, 2010

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 27, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

**Commission file number: 1-9824**


SEC MAIL
PROCESSING
RECEIVED
APR 0 2 2010
205
SECTION

# The McClatchy Company

**(Exact name of registrant as specified in its charter)**

| **Delaware** | **52-2080478** |
|---|---|
| **State or other jurisdiction of incorporation or organization** | **I.R.S. Employer Identification No.** |
| **2100 "Q" Street, Sacramento, CA** | **95816** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: 916-321-1846**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Class A Common Stock, par value $.01 per share** | **New York Stock Exchange** |

**Securities registered pursuant to section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company)
Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Based on the closing price of the Company's Class A Common Stock on the New York Stock Exchange on June 28, 2009 the last day of the Company's second fiscal quarter, the aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $28.1 million. For purposes of the foregoing calculation only, as required by Form 10-K, the Registrant has included in the shares owned by affiliates, the beneficial ownership of Common Stock of officers and directors of the Registrant and members of their families, and such inclusion shall not be construed as an admission that any such person is an affiliate for any purpose.

Shares outstanding as of February 24, 2010:

| | |
|---|---|
| Class A Common Stock | 59,778,534 |
| Class B Common Stock | 24,800,962 |

**DOCUMENTS INCORPORATED BY REFERENCE**

Definitive Proxy Statement for the Company's May 19, 2010 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (incorporated in Part II and Part III to the extent provided in Items 10, 11, 12, 13 and 14 hereof).

INDEX TO THE McCLATCHY COMPANY
2009 FORM 10-K

PART I

## ITEM 1. BUSINESS

### Available Information

The McClatchy Company (McClatchy or the Company) maintains a website which includes an investor relations page available to all interested parties at www.mcclatchy.com. All filings with the United States Securities and Exchange Commission, along with any amendments thereto, are available free of charge on our website at www.mcclatchy.com/investor/. The Company's corporate governance guidelines; charters for the following committees of the board of directors: audit committee, committee on the board, pension and savings plans committee, compensation and nominating committees; and the Company's codes of business conduct and ethics and senior officers code of ethics may also be found on this website. In addition, paper copies of any such filings and corporate governance documents are available free of charge by contacting us at the address listed on the cover page of this filing. The contents of this website are not incorporated into this filing. Further, our reference to the URL for this website is intended to be an inactive textual reference only.

### Overview

The Company is a hybrid print and online, news and advertising company committed to a three-pronged strategy:

- First, to operate high-quality newspapers in growth markets;
- Second, to operate the leading local digital business in each of its daily newspaper markets, including websites, email products, podcasts, mobile services and other electronic media; and
- Third, to extend these franchises by supplementing the mass reach of the newspaper with direct marketing and direct mail products so that advertisers can capture both mass and targeted audiences with one-stop shopping.

By virtue of its strategy, the Company is the leading local media company in its premium growth markets. The Company has a century and a half of experience in mass and targeted media, with its origins in the California Gold Rush era of 1857. Originally incorporated in California as McClatchy Newspapers, Inc., the Company's three original California newspapers—*The Sacramento Bee, The Fresno Bee* and *The Modesto Bee*—were the core of the Company until 1979 when the Company began to diversify geographically outside of California. At that time, it purchased two newspapers in the Northwest, the *Anchorage Daily News* and the *Tri-City Herald* in Southeastern Washington. In 1986, the Company purchased *The* (Tacoma) *News Tribune* and in 1987, the Company reincorporated in Delaware. The Company expanded into the Carolinas when it purchased newspapers in South Carolina in 1990 and The News and Observer Publishing Company in North Carolina in 1995. In 1998, the Company expanded into Minnesota with the acquisition of The Star Tribune Company and the combined company became The McClatchy Company.

On June 27, 2006, the Company acquired Knight-Ridder, Inc. (the Acquisition). Of the 32 daily newspapers acquired in the Acquisition, the Company subsequently sold 12 of the daily newspapers, retaining 20 daily papers in strong markets and significant digital assets. On March 5, 2007, the Company sold the (Minneapolis) *Star Tribune* newspaper and other publications and websites related to the newspaper. Accordingly, the *Star Tribune's* results are not included in any of the Company's discussions of continuing operations in this Report.

The Company is the third largest newspaper publisher by circulation in the United States, with 30 daily newspapers, 43 non-dailies and direct marketing and direct mail operations located in 29 markets across the country. The Company's newspapers range from large dailies serving metropolitan areas to non-daily newspapers serving small communities. For the fiscal year 2009, the Company had an average paid daily circulation of 2,298,635 and Sunday circulation of 2,946,400. McClatchy also operates local websites in each of its markets which complement its newspapers and extend its audience reach. Average monthly unique visitors, a measurement of usage of the Company's websites, totaled 34.5 million. McClatchy-owned newspapers include, among others, The *Miami Herald*, *The Sacramento Bee*, the *Fort Worth Star-Telegram*, *The Kansas City Star*, *The Charlotte Observer*, and *The* (Raleigh) *News & Observer*.

McClatchy also has a portfolio of premium digital assets. In addition to its local websites, which offer users information, comprehensive news, advertising, e-commerce and other services, McClatchy owns 14.4% of CareerBuilder, the nation's largest online job site; 25.6% of Classified Ventures, a newspaper industry partnership that offers two of the nation's premier classified websites: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the real estate website HomeFinder.com.

McClatchy is listed on the New York Stock Exchange under the symbol MNI.

## Strategic Emphasis

The Company's local media businesses are in a period of tremendous structural and cyclical change. The Company's strategy of being the leading local media company in each of its markets remains sound, but these changes require the Company to focus on five major operational imperatives:

- Increasing advertising revenues
- Expanding its digital advertising business;
- Broadening its audience in its local markets;
- Maintaining its commitment to public service journalism;
- Restructuring its operations to reduce its cost structure.

*Increasing Advertising Revenues*

Advertising revenues make up the vast majority of the Company's revenues, making the quality of its sales function of utmost importance. Advertising revenues were approximately 78% of consolidated net revenues in fiscal 2009 and 83% in fiscal 2008. Circulation revenues approximated 19% of consolidated net revenues in fiscal 2009 and 14% in fiscal 2008.

The Company has a local sales force in each of its markets, and believes that these sales forces are generally larger than those of other local media outlets and websites in those markets. The Company's sales forces are responsible for delivering to advertisers the broad array of its advertising products, including print, digital and direct marketing products. The Company's advertisers range from large national retail chains to local automobile dealerships and real estate agencies to small businesses and classified advertisers. Increasingly, the Company's emphasis has been on growing the breadth of products offered to advertisers, particularly its digital products, while expanding its relationships with smaller advertisers. To reach national advertisers, the Company's newspapers work with national advertising representation firms and the corporate advertising department to develop relationships and make it easier for those large advertisers to place orders.

The Company is enhancing its sales efforts with the following initiatives:

- Offering compelling products and services;
- Reallocating sales staff, particularly to online sales;
- Implementing new sales incentive plans focused on online sales;
- Extending sales training aimed at changing the culture and approach to selling;
- Improving sub-zip zoning and other targeting capabilities to address customers' needs for targeted advertising; and

- Partnering with technology companies and other newspaper companies.

*Expanding McClatchy's Digital Advertising Business*

The Company's advertising revenues from digital advertising has been growing even as the Company has faced structural and cyclical change. McClatchy continues to be an industry leader in digital advertising revenue from newspaper websites as a percent of total advertising with 16.2% of advertising coming from digital products in fiscal 2009, compared to 11.6% in fiscal 2008. For all of fiscal 2009, 43.7% of the Company's digital advertising revenues came from advertisements placed only online; that is, they were not tied to a joint print buy. Management believes this independent revenue stream bodes well for the future of the Company's digital business and is evidence of its importance as a resource for advertisers.

The Company's websites offer classified advertising products provided by our less than 50%-owned companies, including CareerBuilder for employment, cars.com for autos and Apartments.com in the rental category. These products generate approximately 29.4% of the Company's digital advertising revenue for fiscal 2009.

In 2007, the Company joined a number of other newspaper companies in forming a broad-based partnership with Yahoo, Inc. (Yahoo). The Company's local sales force is able to sell Yahoo advertising inventory and share in the revenue from the sales. In addition, the alliance allows the Company to use Yahoo's behaviorally targeted ad-serving platform (APT platform) to sell advertising on the Company's websites. While sales of Yahoo inventory and behaviorally targeted sales were conducted on a limited test basis in 2008, the Company began rolling out the APT platform to its newspaper websites in early 2009.

*Broadening Newspaper's Audiences in Their Local Markets*

Each of the Company's daily newspapers has the largest circulation of any newspaper serving its particular community, and coupled with a local website, reaches a broad audience in each market. The Company believes that its broad reach in each market is of primary importance in attracting advertising, the principal source of revenues for the Company.

While daily newspaper paid circulation was down 11.4% and Sunday circulation was down 8.3% in fiscal 2009 compared with fiscal 2008, a portion of the decline in print circulation reflected aggressive price increases at most newspapers and reductions by the Company to eliminate unprofitable circulation that advertisers did not value highly. In addition, the Company's digital audience continues to show growth, with average monthly unique visitors at McClatchy newspapers' websites in 2009 up 18.6% from 2008 to 34.5 million average monthly unique visitors.

The Audit Bureau of Circulations (ABC) now certifies audience reach where surveys are available—generally in larger markets. Based on September 2009 ABC data the Company's newspapers deliver unduplicated reach of print and online readers of nearly 70% in its 21 measured McClatchy markets. Collectively, these 21 measured markets showed audience growth between March and September of 2009.

To remain the leading local media company and a must-buy for advertisers, McClatchy is focused on maintaining broad reach of print and online audiences in each market it serves. McClatchy will continue to refine and strengthen its print platform, but its growth increasingly comes from its digital products and the beneficial impact those products have on the total audience the Company delivers for its advertisers.

*Maintaining Commitment to Public Service Journalism*

The Company believes that high quality news content is the foundation of the mass reach necessary for the press to play its role in a democratic society. It is also the underpinning of the Company's success in the marketplace. McClatchy newspapers continually receive national and regional awards among their peers for high-quality journalism.

Today, the Company is able to deliver breaking news, as its websites compete with television and radio broadcasters for news headlines that can subsequently be expanded in its newspapers. The Company's news organizations can provide both targeted information and in-depth coverage as needed through newspapers, websites, mobile delivery and other developing technologies.

Management believes its newspapers and websites are well equipped to discover, produce and distribute premium quality content in ways that leverage the Company's size and tap technology to find efficiencies in newsgathering and distribution.

*Restructuring McClatchy's Operations to Reduce its Cost Structure*

The ongoing structural and cyclical change in the current economy demands that the Company respond by reengineering and restructuring its operations to achieve an efficient and sustainable cost structure. Compensation expense is the largest component of the Company's cash operating expenses (total operating expense less depreciation and amortization, noncash impairment charges and severance costs), accounting for 50.2% of cash operating expenses in fiscal 2009 and 52.2% in fiscal 2008. Technology increasingly is giving the Company the ability to operate more efficiently and reduce staff and related compensation expense. The Company looks actively for opportunities to realize efficiencies by outsourcing and/or centralizing certain functions such as production, circulation, finance, information systems, customer call centers, and advertising operations. The Company believes using technology in this way is an important component to the restructuring plans discussed in more detail below.

Cyclical economic pressures are causing the Company to ramp down its costs more quickly to meet new revenue realities. In doing so, the Company's newspaper operations are emphasizing restructuring moves that are preferred or acceptable to our audiences and advertisers, such as reducing the width of newspapers or reducing unprofitable circulation that reaches areas outside of a newspaper's core market. The Company is focusing its efforts on quality content production, effective sales efforts and growth in digital operations to position it for an economic recovery.

During 2008 and 2009, in order to make significant progress in achieving an efficient and sustainable cost structure, the Company announced a strategic restructuring programs which resulted in the reduction of staffing by approximately 4,200 positions, and announced the freezing of the Company's pension plans and other cost saving measures. See further discussion in, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation".

**Other Operational Information**

Each of the Company's newspapers is largely autonomous in its local advertising and editorial operations in order to meet most effectively the needs of the communities it serves.

The Company has two operating segments. Publishers and editors of each of the newspapers make the day-to-day decisions and report to one of two vice presidents of operations (segment managers). The segment managers are responsible for implementing the operating and financial plans at each of the newspapers within their respective operating segment. The corporate managers, including executive officers, set the basic business, accounting, financial and reporting policies.

Publishers also work together to consolidate functions and share resources regionally and across the Company in operational areas that lend themselves to such efficiencies, such as certain regional or national sales efforts, accounting functions, online publishing systems and products, information technology functions and others. A corporate advertising department was formed in 2008 and is headed by a vice president of advertising who works with the Company's largest advertisers in placing advertising across the Company in newspapers and online websites. These efforts are often coordinated through the segment managers and corporate personnel.

The Company's newspaper business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year reflecting the spring and Thanksgiving and Christmas holidays, respectively. The first quarter, when holidays are not prevalent, is historically the slowest quarter for revenues and profits.

The following table summarizes the circulation of each of the Company's daily newspapers. These circulation figures are reported on the Company's fiscal year basis and are not meant to reflect Audit Bureau of Circulations (ABC) reported figures.

| Circulation by Newspaper | 2009 | | 2008 | |
|---|---|---|---|---|
| | Daily | Sunday | Daily | Sunday |
| *The Sacramento Bee* | 226,329 | 272,738 | 259,223 | 300,510 |
| *The Kansas City* (Missouri) *Star* | 222,415 | 316,390 | 243,488 | 332,004 |
| *Charlotte Observer* | 175,565 | 231,243 | 199,956 | 253,393 |
| (Fort Worth) *Star-Telegram* | 174,991 | 259,011 | 197,672 | 283,914 |
| *The Miami Herald* | 167,998 | 245,849 | 221,736 | 285,246 |
| *The* (Raleigh) *News & Observer* | 144,356 | 194,924 | 162,224 | 207,080 |
| *The Fresno Bee* | 129,542 | 153,251 | 142,518 | 167,184 |
| *Lexington Herald-Leader* | 101,229 | 117,219 | 104,140 | 127,424 |
| *The* (Tacoma) *News Tribune* | 91,545 | 104,974 | 106,441 | 120,897 |
| *The* (Columbia, SC) *State* | 87,633 | 111,587 | 97,964 | 125,149 |
| *The Wichita Eagle* | 76,024 | 116,944 | 80,879 | 125,506 |
| *The Modesto Bee* | 68,102 | 74,903 | 75,390 | 79,430 |
| *El Nuevo Herald* | 61,261 | 81,634 | 78,255 | 86,733 |
| *Idaho Statesman* (Boise) | 53,913 | 73,121 | 59,566 | 77,263 |
| *Anchorage Daily News* | 51,749 | 57,641 | 61,520 | 68,732 |
| *Belleville* (Illinois) *News-Democrat* | 50,167 | 57,127 | 50,840 | 59,465 |
| *The* (Macon, GA) *Telegraph* | 49,133 | 64,578 | 54,132 | 68,649 |
| *The* (Myrtle Beach, SC) *Sun News* | 42,892 | 54,889 | 47,931 | 59,304 |
| (Biloxi) *Sun Herald* | 39,665 | 45,032 | 42,189 | 47,393 |
| *The Bradenton* (Florida) *Herald* | 39,134 | 45,925 | 42,620 | 48,547 |
| *Tri-City* (Washington) *Herald* | 37,073 | 39,961 | 39,912 | 42,161 |
| (Columbus, GA) *Ledger-Enquirer* | 35,483 | 43,933 | 39,749 | 47,738 |
| *The* (San Luis Obispo, CA) *Tribune* | 34,579 | 39,717 | 35,891 | 41,290 |
| *The Olympian* (Washington) | 27,530 | 33,271 | 30,313 | 37,237 |
| *The* (Rock Hill, SC) *Herald* | 24,993 | 27,947 | 28,242 | 30,510 |
| (Pennsylvania) *Centre Daily Times* | 22,024 | 28,352 | 23,274 | 30,291 |
| *The Bellingham* (Washington) *Herald* | 19,496 | 24,342 | 21,702 | 27,175 |
| *The Island Packet* (Hilton Head, SC) | 18,417 | 19,724 | 18,489 | 19,716 |
| *Merced* (California) *Sun-Star* | 14,702 | — | 15,618 | — |
| *The Beaufort* (South Carolina) *Gazette* | 10,694 | 10,171 | 11,701 | 10,915 |

The Company's newspapers are generally delivered by independent contractors, and subscription revenues are recorded net of direct delivery costs.

## Other Operations

The Company owns 14.4% of Career Builder, the nation's largest online job site, 25.6% of Classified Ventures, a newspaper industry partnership that offers classified websites such as cars.com and apartments.com. The Company owns one-third of HomeFinder, LLC which operates the real estate website HomeFinder.com. The Company also owns a 15.0% interest in TKG Internet Holdings, which owns 75.0% of Topix.net (Topix), a general interest website focused on local communities, for an effective ownership of 11.3%.

McClatchy Tribune Information Service (MCT), a joint venture of McClatchy and Tribune Company (Tribune), offers stories, graphics, illustrations, photos and paginated pages for print publishers and web-ready content for online publishers. All the Company's newspapers, Washington D.C. staff and foreign bureaus produce MCT editorial material. Content is also supplied by Tribune newspapers and a number of other newspapers.

The Company owns 49.5% of the voting stock and 70.6% of the nonvoting stock of The Seattle Times Company. The Seattle Times Company owns *The Seattle Times* newspaper and weekly newspapers in Puget Sound and daily newspapers located in Walla Walla and Yakima, Washington.

In addition, the Company owns a 27.0% interest in Ponderay Newsprint Company (Ponderay), a general partnership, which owns and operates a newsprint mill in the State of Washington. The Company is required to purchase up to 56,800 metric tons of newsprint annually from Ponderay on a "take-if-tendered" basis at prevailing market prices, until Ponderay's debt is repaid.

The Company and affiliates of Cox Enterprises, Inc. and Media General Inc. each owned a 33.3% interest in SP Newsprint Co. (SP), a newsprint manufacturing company in North America that was sold in 2008. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation" below for an expanded discussion of this transaction. The Company has an annual purchase commitment for up to 149,160 metric tons of newsprint from SP.

The Company uses the equity method of accounting for a majority of its investments in unconsolidated companies.

**Raw Materials**

During fiscal 2009, the Company consumed approximately 218,000 metric tons of newsprint compared to 314,000 metric tons in fiscal 2008 for its continuing operations. The decrease in tons consumed was primarily due to lower advertising sales and circulation volumes, and to conversion to lighter weight newsprint and reduction of web widths at certain newspapers. The Company currently obtains a majority of its supply of newsprint from Ponderay and SP, as well as a number of other suppliers, and primarily under long term contracts.

The Company's earnings are sensitive to changes in newsprint prices. Newsprint expense accounted for 10.7% of total operating expenses in fiscal 2009 and 12.7% in fiscal 2008 (excluding masthead impairment from total expenses in 2008). However, because the Company has an ownership interest in Ponderay, an increase in newsprint prices, while negatively affecting the Company's operating expenses, would increase the earnings from its share of this investment partially offsetting the increase in the Company's newsprint expense. A decline in newsprint prices would have the opposite effect. Ponderay is also impacted by fluctuations in the cost of energy and fiber used in the papermaking process. The Company estimates that it will use approximately 180,000 metric tons of newsprint in fiscal 2010, depending on the level of print advertising, circulation volumes and other business considerations.

The Company purchased 200,832 metric tons of newsprint from Ponderay and SP in 2009. See the discussion above; Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation"; and the financial statements and accompanying notes for further discussion of the impact of these investments on the Company's business.

McClatchy fully supports recycling efforts. In 2009, 99.4% of the newsprint used by McClatchy newspapers was made up of some recycled fiber; the average content was 76.1% recycled fiber. This translates into an overall recycled newsprint average of 75.1%. During 2009, all of McClatchy's newspapers collected and recycled press waste, newspaper returns and printing plates.

### Competition

The Company's newspapers, direct marketing programs and internet sites compete for advertising revenues and readers' time with television, radio, other internet sites, direct mail companies, free shoppers, suburban neighborhood and national newspapers and other publications, and billboard companies, among others. In some of its markets, the Company's newspapers also compete with other newspapers published in nearby cities and towns. Competition for advertising is generally based upon circulation levels, readership demographics, price, internet usage and advertiser results, while competition for circulation and readership is generally based upon the content, journalistic quality, service and the price of the newspaper.

The Company's major daily newspapers are the primary general circulation newspaper in each of their respective markets and lead their local newspaper competitors in both advertising linage and general circulation and readership. Its newspaper internet sites are generally the leading local sites in each of the Company's major daily newspaper markets, based upon research conducted by the Company and various independent sources.

Nonetheless, the Company has noted changes in readership trends, including a shift of readers to the internet and mobile devices, and has experienced greater shift of advertising in the classified categories to online advertising. The Company faces greater competition, particularly in the areas of employment, automotive and real estate advertising, by online competitors. To address the structural shift to digital media, the Company's newspapers provide editorial content on a wide variety of platforms and formats—from its daily newspaper to leading local websites; on social network sites such as Facebook and Twitter; on smart phones and on eReaders; on blogs and in niche publications and websites; in e-mail newsletters and RSS feeds. In addition its websites offer leading digital classified products such as CareerBuilder, cars.com and Apartments.com and the Company continues to expand it partnerships with technology companies such as its affiliation with Yahoo on retail efforts.

### Employees—Labor

As of December 27, 2009, the Company had approximately 9,600 full and part-time employees (equating to approximately 8,590 full-time equivalent employees), of whom approximately 5.9% were represented by unions. Most of the Company's union-represented employees are currently working under labor agreements expiring in various years through 2012. Twenty of the Company's 30 daily papers have no unions.

While the Company's newspapers have not had a strike for decades and do not currently anticipate a strike occurring, the Company cannot preclude the possibility that a strike may occur at one or more of its newspapers when future negotiations occur. The Company believes that, in the event of a newspaper strike, it would be able to continue to publish and deliver to subscribers, a capability which is critical to retaining revenues from advertising and circulation, although there can be no assurance of this.

### Compliance with Environmental Laws

The Company uses appropriate waste disposal techniques for items such as ink and other toxic fluids. The Company has a $1 million letter of credit shared among various state environmental agencies and the US Environmental Protection Agency to provide collateral related to existing or previously disposed oil drums, but the Company does not have any significant environmental issues and has no significant expenses or capital expenditures related to environmental control facilities.

## ITEM 1A. RISK FACTORS

### Forward-Looking Information:

This report on Form 10-K contains forward-looking statements regarding the Company's actual and expected financial performance and operations. These statements are based upon our current expectations and knowledge of factors impacting our business, including, without limitation, statements about our ability to consummate contemplated sales transactions for our assets or investments which may enable debt reduction on anticipated terms, our customers and the markets in which we operate, advertising revenues, the effect of revenues on the fair value of our reporting units, our impairment analyses and our evaluation of the factors pertinent thereto, the economy, our pension plans, including our assumptions regarding return on pension plan assets and assumed discount rates, newsprint costs, our restructuring plans, including projected costs and savings, amortization expense, stock option expenses, prepayment of debt, capital expenditures, litigation, sufficiency of capital resources, possible acquisitions and investments, and our future financial performance. Such statements are subject to risks, trends and uncertainties. Forward-looking statements are generally preceded by, followed by or are a part of sentences that include the words "believes," "expects," "anticipates," "estimates," or similar expressions. For all of those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this document, particularly in the section entitled "Risk Factors" and in the documents which we incorporate by reference, could affect the future results of McClatchy and could cause those future results to differ materially from those expressed in our forward-looking statements: the duration and depth of the economic recession; McClatchy might not generate cash from operations, or otherwise, necessary to reduce debt or meet debt covenants as expected; McClatchy might not consummate contemplated transactions to enable debt reduction on anticipated terms or at all; McClatchy might not achieve its expense reduction targets or might do harm to its operations in attempting to achieve such targets; McClatchy's operations have been, and will likely continue to be, adversely affected by competition, including competition from internet publishing and advertising platforms; increases in the cost of newsprint; bankruptcies or financial strain of its major advertising customers; litigation or any potential litigation; geo-political uncertainties including the risk of war; changes in printing and distribution costs from anticipated levels; changes in interest rates; changes in pension assets and liabilities; increased consolidation among major retailers in our markets or other events depressing the level of advertising; our inability to negotiate and obtain favorable terms under collective bargaining agreements with unions; competitive action by other companies; decreased circulation and diminished revenues from retail, classified and national advertising; and other factors, many of which are beyond our control.

***The Company has significant competition in the market for news and advertising, which may reduce its advertising and circulation revenues in the future.***

The Company's primary source of revenues is advertising, followed by circulation. In recent years, the advertising industry generally has experienced a secular shift toward internet advertising and away from other traditional media. In addition, the Company's circulation has declined over the last two years, reflecting general trends in the newspaper industry including consumer migration toward the internet and other media for news and information. With the continued development of alternative forms of media technologies, the Company faces increasing competition from other online sources for both advertising and circulation revenues. This competition has intensified as a result of the continued developments of digital media technologies. Distribution of news, entertainment and other information over the internet, as well as through mobile phones and other devices, continues to increase in popularity. These technological developments are increasing the number of media choices available to advertisers and audiences. As media audiences fragment, the Company expects advertisers to allocate larger portions of their advertising budgets to digital media. This increased competition has had and is expected to continue to have an adverse effect on the Company's business and financial results, including negatively impacting revenues and operating income.

***Weak general economic and business conditions subject the Company to risks of declines in advertising revenues.***

The United States economy is undergoing an extended period of economic uncertainty, which has caused, among other things, a general tightening in the credit markets, limited access to the credit markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer and business spending, and lower consumer net worth. The resulting pressure on the labor and retail markets and the downturn in consumer confidence have weakened the economic climate in all of the markets in which the Company does business and have had and are expected to continue to have an adverse effect on the Company's advertising revenues. Classified advertising revenues have continued to decline since late 2006 and advertising results declined across the board in 2008 and 2009. To the extent these economic conditions continue or worsen, the Company's business and advertising revenues will be adversely affected, which could negatively impact the Company's operations and cash flows and the Company's ability to meet the covenants in its senior secured credit agreement. In addition, seasonal variations in consumer spending cause our quarterly advertising revenues to fluctuate. Second and fourth quarter advertising revenues are typically higher than first and third quarter advertising revenues, reflecting the slower economic activity in the winter and summer and the stronger fourth quarter holiday season. If general economic conditions and other factors cause a decline in revenues, particularly during the second or fourth quarters, we may not be able to grow or maintain our revenues for the year which would have an adverse effect on the Company's business and financial results.

***If management is unable to execute cost-control measures successfully, total operating costs may be greater than expected, which may adversely affect the Company's profitability.***

Given general economic and business conditions and the Company's recent operating results, the Company has taken steps to lower operating costs by reducing workforce and implementing general cost-control measures. If the Company does not achieve its expected savings from these initiatives, or if operating costs increase as a result of these initiatives, total operating costs may be greater than anticipated. Although management believes that appropriate steps have been taken and are being taken to implement cost-control efforts, such efforts may affect the Company's business and its ability to generate future revenue. Significant portions of the Company's expenses are fixed costs that neither increase nor decrease proportionately with revenues. As a result, management is limited in its ability to reduce costs in the short term. If these cost-control efforts do not reduce costs sufficiently, income from continuing operations may continue to decline.

***The collectability of accounts receivable under current adverse economic conditions could deteriorate to a greater extent than provided for in the Company's financial statements.***

Recessionary conditions in the U.S have increased the Company's exposure to losses resulting from the potential bankruptcy of the Company's advertising customers. The recession could also impair the ability of those with whom the Company does business to satisfy their obligations to the Company even if they do not file for bankruptcy. As a result, the Company's results of operations may continue to be adversely affected. The Company's accounts receivables are stated at net estimated realizable value and the Company's allowance for doubtful accounts has been determined based on several factors, including the aging of accounts receivables and evaluation of significant individual credit risk accounts. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.

***The economic downturn and the decline in the price of the Company's publicly traded stock may result in goodwill and masthead impairment charges.***

The Company recorded masthead impairment charges of $59.6 million in 2008 and $3.0 billion of goodwill and masthead impairment charges in 2007 reflecting the economic downturn and the decline in the price of the Company's publicly traded common stock. Should general economic, market or business conditions continue to decline, and continue to have a negative impact on the Company's stock price, the Company may be required to record additional impairment charges.

***The Company has $1.9 billion in total consolidated debt, which subjects the Company to significant interest rate and credit risk.***

As of December 27, 2009, the Company had approximately $1.9 billion in total principal indebtedness outstanding. This level of debt increases the Company's vulnerability to general adverse economic and industry conditions. Debt service costs are subject to interest rate changes as well as any changes in the Company's leverage ratio (ratio of debt to operating cash flow as defined in the Company's existing senior secured credit agreement with its banks). Higher leverage ratios could increase the level of debt service costs and also affect the Company's future ability to refinance maturing debt, or the ultimate structure of such refinancing. In addition, the Company's credit ratings could affect its ability to refinance its debt. On February 11, 2010, Standard & Poor's upgraded its corporate credit rating on the Company to 'B-' from 'CC', with a stable rating outlook, and the ratings on the Company's bonds and senior secured credit facility were upgraded from 'C' to 'B-' (including the Company's 11.5% Senior Secured Notes due 2017). On February 11, 2010, Moody's upgraded its corporate credit rating on the Company to 'Caa1' from 'Caa2', with a stable rating outlook, and the ratings on the Company's unsecured bonds were upgraded from 'Caa3' to 'Caa2' and Moody's issued a "B1" rating on the Company's 11.5% Senior Secured Notes due 2017 and senior secured credit facility.

***Covenants in the indenture governing the Company's 11.50% Senior Secured Notes due 2017 (the "2017 Notes") and its senior secured credit facility will restrict the Company's operations in many ways.***

The indenture governing the 2017 Notes and the senior secured credit facility contain various covenants that limit, subject to certain exceptions, our ability and/or our restricted subsidiaries' ability to, among other things:

- incur liens or additional debt or provide guarantees;
- issue redeemable stock and preferred stock;
- pay dividends or make distributions on capital stock or repurchase capital stock or repurchase outstanding notes or debentures prior to their stated maturity;
- make loans, investments or acquisitions;
- enter into agreements that restrict distributions from its subsidiaries;
- create or permit restrictions on the ability of its subsidiaries to pay dividends or distributions or guarantee debt or create liens;
- sell assets and capital stock of its subsidiaries;
- enter into certain transactions with its affiliates; and dissolve, liquidate, consolidate or merge with or into, or sell substantially all its assets to another person.

The restrictions contained in the indenture for the 2017 Notes and the senior secured credit facility could adversely affect the Company's ability to:

- finance its operations;
- make needed capital expenditures;
- make strategic acquisitions or investments or enter into alliances;
- withstand a future downturn in its business or the economy in general;
- engage in business activities, including future opportunities, that may be in its interest; and
- plan for or react to market conditions or otherwise execute our business strategies.

The Company's ability to comply with covenants contained in the indenture for the 2017 Notes and the senior secured credit facility may be affected by events beyond its control, including prevailing economic, financial and industry conditions. Even if the Company is able to comply with all of the applicable covenants, the restrictions on its ability to manage its business could adversely affect its business by, among other things, limiting its ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that the Company believes would be beneficial to it.

***Potential disruptions in the credit markets could adversely affect the availability and cost of short-term funds for liquidity requirements, and could adversely affect the Company's access to capital or to obtain financing at reasonable rates and its ability to refinance existing debt at reasonable rates or at all.***

If internal funds are not available from the Company's operations, the Company may be required to rely on the banking and credit markets to meet its financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as were experienced during 2008 and 2009, could adversely affect the Company's ability to access additional funds in the capital markets or draw on its senior secured credit facility. Although the Company believes that its operating cash flow and current access to capital and credit markets, including the proceeds from its recent notes offering and funds from its senior secured credit facility, will give it the ability to meet its financial needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair the Company's liquidity. If this should happen, any alternative credit arrangements may not be put in place without a potentially significant increase in the Company's cost of borrowing.

As of December 27, 2009, on an as adjusted basis after giving effect to the refinancing discussed in Item 7, the Company would have had approximately $2.0 billion in total principal indebtedness, $875 million of which would have consisted of the notes that were issued on February 4, 2010 and $262.0 million of which would have consisted of borrowings under its senior secured credit facility with the remainder in the form of unsecured publicly traded notes maturing in part in 2011, 2014, 2017, 2027 and 2029. While cash flow should permit the Company to lower the amount of this debt before it matures, a significant portion of this debt will probably need to be refinanced in the future. Access to the capital markets for longer-term financing is currently restricted due to the unprecedented and ongoing turmoil in the capital markets.

***The Company requires newsprint for operations and, therefore, its operating results may be adversely affected if the price of newsprint increases.***

Newsprint is the major component of the Company's cost of raw materials. Newsprint accounted for 10.7% of McClatchy's operating expenses for fiscal 2009. Accordingly, earnings are sensitive to changes in newsprint prices. The price of newsprint has historically been volatile and may increase as a result of various factors, including:

- declining newsprint supply from mill closures;
- reduction in newsprint suppliers because of consolidation in the newsprint industry;
- paper mills reducing their newsprint supply because of switching their production to other paper grades; and
- a decline in the financial situation of newsprint suppliers.

The Company has not attempted to hedge fluctuations in the normal purchases of newsprint or enter into contracts with embedded derivatives for the purchase of newsprint. If the price of newsprint increases materially, operating results could be adversely affected. If newsprint suppliers experience labor unrest, transportation difficulties or other supply disruptions, the Company's ability to produce and deliver newspapers could be impaired and/or the cost of the newsprint could increase, both of which would negatively affect its operating results.

***A portion of the Company's employees are members of unions and if the Company experiences labor unrest, its ability to produce and deliver newspapers could be impaired.***

If McClatchy experiences labor unrest, its ability to produce and deliver newspapers could be impaired in some locations. The results of future labor negotiations could harm the Company's operating results. The Company's newspapers have not endured a labor strike for decades. However, management cannot ensure that a strike will not occur at one or more of the Company's newspapers in the future. As of December 27, 2009, approximately 5.9% of full-time and part-time employees were represented by unions. Most of the Company's union-represented employees are currently working under labor agreements, which expire at various times through 2012. McClatchy faces collective bargaining upon the expirations of these labor agreements. Even if its newspapers do not suffer a labor strike, the Company's operating results could be harmed if the results of labor negotiations restrict its ability to maximize the efficiency of its newspaper operations.

***Under the Pension Protection Act (PPA), the Company will be required to make greater cash contributions to its defined benefit pension plans in the next several years than previously required, placing greater liquidity needs upon its operations.***

The poor capital markets of 2008 that have affected all investments impacted the funds in the Company's pension plans which had poor returns in 2008. However, strong returns in 2009 helped offset a portion of this impact, but, as a result of the plans' lower assets, the projected benefit obligations of the Company's qualified pension plans exceed plan assets by $500.0 million as of December 27, 2009. The excess of benefit obligations over pension assets is expected to give rise to an increase in required pension contributions over the next several years. The PPA funding rules are likely to require the net liability at the end of 2009 to be funded with tax deductible contributions between 2010 and 2015, with approximately $22.0 million coming due in 2010. Contributions in future years, while not yet known, are expected to be substantially higher than the 2010 amounts. While legislation has recently been enacted to give some relief in funding and there may be more related legislation, the contributions will place additional strain on the Company's liquidity needs.

***The Company has invested in certain internet ventures, but such ventures may not be as successful as expected which could adversely affect the results of operations of the Company.***

The Company continues to evaluate its business and make strategic investments in digital ventures, either alone or with partners, to further its growth in its online businesses. There can be no assurances that these investments or partnerships will result in growth in advertising or will produce equity income or capital gains in future years.

***If the Company is not successful in growing its digital businesses, its business, financial condition and prospects will be adversely affected.***

The Company's future growth depends to a significant degree upon the development of its digital businesses. The growth and success of its digital businesses over the long term depends on various factors, including, among other things the ability to:

- continue to increase online audiences;
- attract advertisers to its Web sites;
- maintain or increase the advertising rates on its Web sites;
- exploit new and existing technologies to distinguish its products and services from those of its competitors and developing new content, products and services; and
- invest funds and resources in online opportunities.

If the Company is not successful in growing its digital businesses, its business, financial condition and prospects will be adversely affected.

***Circulation declines could adversely affect the Company's circulation and advertising revenues.***

Advertising and circulation revenues are affected by circulation and readership levels of the Company's newspapers. In recent years, newspapers have experienced difficulty maintaining or increasing print circulation levels because of a number of factors, including:

- increased competition from other publications and other forms of media technologies available in various markets, including the internet and other new media formats that are often free for users;
- continued fragmentation of media audiences;
- a growing preference among some consumers to receive all or a portion of their news other than from a newspaper;
- increases in subscription and newsstand rates; and
- declining discretionary spending by consumers affected by negative economic conditions.

These factors could also affect the Company's newspapers' ability to institute circulation price increases for print products. A prolonged reduction in circulation would have a material adverse effect on advertising revenues. To maintain the Company's circulation base, it may be required to incur additional costs which it may not be able to recover through circulation and advertising revenues.

***Adverse results from litigation or governmental investigations can impact the Company's business practices and operating results.***

From time to time, the Company and its subsidiaries are parties to litigation and regulatory, environmental and other proceedings with governmental authorities and administrative agencies. Adverse outcomes in lawsuits or investigations could result in significant monetary damages or injunctive relief that could adversely affect our operating results or financial condition as well as our ability to conduct our businesses as they are presently being conducted.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

The corporate headquarters of the Company are located at 2100 "Q" Street, Sacramento, California. At December 27, 2009, the Company had newspaper production facilities in 29 markets situated in 15 states. The Company's facilities vary in size and in total occupy about 7.9 million square feet. Approximately 1.3 million of the total square footage is leased from others, while the remaining square footage is property owned by the Company. The Company owns substantially all of its production equipment, although certain office equipment is leased.

The Company maintains its properties in good condition and believes that its current facilities are adequate to meet the present needs of its newspapers.

## ITEM 3. LEGAL PROCEEDINGS

The Company becomes involved from time to time in claims and lawsuits incidental to the ordinary course of its business, including such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, and complaints alleging discrimination. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Historically, such claims and proceedings have not had a material adverse effect upon the Company's consolidated results of operations or financial condition.

## ITEM 4. RESERVED

## PART II

### ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

*Market Information:* The Company's Class A Common Stock is listed on the New York Stock Exchange (NYSE symbol—MNI). A small amount of Class A Common Stock is also traded on other exchanges. The Company's Class B Stock is not publicly traded. The following table lists per share dividends paid on both classes of Common Stock and the high and low prices of the Company's Class A Common Stock as reported by the NYSE for each fiscal quarter of 2009 and 2008:

| | HIGH | LOW | DIVIDENDS |
|---|---|---|---|
| *Year Ended December 27, 2009:* | | | |
| First quarter | $ 1.87 | $0.35 | $0.09 |
| Second quarter | $ 1.33 | $0.46 | $0.00 |
| Third quarter | $ 2.88 | $0.39 | $0.00 |
| Fourth quarter | $ 4.04 | $2.13 | $0.00 |
| *Year Ended December 28, 2008:* | | | |
| First quarter | $12.83 | $8.33 | $0.18 |
| Second quarter | $11.21 | $6.86 | $0.18 |
| Third quarter | $ 7.11 | $2.57 | $0.09 |
| Fourth quarter | $ 4.85 | $0.62 | $0.09 |

*Holders:*

The number of record holders of Class A and Class B Common Stock at February 24, 2010 was 5,800 and 23, respectively.

*Dividends:*

The payment and amount of future dividends remain within the discretion of the Board of Directors and will depend upon the Company's future earnings, financial condition and requirements, and other factors considered relevant by the Board. The Company suspended its dividend after the payment of the first quarter dividend in fiscal 2009. Also, the Company is restricted by its senior secured credit agreement from paying dividends after June 28, 2009 when its leverage is greater than three times its earnings before interest, taxes, depreciation and amortization (EBITDA) as defined in the agreement.

*Sales of Unregistered Securities:*

None

*Purchases of Equity Securities:*

None

The following graph compares the cumulative 5-year total return attained by shareholders on The McClatchy Company's common stock versus the cumulative total returns of the S&P Midcap 400 index, and a customized peer group composed of nine companies. The Company selected its peer group based on the fact that McClatchy is a pure-play newspaper publishing and online media company with no other media business beyond its newspaper and online business. The Company added the E W Scripps Company (Scripps) to its peer group in 2009 because Scripps spun off certain non-newspaper operations in mid 2008 and as a result, a majority of its revenues now come from newspaper publishing, making it comparable to the Company. In addition, the Journal Register Company ceased to be publicly traded and accordingly, was deleted from the Company's peer group in 2009.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***

Among The McClatchy Company, The S&P Midcap 400 Index, An Old Peer Group And A New Peer Group


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/26/04
12/25/05
12/31/06
12/30/07
7/1/08
12/28/08
3/29/09
6/28/09
9/27/09
12/27/09
The McClatchy Company
S&P Midcap 400
Old Peer Group
New Peer Group

*$100 invested on 12/26/04 in stock or 12/31/04 in ndex, including reinvestment of dividends. Index calculated on month-end basis.



| | 12/26/04 | 12/25/05 | 12/31/06 | 12/30/07 | 7/1/08 | 12/28/08 | 3/29/09 | 6/28/09 | 9/27/09 | 12/27/09 |
|---|---|---|---|---|---|---|---|---|---|---|
| The McClatchy Company | 100.00 | 83.20 | 62.71 | 18.94 | 9.85 | 1.35 | 1.40 | 0.94 | 5.03 | 7.21 |
| S&P Midcap 400 | 100.00 | 112.55 | 124.17 | 134.08 | 128.84 | 85.50 | 78.10 | 92.74 | 111.27 | 117.46 |
| Old Peer Group | 100.00 | 75.40 | 72.26 | 46.92 | 28.17 | 11.05 | 5.45 | 6.72 | 14.29 | 22.78 |
| New Peer Group | 100.00 | 79.58 | 77.83 | 55.11 | 37.68 | 14.48 | 7.28 | 9.07 | 19.61 | 30.44 |

*The stock price performance included in this graph is not necessarily indicative of future stock price performance.*

The Company's current customized peer group includes nine companies which are publicly traded with a majority of their revenues from newspaper publishing. This peer group includes: A H Belo Corp., E W Scripps Company, Gannett Inc., Gatehouse Media Inc., Journal Communications Inc., Lee Enterprises Inc., Media General Inc., New York Times Company and Sun-Times Media Group Inc.

## ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and other financial information appearing elsewhere in this Annual Report on Form 10-K. The information set forth below is not necessarily indicative of the Company's future financial condition or results of operations.

### SELECTED FINANCIAL DATA (1)(2)

(in thousands, except per share amounts)

| | December 27, 2009 | December 28, 2008 | December 30, 2007 (1) | December 31, 2006 (2) | December 25, 2005 |
|---|---|---|---|---|---|
| REVENUES—NET: | | | | | |
| Advertising | $1,143,129 | $1,568,766 | $ 1,911,722 | $1,432,913 | $ 691,790 |
| Circulation | 278,256 | 265,584 | 275,658 | 194,940 | 97,205 |
| Other | 50,199 | 66,106 | 72,983 | 47,337 | 18,485 |
| | 1,471,584 | 1,900,456 | 2,260,363 | 1,675,190 | 807,480 |
| OPERATING EXPENSES: | | | | | |
| Depreciation and amortization | 142,889 | 142,948 | 148,559 | 98,865 | 39,311 |
| Other operating expenses | 1,130,183 | 1,536,343 | 1,685,710 | 1,229,417 | 576,866 |
| Goodwill and masthead impairment | — | 59,563 | 2,992,046 | — | — |
| | 1,273,072 | 1,738,854 | 4,826,315 | 1,328,282 | 616,177 |
| OPERATING INCOME (LOSS) | 198,512 | 161,602 | (2,565,952) | 346,908 | 191,303 |
| NON-OPERATING (EXPENSES) INCOME: | | | | | |
| Interest expense | (127,276) | (157,385) | (197,997) | (93,664) | — |
| Interest income | 47 | 1,429 | 243 | 3,562 | 47 |
| Equity income (loss) in unconsolidated companies—net | 2,130 | (14,021) | (36,899) | 4,951 | 635 |
| Write-down of investments and land held for sale | (28,322) | (26,462) | (84,568) | — | — |
| Gain on non-operating items and other—net | 44,320 | 56,922 | 1,982 | 9,128 | 231 |
| | (109,101) | (139,517) | (317,239) | (76,023) | 913 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | 89,411 | 22,085 | (2,883,191) | 270,885 | 192,216 |
| INCOME TAX PROVISION (BENEFIT) | 29,147 | 19,278 | (156,582) | 87,390 | 72,701 |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | 60,264 | 2,807 | (2,726,609) | 183,495 | 119,515 |
| INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES | (6,174) | (6,758) | (9,404) | (339,072) | 41,004 |
| NET INCOME (LOSS) | $ 54,090 | $ (3,951) | $(2,736,013) | $ (155,577) | $ 160,519 |
| NET INCOME (LOSS) PER COMMON SHARE: | | | | | |
| Basic: | | | | | |
| Income (loss) from continuing operations | $ 0.72 | $ 0.03 | $ (33.26) | $ 2.85 | $ 2.56 |
| Income (loss) from discontinued operations | (0.07) | (0.08) | (0.11) | (5.27) | 0.88 |
| Net income (loss) per share | $ 0.65 | $ (0.05) | $ (33.37) | $ (2.42) | $ 3.44 |
| Diluted: | | | | | |
| Income (loss) from continuing operations | $ 0.72 | $ 0.03 | $ (33.26) | $ 2.84 | $ 2.55 |
| Income (loss) from discontinued operations | (0.07) | (0.08) | (0.11) | (5.25) | 0.87 |
| Net income (loss) per share | $ 0.65 | $ (0.05) | $ (33.37) | $ (2.41) | $ 3.42 |
| DIVIDENDS PER COMMON SHARE | $ 0.09 | $ 0.54 | $ 0.72 | $ 0.72 | $ 0.67 |
| CONSOLIDATED BALANCE SHEET DATA: | | | | | |
| Total assets | $3,302,899 | $3,522,206 | $ 4,137,919 | $8,054,710 | $2,087,116 |
| Long-term debt (3) | 1,896,436 | 2,037,776 | 2,471,827 | 2,746,669 | 154,200 |
| Stockholders' equity | 170,189 | 52,429 | 425,540 | 3,103,624 | 1,565,591 |

(1) On March 5, 2007, the Company sold the (Minneapolis) *Star Tribune* newspaper of Minneapolis, MN. Results of the (Minneapolis) *Star Tribune* newspaper are included in discontinued operations for all periods presented.

(2) On June 27, 2006 the Company purchased Knight-Ridder, Inc. Information as of and for the year ended December 31, 2006, includes the newspapers and other operations from the acquisition since the beginning of the third quarter of fiscal 2006.

(3) Excludes $530.0 million classified in current liabilities as of December 31, 2006, as such debt was repaid with proceeds from the disposition of the (Minneapolis) *Star Tribune* newspaper.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

### Overview

The McClatchy Company is the third largest newspaper publisher by circulation in the United States, with 30 daily newspapers, 43 non-dailies, and direct marketing and direct mail operations. McClatchy also operates leading local websites in each of its markets which extend its audience reach. The websites offer users information, comprehensive news, advertising, e-commerce and other services. Together with its newspapers and direct marketing products, these interactive operations make McClatchy the leading local media company in each of its premium high growth markets. McClatchy-owned newspapers include *The Miami Herald, The Sacramento Bee*, the *Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer*, and *The* (Raleigh) *News & Observer.*

McClatchy also owns a portfolio of premium digital assets, including 14.4% of CareerBuilder LLC, the nation's largest online job site, 25.6% of Classified Ventures LLC, a newspaper industry partnership that offers classified websites such as: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the online real estate website HomeFinder.com.

The Company's primary source of revenue is print and digital advertising, which accounted for 77.7% of the Company's revenue for fiscal 2009. Print and digital advertising revenues are derived from retail, national and classified advertising. Print and preprinted insert advertising are sold in the daily newspaper, but are also sold in direct marketing and other advertising products. While percentages vary from year to year and from newspaper to newspaper, classified advertising has steadily decreased as a percentage of total advertising revenues primarily in the employment and real estate categories and to a lesser extent the automotive category. Classified advertising as a percentage of total advertising revenues has declined to 26.9% in fiscal 2009 compared to 31.3% in fiscal 2008 and 36.4% in fiscal 2007, primarily as a result of the economic slowdown affecting classified advertising and the secular shift in advertising demand to online products.

While revenues from retail advertising carried as a part of newspapers (run-of-press or ROP advertising) or in advertising inserts placed in newspapers (preprint advertising) has decreased year over year, retail advertising has steadily increased as a percentage of total advertising up to 53.4% in 2009 compared to 50.1% in fiscal 2008 and 45.7% in fiscal 2007. This is partially a reflection of retail advertising declining at a slower rate than classified advertising, thus increasing as a percent of total advertising.

National advertising as a percentage of total advertising revenue remained relatively similar year over year and contributed 9.3% of total advertising revenue in fiscal 2009. Direct marketing and other advertising made up the remainder of the Company's advertising revenues in fiscal 2009.

While included in the revenues described above, all categories of digital advertising are performing better than print advertising. In 2007, the Company joined a number of other newspaper companies in forming a broad-based partnership with Yahoo, Inc. (Yahoo). The Company's local sales force is able to sell Yahoo advertising inventory and share in the revenue from the sales. In addition, the alliance allows the Company to use Yahoo's behaviorally targeted ad-serving platform (APT platform) to sell advertising on the Company's websites. While sales of Yahoo inventory and behaviorally targeted sales were conducted on a limited test basis in 2008, the Company began rolling out the APT platform to its newspaper websites in early 2009.

In total, revenues from digital advertising increased 2.3% in fiscal 2009 compared to the fiscal 2008 while print advertising revenues declined 31.0% over the same periods. However, employment advertising revenues, which have been negatively affected by the economic downturn, are down substantially in both print and digital. Excluding employment advertising, digital advertising revenues grew 27.8% in fiscal 2009, compared to fiscal 2008. Also, digital advertising revenues represented 16.2% of total advertising revenues in fiscal 2009, up from 11.6% of total advertising revenues in fiscal 2008 and from 8.6% of total advertising in fiscal 2007.

Circulation revenues increased to 18.9% of the Company's newspaper revenues in fiscal 2009 from 14.0% in fiscal 2008 and 12.2% in fiscal 2007. Most of the Company's newspapers are delivered by independent contractors. Circulation revenues are recorded net of direct delivery costs.

See the following "Results of Operations" for a discussion of the Company's revenue performance and contribution by category for fiscal 2009, 2008 and 2007.

## Recent Events and Trends

*Advertising Revenues:*

Advertising revenues declined across the board in fiscal 2009 and fiscal 2008 and in nearly every category in fiscal 2007. Classified advertising revenues have continued to decline since late 2006. Real estate advertising revenues began to weaken in the fourth fiscal quarter of 2006 and have declined substantially since then. The decline in automotive classified advertising revenues reflected an industry-wide decline that began in 2004, while employment advertising revenues have declined in most markets since the third fiscal quarter of 2006. National advertising also declined in fiscal years 2007 through 2009 reflecting a slowdown in a number of segments including telecommunications, national automotive and financial advertising. In each case, management believes the declines are primarily attributable to the weaknesses in the United States economy, and to a lesser extent, the general shift in advertising to the internet where the Company's newspapers face increased competition.

Advertising revenues in the fourth quarter of 2009 and in January and February 2010 have declined at a slower rate than the first nine months of 2009, evidence that the recession may be lessening in impact in the markets in which the Company operates.

See the revenue discussions in management's review of the Company's "Results of Operations".

*Restructuring Plans and Other Expense Activity:*

In 2008, the Company announced plans to reduce its workforce, as the Company streamlined its operations and staff size. The Company's workforce in 2008 was reduced by approximately 2,550 positions. The workforce reductions resulted in total severance costs of approximately $45 million which was largely paid in 2008.

In March 2009, the Company announced additional restructuring efforts which included reducing the Company's workforce by 15%, or 1,650 positions, the freezing of the Company's pension plans and a temporary suspension of the Company matching contribution to the 401(k) plan as of March 31, 2009. The Company's restructuring plan also involved wage reductions across the Company for additional savings. The Company's chairman and chief executive officer (CEO) declined his 2008 and 2009 bonuses and other executive officers did not receive bonuses for 2008. In addition, effective March 30, 2009, the CEO's base salary was reduced by 15%, other executive officers' salaries were reduced by 10%, and no bonuses were paid to any employee in 2009. The Company also reduced the cash compensation, including retainers and meeting fees, paid to its directors by approximately 13%, and the directors declined any stock awards for 2008 and 2009. Much of the expected expense reductions from this plan, which are largely permanent in nature, began to be realized in the second quarter of 2009. A total of $28.6 million in severance related costs associated with this restructuring plan (which represents substantially all costs associated with this plan) were incurred and largely paid through December 27, 2009.

*Newsprint:*

Newsprint prices are volatile and are largely dependent on global demand and supply for newsprint. Global demand remains weak resulting in continued low capacity utilization and below average newsprint prices. Newsprint prices peaked in the fourth quarter of 2008 and producers dropped prices in fiscal 2009. Prices began to increase in the second half of 2009 but announcement of further price increases have been delayed since late 2009. Hence, the Company does not yet know whether the full amount of announced newsprint price increases will be implemented or the timing of such increases.

Significant changes in newsprint prices can increase or decrease the Company's operating expenses and therefore, directly affect the Company's operating results. However, because the Company has ownership interests in newsprint producer Ponderay, an increase in newsprint prices, while negatively affecting the Company's operating expenses, would increase its share of earnings from this investment. A decline in newsprint prices would have the opposite effect. Ponderay is also impacted by the higher cost of energy and fiber used in the papermaking process. The impact of newsprint price increases on the Company's financial results is discussed under "Results of Operations".

*Equity Investments:*

On March 31, 2008, the Company, along with the other general partners of SP Newsprint Co. (SP), completed the sale of SP, of which the Company was a one-third owner. The Company recorded a gain on the transaction of $34.4 million. The Company used the $55.0 million of proceeds it received from the sale to reduce debt and received $5.0 million of proceeds in 2009, which was used to reduce debt.

On June 30, 2008, the Company sold its 15.0% ownership interest in ShopLocal, for $7.9 million and used the proceeds to reduce debt. The Company reduced its carrying value of ShopLocal to match the sales price. In addition, Classified Ventures, identified goodwill impairment at a real estate-related reporting unit and as a result, the Company recognized a charge related to this investment in fiscal 2008. The total non-cash pre-tax charges related to impairments of internet investments, including ShopLocal and Classified Ventures, recorded in fiscal 2008 were $26.5 million.

At the end of 2008, The Seattle Times Company (STC) recorded a comprehensive loss related to its retirement plan liabilities. The Company recorded its share of the comprehensive loss in the Company's comprehensive income (loss) in stockholders' equity to the extent that it had a carrying value in its investment in STC. As result the Company's investment in STC at December 28, 2008 was zero, and no future income or losses from STC will be recorded until the Company's carrying value is restored through future earnings by STC.

*Refinancing and Debt Exchange Offers:*

*Debt Refinancing*—The Company was a party to a credit agreement, dated as of June 27, 2006 (as amended through May 20, 2009, the "original credit agreement"), which provided for a five-year revolving credit facility and term loans. On January 26, 2010, the Company entered into an amendment to the original credit agreement that became effective on February 11, 2010, immediately prior to the closing of an offering of $875 million of senior secured public notes. The original credit agreement was amended and restated in its entirety (the "Amended and Restated Credit Agreement or Credit Agreement"). The Amended and Restated Credit Agreement provides for a $262.0 million term loan and a $249.3 million revolving credit facility, including a $100 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans equaling $72.3 million will mature on June 27, 2011 as will revolving loan commitments equal to $42.2 million. The remaining term loans and revolving loan commitments under the Amended and Restated Credit Agreement will mature on July 1, 2013. No revolving loans were outstanding as of February 11, 2010 and the Company had excess proceeds of approximately $83.8 million which were invested in cash equivalents and will be used to prepay Term A debt. Based on the terms of the Credit Agreement, a portion of the excess proceeds will be used to further reduce the available facilities under the Credit Agreement within 30 days of the closing of the transaction.

In connection with the Credit Agreement, the Company issued new 11.5% Senior Secured Notes due 2017 (the "2017 Notes"), totaling $875 million. The 2017 Notes are secured by a first-priority lien on certain of McClatchy's and the subsidiary guarantors' assets, and will rank pari passu with liens granted under McClatchy's

Amended and Restated Credit Agreement. The assets securing the 2017 Notes are unchanged from the original credit agreement and include intangible assets, inventory, receivables and certain other assets. See Note 6 to the Consolidated Financial Statements for an expanded discussion of the 2017 Notes. In addition, the Company completed tender offers for its 7.125% notes due in 2011 (the "2011 Notes") and 15.75% senior notes due 2014 (the "2014 Notes"), paying $187.3 million in cash for $171.9 million of principal 2011 Notes and 2014 Notes.

*Debt Exchange Offers*—On June 26, 2009, the Company completed a private debt exchange offer for all of its outstanding debt securities for a combination of cash and its 2014 Notes. The 2014 Notes are senior unsecured obligations and are guaranteed by McClatchy's existing and future material domestic subsidiaries. The Company exchanged $3.4 million in cash and $24.2 million of 2014 Notes in the exchange offer. In exchange for the cash and senior notes the Company retired the following outstanding principal amount of debt securities maturing in the respective years: $3.8 million in 2011 notes, $11.1 million in 2014 notes, $53.4 million in 2017 notes, $10.8 million in 2027 debentures and $23.8 million in 2029 debentures. The Company has recorded a pre-tax gain of approximately $44.1 million on the exchange in 2009. The gain was equal to the carrying amount of the exchanged securities less the total future cash payments of the 2014 Notes, including both payments of interest and principal amount, and related expenses of the exchange. A total of $23.9 million of 2014 Notes were repurchased in connection with the February 2010 tender-offer using the proceeds from the 2017 Notes discussed in "*Debt Refinancing*" section above.

In the second fiscal quarter of 2008, the Company repurchased $300 million aggregate principal amount of its outstanding debt securities for $282.4 million in cash obtained from its original credit facility. In the second half of 2008, the Company purchased $19.0 million aggregate principal of its outstanding debt securities maturing in 2009 in the open market for $17.7 million in cash obtained from its original credit facility. The Company recorded gains totaling $21.0 million on the extinguishments of these notes which included the write-off of approximately $3.0 million of net unamortized premiums related to these securities.

See Note 6 to the Consolidated Financial Statements for an expanded discussion of these transactions.

*Disposition Transactions:*

On March 5, 2007, the Company sold the (Minneapolis) *Star Tribune* and other publications and websites related to the newspaper for $530.0 million. In 2008, the Company received a total income tax benefit of approximately $200 million related to the sale; $185.0 million of the income tax benefit was received as an income tax refund and approximately $15.0 million was recouped through reductions to income taxes payable.

The results of *Star Tribune*'s operations, including interest on debt incurred to purchase it, have been recorded as discontinued operations in all periods presented. The Company used the proceeds from the sale of the *Star Tribune* to reduce debt.

In January 2010, the Company extended the contract to sell certain land in Miami to January 31, 2011 in exchange for the receipt of an additional $6 million nonrefundable deposit. Notwithstanding the extension of the contract, management evaluated the value of this land on its balance sheet given the challenging credit markets faced by the buyer and the decline in commercial real estate market in Miami. As a result of this evaluation the Company wrote-down the value of the land by $26.3 million in the fourth quarter of 2009. This transaction is discussed in greater detail in Note 4 to the Consolidated Financial Statements.

*Recent Accounting Pronouncements:*

See Note 1 to the Consolidated Financial Statements for a discussion of recent accounting pronouncements.

## Critical Accounting Policies

The accompanying discussion and analysis of our financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company bases its estimates and judgments on historical experience and on various other assumptions that it believes are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments routinely require adjustment. The most significant areas involving estimates and assumptions are allowance for uncollectible accounts, amortization and/or impairment of goodwill and other intangibles, pension and post-retirement expenses, insurance reserves, and the Company's accounting for income taxes. The Company believes the following critical accounting policies, in particular, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

*Allowance for Doubtful Accounts*—The Company maintains an allowance account for estimated losses resulting from the risk its customers will not make required payments. Generally, the Company uses the aging of accounts receivable, reserving for all accounts due 90 days or longer, to establish allowances for losses on accounts receivable. However, if the Company becomes aware that the financial condition of a customer has deteriorated, resulting in an impairment of their ability to make payments, additional allowances are reserved.

*Goodwill and Intangible Impairment*—The Company tests for goodwill annually (at year-end) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Such indicators of impairment may include, but are not limited to, changes in business climate such as an economic downturn, significant operating cash flow declines related to its newspapers or a major change in the assessment of future operations of its newspapers, or a sustained decline in the Company's stock price below the per-share book value of stockholders' equity. The Company conducted its annual impairment testing at the end of its fiscal years in 2009 and 2008. In 2007, due to the continuing challenging business conditions and the resulting weakness in the Company's stock price, the Company conducted interim impairment testing as of September 30, 2007 and conducted its normal annual testing at its fiscal year-end, December 30, 2007. As a result of its testing, impairment charges related to newspaper mastheads were recorded in fiscal 2008 and 2007 and related to goodwill in fiscal 2007—please see additional information in Note 3 to the Company's Consolidated Financial Statements.

*Summary of Approach and Analysis of Impairments:*

The required two-step approach to test for impairment requires the use of accounting judgments and estimates of future operating results. Because accounting standards require that impairment testing be done at a reporting unit level, the Company performs this testing on its operating segments (which are considered reporting units). An impairment charge generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. In summary the Company conducts its tests and considers the following factors:

- The fair value of the Company's reporting units is determined using a discounted cash flow model. The projected cash flows are based on estimates of revenues, newsprint expenses and other cash costs. While these estimates are always inherently subject to risks and uncertainties, the ability to project future operations (and in particular advertising revenues) has become more difficult due to the unprecedented declines in print advertising as discussed below.
- The discount rate is determined using the Company's weighted average cost of capital, adjusted for risks perceived by investors which are implicit in the Company's publicly traded stock price.
- The amount of a goodwill impairment charge requires management to allocate the fair value of the reporting units to all of the assets and liabilities of that unit (including any unrecognized intangible

assets), using its best judgments and estimates in valuing the reporting unit, to determine the implied fair value of goodwill.

- The resulting total fair value of the reporting units is then reconciled to the market capitalization of the Company, giving effect to an appropriate control premium. A goodwill impairment charge is recorded to the extent that the implied goodwill values are below the book value of goodwill for the reporting units.

Management believes the lack of visibility in future revenue trends has affected investors' view of the Company's enterprise value as reflected in its stock price, particularly from the end of 2007 through mid 2009. Continued declines in the Company's revenues, which are not offset by the Company's cost restructuring efforts, will likely have an impact on the fair value of the Company's reporting units as determined by the Company's discounted cash flow analysis. In addition, a sustained decline in the value of the Company's stock price (likely the result of declining revenues not sufficiently offset with cost savings) would be considered an indicator of impairment, as discussed below.

A more comprehensive discussion of the factors that affected the impairment charges in 2008 and 2007 follows.

*Factors Affecting Fair Value Calculations for Goodwill Impairment in 2007:*

Fair value is determined using an income approach, which estimates fair value based upon future revenue, expenses and cash flows discounted to their present value. The estimated future cash flows projected can vary within a range of outcomes depending on the assumptions and estimates used. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue, and in particular, potential changes in future advertising (including the impact of economic trends and the speed of conversion of advertising and readership to online products from traditional print products); trends in newsprint prices; and other operating expense items. The following were trends considered by the Company in developing assumptions and estimates for its discounted cash flow analysis in 2007:

- Beginning in mid 2006, advertising declined as the real estate boom began to unwind and newspapers in the states that experienced the largest run up in real estate values experienced advertising revenue declines. The real estate-led downturn subsequently spread to other sectors in the economy and across the nation. As a result, advertising declined in the newspaper industry in 2006 and the decline worsened through 2007. The Company's advertising revenues in 2006 were up 0.5% but declined 8.6% in 2007 (both years pro forma for the acquisition of Knight Ridder) and continued to decline in the early months of 2008.

- Advertising has been moving to the internet, particularly in the employment category. This shift in advertiser preferences accelerated as the economy slowed. While much of this advertising was captured by newspapers' websites, low barriers to entry and the searchable format of the internet gave rise to many more competitors online than in print, particularly in the classified advertising categories.

- Newsprint expense is the largest raw material input in the production of newspapers and has ranged from 13.9% (in 2007) to 18.4% (in 2000) of cash operating expenses for the Company. Newsprint producers consolidated and reduced capacity in 2007 and foreign demand of newsprint rose during that period, causing prices to begin to rise in late 2007 and 2008. However, newsprint usage is at historical lows due to declines in circulation and advertising, and to a lesser extent, to the migration of some readers and advertisers to the internet.

- Through 2007, the Company had been in a process of downsizing its business as it became a hybrid print and online news and information company; ultimately a smaller company than when it was primarily focused on print alone. Compensation expenses are the largest component of the Company's expenses and management has reduced its workforce and restructured operations over time by using attrition, outsourcing and consolidating functions. Other expenses were also targeted for reductions in the restructuring. As revenue declines accelerated, the pace of restructuring also accelerated in 2008 leading to restructuring initiatives announced by the Company on June 16, 2008 and September 16, 2008 that included workforce reductions. The Company was in the process of developing these restructuring plans in 2007 and took them into consideration in considering the fair value of its reporting units in 2007, to the extent known at the time.

While the impact of these trends and anticipation of restructuring efforts were taken into account in the Company's discounted cash flow models, assumptions about their impact on future operations are subject to variability and the ultimate outcome and specific advertising growth rates are highly subjective for individual newspapers.

*Factors Affecting Fair Value Calculations for Goodwill Impairment in 2008 and 2009:*

While advertising continued to decline during 2008 and into the first half of 2009 at an accelerating pace, the Company implemented restructuring plans which mitigated the impact of the decline in advertising revenues on its cash flows and helped stabilize its operations. These restructuring plans, which are discussed in greater detail in the section, "Recent Events and Trends, *Restructuring Plans and Other Expense Activity*" above, were key in offsetting the impact of declining revenues on the Company's operations. The Company also implemented circulation price increases at most newspapers in 2009 which resulted in growth in circulation revenues. In addition, beginning in the second half of 2009, and particularly in the fourth quarter of 2009, the rate of decline in advertising revenues began to slow and the Company began to increase its operating income. As a result of the adjustment to record goodwill at fair value in 2007 and the considerations above, no impairment charges to adjust the value of goodwill were necessary in fiscal 2009 or fiscal 2008.

Fair value calculations by their nature require management to make assumptions about future operating results which can be difficult to predict with certainty. They are influenced by management's views of future advertising trends in the industry, and in the markets in which it operates newspapers. As discussed above, the variability in these trends and the difficulty in projecting advertising growth, in particular, in each newspaper market are impacted by the unprecedented declines in advertising. However, based on management's analysis, the fair value of the Company's reporting units exceeded the carrying value by more than 20% as of December 27, 2009.

*Discount Rate Considerations:*

In developing an appropriate discount rate to apply in its discounted cash flow models the Company develops an estimate of its weighted average cost of capital. Management also reviews the status of interest rates in the capital markets and considers in its estimates the level of interest rates and perceived market risk associated with media companies at large and the Company's value specifically. The ultimate discount rate selected is influenced by the current market capitalization. The Company also reviews the value of each newspaper as calculated in the discounted cash flow model at various discount rates in comparison to public and private market trading multiples for newspaper assets as a reasonableness check.

*Enterprise Value and Reconciliation to Market Capitalization:*

The trends discussed above, along with general economic conditions, affect the market's perception of McClatchy's enterprise value. The sum of the fair values of the reporting units is compared to the Company's current market capitalization (based upon the recent stock market prices) plus an estimated control premium, to determine the reasonableness of the fair values. The estimated control premium is based in part upon multiples achieved in sales transactions of media companies with similar dual-class stock structures as the Company. Though there is a level of subjectivity and variability related to the assumptions in projecting future operating results, this process provides observable market input into and therefore influences the range of values ascribed to the reporting units.

*Masthead Considerations:*

Newspaper mastheads (newspaper titles and website domain names) are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each newspaper masthead with its carrying amount. The Company uses a relief from royalty approach which utilizes a discounted cash flow model to determine the fair value of each newspaper masthead. Management's judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied to each newspaper in determining the fair value of each newspaper masthead.

The Company performed its annual impairment tests on newspaper mastheads as of December 27, 2009 and December 28, 2008. As discussed above, due to challenging business conditions, the Company conducted interim impairment testing as of September 30, 2007 and conducted its normal annual testing at its fiscal year-end, December 30, 2007. As a result of its testing, impairment charges related to newspaper mastheads were recorded in fiscal 2008 and 2007. However, the improvement in operations in 2009 (also discussed above) resulted in no impairment charges to the value of mastheads in 2009. See Note 3 to the Consolidated Financial Statements for a discussion of the impairment charges taken in 2008 and 2007.

*Other Intangible Assets Considerations:*

Intangible assets subject to amortization (primarily advertiser and subscriber lists) are tested for recoverability whenever events or change in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of each asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset group. No impairment loss was recognized on intangible assets subject to amortization.

*Pension and Post-retirement Benefits*—The Company has significant pension and post-retirement benefit costs and credits that are developed from actuarial valuations. Inherent in these valuations are key assumptions including salary rate increases, discount rates and expected returns on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in establishing these assumptions. Changes in the related pension and post-retirement benefit costs or credits may occur in the future because of changes resulting from fluctuations in the Company's employee headcount and/or changes in the various assumptions.

Current standards of accounting for defined benefit pension plans and post-retirement benefit plans requires recognition of (1) the funded status of a pension plan (difference between the plan assets at fair value and the projected benefit obligation) and (2) the funded status of a post-retirement plan (difference between the plan assets at fair value and the accumulated benefit obligation), as an asset or liability on the balance sheet. At December 27, 2009, net retirement obligations in excess of retirement plans' assets were $639.2 million. This amount included $139.2 million for non-qualified plans that do not have assets. Obligations in excess of plan assets for the Company's qualified plan netted to a $500.0 million liability at December 27, 2009. At December 28, 2008, net retirement obligations in excess of retirement plans' assets were $762.0 million. This amount included $150.8 million for non-qualified plans that do not have assets. Obligations in excess of qualified plan assets netted to a $611.2 million liability at December 28, 2008.

On February 5, 2009, the Company announced a decision to freeze its defined benefit pension plans as of March 31, 2009.

The Company used discount rates of 6.22% to 6.52% and an assumed long-term return on assets of 8.25% to calculate its retirement expenses in 2009. The 2009 expenses were also impacted by freezing the plan in March 2009. See Note 8 to the Consolidated Financial Statements for a more in-depth discussion of the Company's policies in setting its key assumptions related to these obligations.

For fiscal 2009 a change in the weighted average rates would have had the following impact on the Company's net benefit cost:

- A decrease of 50 basis points in the long-term rate of return would have increased the Company's net benefit cost by approximately $6.0 million;
- A decrease of 25 basis points in the discount rate would have decreased the Company's net benefit cost by approximately $0.9 million.

*Income Taxes*—The Company's current and deferred income tax provisions are calculated based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during the subsequent year. These estimates are reviewed and adjusted, if needed, throughout the year. Adjustments between the Company's estimates and the actual results of filed returns are recorded when identified.

The amount of income taxes paid is subject to periodic audits by federal and state taxing authorities, which may result in proposed assessments. These audits may challenge certain aspects of the Company's tax positions such as the timing and amount of deductions and allocation of taxable income to the various tax jurisdictions. Income tax contingencies require significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future periods.

*Insurance*—The Company is insured for workers' compensation using both self-insurance and large deductible programs. The Company relies on claims experience in determining an adequate provision for insurance claims.

The Company used a discount rate of 3.67% to calculate workers' compensation reserves as of December 27, 2009. A decrease of 25 basis points in the discount rate would have had an immaterial effect on total workers' compensation reserves. A 10% increase in claims would have increased the total workers' compensation reserves by approximately $2 million.

**Results of Operations**

**Fiscal 2009 Compared to Fiscal 2008**

The Company reported income from continuing operations in fiscal 2009 of $60.3 million, or 72 cents per share. The Company's total net income in fiscal 2009 was $54.1 million, or 65 cents per share including discontinued operations in fiscal 2009.

*Revenues:*

Revenues in fiscal 2009 were $1.5 billion, down 22.6% from revenues of $1.9 billion in fiscal 2008. Advertising revenues were $1.1 billion in fiscal 2009, down 27.1% from advertising in fiscal 2008, and circulation revenues were $278.3 million in fiscal 2009, up 4.8% from fiscal 2008.

As discussed in "Recent Events and Trends" above, the economic weakness in the United States continued to impact the Company's advertising revenues in 2009. Circulation revenues increased primarily as a result of price increases at most newspapers.

The following summarizes the Company's revenue by category, which compares fiscal 2009 with fiscal 2008 (dollars in thousands):

| | December 27, 2009 | December 28, 2008 | % Change |
|---|---|---|---|
| Advertising: | | | |
| Retail | $ 610,280 | $ 786,316 | (22.4) |
| National | 106,251 | 146,376 | (27.4) |
| Classified: | | | |
| Auto | 90,667 | 131,332 | (31.0) |
| Real estate | 70,655 | 123,276 | (42.7) |
| Employment | 58,963 | 144,089 | (59.1) |
| Other | 87,212 | 91,637 | (4.8) |
| Total classified | 307,497 | 490,334 | (37.3) |
| Direct marketing and other | 119,101 | 145,740 | (18.3) |
| Total advertising | 1,143,129 | 1,568,766 | (27.1) |
| Circulation | 278,256 | 265,584 | 4.8 |
| Other | 50,199 | 66,106 | (24.1) |
| Total revenues | $1,471,584 | $1,900,456 | (22.6) |

Advertising revenue is the largest component of the Company's revenue, accounting for approximately 77.7% and 82.5% of total revenues in 2009 and 2008, respectively. The Company categorizes advertising as follows:

- Retail—local retailers, local stores of national retailers, department and furniture stores, restaurants and other consumer-related businesses. Retail advertising also includes revenues from pre-printed advertising inserts distributed in the newspaper.
- National—national and major accounts such as wireless communications companies, financial institutions, airlines and other national companies.
- Classified—local auto dealers, employment, real estate including display advertising and other classified advertising.
- Direct Marketing and Other—advertisements in direct mail, shared mail and niche publications, total market coverage publications and other miscellaneous advertising.

Advertising in the newspaper is typically display advertising, or in the case of classified, display and/or liner advertising, while digital advertising is in the form of display or banner ads, video, search advertising and/or liner ads. Advertising printed directly in the newspaper is considered "run of press" (ROP) advertising while preprint advertising consists of preprinted advertising inserts delivered with the newspaper.

Retail advertising in fiscal 2009 decreased $176.0 million or 22.4% from fiscal 2008. The declines in retail advertising were across numerous segments, including the furniture and home furnishings segments and in department store advertising. Online retail advertising in fiscal 2009 increased $24.1 million or 51.8% from fiscal 2008 driven by banner and display advertisements and the impact of the Yahoo alliance, while print ROP advertising in fiscal 2009 decreased $137.1 million or 32.5% from fiscal 2008. Preprint advertising in fiscal 2009 decreased $63.1 million or 19.8% from fiscal 2008.

National advertising in fiscal 2009 decreased $40.1 million or 27.4% from fiscal 2008. The declines in total national advertising were primarily in the telecommunications and national automotive segments. However, online national advertising increased $6.3 million or 38.2% from fiscal 2008.

Classified advertising in fiscal 2009 decreased $182.8 million, or 37.3% from fiscal 2008. Print classified advertising in fiscal 2009 declined $156.5 million or 42.1%. Online classified advertising in fiscal 2009 decreased $26.3 million or 22.2% from fiscal 2008 largely due to a $29.8 million decline in employment advertising that was partially offset by other online classified advertising growth. The following is a discussion of the major classified advertising categories:

- Automotive advertising in fiscal 2009 decreased $40.7 million or 31.0% from fiscal 2008, reflecting lower automotive sales and the consolidation of automotive dealers. Print automotive advertising in fiscal 2009 declined $40.1 million, or 40.6%, from fiscal 2008 while online automotive advertising in fiscal 2009 declined $0.6 million, or 1.7% from fiscal 2008. The better results in online advertising, relative to other major categories, reflect the strength of the Company's cars.com online products.
- Real estate advertising in fiscal 2009 decreased $52.6 million or 42.7% from fiscal 2008. The Company continued to be adversely impacted by the real estate downturn. In total, print real estate advertising declined $52.2 million, or 49.2%, while online real estate advertising declined $0.4 million, or 2.5% from fiscal 2008.
- Employment advertising in fiscal 2009 decreased $85.1 million, or 59.1% from fiscal 2008 reflecting a national slowdown in hiring and therefore, employment advertising. The declines were reflected both in print employment advertising, down $55.3 million, or 65.3%, and online employment advertising, down $29.8 million, or 50.2% from fiscal 2008.
- Other classified advertising, which primarily includes third-party liners, legal and obituary advertisements, decreased $4.4 million in fiscal 2009, or 4.8% from fiscal 2008. Print other classified declined $8.9 million in fiscal 2009, or 10.8% from fiscal 2008. Online other classified grew $4.5 million or 48.3% reflecting growth in numerous categories of advertising.

Online advertising revenue, which is included in each of the advertising categories discussed above, totaled $185.5 million in fiscal 2009, an increase of 2.3% as compared to fiscal 2008. In particular, retail, national and other online classified advertising have shown the strongest results in digital advertising sales. Excluding employment advertising, online advertising grew 27.8% in fiscal 2009 as compared to fiscal 2008.

Direct marketing and other advertising in fiscal 2009 decreased $26.6 million, or 18.3% from fiscal 2008. The decline reflected the overall slow advertising environment in 2009 and its impact on direct marketing programs.

In fiscal 2009, circulation revenues increased $12.7 million or 4.8% from fiscal 2008, primarily reflecting price increases partially offset by lower volumes. Average paid daily circulation declined 11.4% and Sunday was down 8.3% in fiscal 2009. The declines in fiscal 2009 reflected significant price increases, the Company's focus on reducing circulation programs deemed to be of lesser value to its advertising customers and changes in readership trends. The Company expects circulation volumes to decline in fiscal 2010 compared to fiscal 2009, but at a lower rate of decline than it experienced in fiscal 2009.

*Operating Expenses:*

Operating expenses in fiscal 2009 and fiscal 2008 include restructuring charges and operating expenses in fiscal 2009 include $10.6 million of accelerated depreciation on equipment related to the outsourcing of printing at various newspapers. Operating expenses in fiscal 2008 also include an impairment charge on mastheads. The following table summarizes operating expenses, as well as the amount of these items in operating expenses in fiscal 2009 and 2008 (in thousands):

| | 2009 | 2008 | % Change |
|---|---|---|---|
| Operating expenses | $1,273,072 | $1,738,854 | (26.8) |
| Restructuring charges and other items | 39,139 | 104,503 | (62.5) |
| Compensation expense | $ 582,241 | $ 822,771 | (29.2) |
| Restructuring charges | 28,575 | 44,704 | (36.1) |

Operating expenses in fiscal 2009 decreased $465.8 million, or 26.8%, from fiscal 2008, as the Company continued to reduce costs to mitigate the impact of revenue declines. Operating expenses in fiscal 2009 included $28.5 million in severance and benefit plan curtailment gain related to the Company's continued restructuring program and $10.6 million of accelerated depreciation on equipment related to the outsourcing of printing at various newspapers. Operating expenses in fiscal 2008 included $44.7 million in severance and benefit plan curtailment gain related to the Company's restructuring plans and $59.8 million in non-cash impairment charges related primarily to mastheads.

Compensation expenses in fiscal 2009 decreased $240.5 million, or 29.2% from fiscal 2008, and included the restructuring charges discussed above, which were greater in fiscal 2008 than in fiscal 2009. The decline in compensation primarily reflected salary cuts and reductions in staffing. On average staffing was down 25.8% in fiscal 2009 compared to fiscal 2008 and fringe benefits (primarily medical and retirement expenses) were down by 33.8%.

Newsprint and supplement expense in fiscal 2009 was down 33.8% from fiscal 2008 primarily reflecting declines in newsprint usage, and to a lesser extent, newsprint prices. Newsprint expense in fiscal 2009 was down 36.1% while supplement expense was down 21.3% from fiscal 2008. Depreciation and amortization expenses in fiscal 2009 were about even with the fiscal 2008 amount and includes the impact of the $10.6 million accelerated depreciation on equipment, which was partially offset by lower depreciation caused by lower capital expenditures in recent years and by other assets that became fully depreciated during the year. Other operating costs were down $80.0 million, or 17.4% from fiscal 2008 reflecting Company-wide cost controls.

*Interest:*

Interest expense in fiscal 2009 declined $30.1 million or 19.1% from fiscal 2008. Interest related to the Company's debt in fiscal 2009 declined $21.5 million and primarily reflected lower interest rates and debt balances. The remainder of the decline resulted from lower accrued interest on the liability for unrecognized tax benefits. The Company reversed accrued interest on certain state tax reserves which were settled in the fourth quarter and, therefore, were not payable.

*Equity Loss:*

Income from unconsolidated investments was $2.1 million in fiscal 2009 compared to losses of $14.0 million in fiscal 2008. The income primarily reflects successful results at the Company's internet related joint ventures, while losses from SP which were included in the fiscal 2008 results prior to its disposition.

*Write-down of Investments and Land Held for Sale:*

In January 2010, the Company extended the contract to sell certain land in Miami to January 31, 2011 in exchange for the receipt of an additional $6 million nonrefundable deposit. Notwithstanding the extension of the contract, management evaluated the value of this land on its balance sheet given the challenging credit markets faced by the buyer and the decline in commercial real estate market in Miami. As a result of this evaluation the Company wrote-down the value of the land by $26.3 million in the fourth quarter of 2009. This transaction is discussed in greater detail in Note 4 to the Consolidated Financial Statements.

On June 30, 2008, the Company sold its 15.0% ownership interest in ShopLocal, for $7.9 million and used the proceeds to reduce debt. The Company reduced its carrying value of ShopLocal to match the sales price.

Also in fiscal 2008, Classified Ventures identified goodwill impairment at a real estate-related reporting unit and as a result, the Company recognized a charge related to this investment. The total non-cash pre-tax charges related to impairments of internet investments, including ShopLocal and Classified Ventures, recorded in fiscal 2008 were $26.5 million. For an expanded discussion of transactions and events related to the Company's less than 50%-owned companies see Note 4 to the Consolidated Financial Statements.

*Gain on Extinguishment of Debt:*

On June 26, 2009, the Company completed a private debt exchange offer for all of its outstanding debt securities for a combination of cash and its 2014 Notes. In exchange for the $3.4 million in cash and $24.2 million of 2014 Notes the Company retired $102.8 million of unsecured publicly traded bonds. A total of $23.9 million of 2014 Notes were repurchased in connection with the February 2010 tender-offer using the proceeds from the senior secured notes discussed in "*Debt Refinancing*" section above. The Company recorded a gain of $44.1 million on the transaction in fiscal 2009.

In the second fiscal quarter of 2008, the Company repurchased $300 million aggregate principal amount of its outstanding debt securities for $282.4 million in cash obtained from its original credit facility. In the second half of 2008, the Company purchased $19.0 million aggregate principal of its outstanding debt securities maturing in 2009 in the open market for $17.7 million in cash obtained from its original credit facility. The Company recorded gains of 21.0 million on these transactions which included the write-off of approximately $3.0 million of net unamortized premiums related to these securities.

See Note 6 to the Consolidated Financial Statements for an expanded discussion of these transactions.

*Income Taxes:*

The income tax expense from continuing operations in fiscal 2009 was 32.6% and differs from the statutory rate as a result of state taxes, changes in certain estimates, and the settlement of certain open state tax issues favorable to the Company. The effective tax rate excluding the impact of discrete items such as extinguishment of debt, write down of asset held for sale, and severance for fiscal 2009 was approximately 45.0%, and is reflective of lower earnings in relation to permanently nondeductible expenses and higher effective state tax rates in certain states in which the Company operates.

*Discontinued Operations:*

The Company has potential indemnification obligations associated with disposed newspaper operations. In 2008 and 2009, the Company reserved amounts totaling $8.4 million and $10.7 million, respectively for indemnifications related to several divested papers.

**Fiscal 2008 Compared to Fiscal 2007**

The Company reported income from continuing operations in fiscal 2008 of $2.8 million, or three cents per share. The Company's total net loss was $4.0 million, or five cents per share including discontinued operations in fiscal 2008.

*Revenues:*

Revenues in fiscal 2008 were $1.9 billion, down 15.9% from revenues of $2.3 billion in fiscal 2007. Advertising revenues in fiscal 2008 were $1.6 billion, down 17.9% from advertising in fiscal 2007, and circulation revenues in fiscal 2008 were $66.1 million, down 3.7% from fiscal 2007.

The economic weakness in the United States and particularly the declining real estate market continued to impact the Company's advertising revenues in 2008. Circulation revenues decreased primarily due to lower circulation volumes.

The following summarizes the Company's revenue by category, which compares fiscal 2008 with fiscal 2007 (dollars in thousands):

| | December 28, 2008 | December 30, 2007 | % Change |
|---|---|---|---|
| Advertising: | | | |
| Retail | $ 786,316 | $ 873,070 | (9.9) |
| National | 146,376 | 182,024 | (19.6) |
| Classified: | | | |
| Employment | 144,089 | 240,257 | (40.0) |
| Auto | 131,332 | 167,872 | (21.8) |
| Real estate | 123,276 | 197,569 | (37.6) |
| Other | 91,637 | 90,660 | 1.1 |
| Total classified | 490,334 | 696,358 | (29.6) |
| Direct marketing and other | 145,740 | 160,270 | (9.1) |
| Total advertising | 1,568,766 | 1,911,722 | (17.9) |
| Circulation | 265,584 | 275,658 | (3.7) |
| Other | 66,106 | 72,983 | (9.4) |
| Total revenues | $1,900,456 | $2,260,363 | (15.9) |

Advertising revenue is the largest component of the Company's revenue, accounting for approximately 82.5% and 84.6% of our total revenues in 2008 and 2007, respectively.

Retail advertising in fiscal 2008 decreased $86.8 million or 9.9% from fiscal 2007. The declines in retail advertising were largely in the furniture and home furnishings segments reflecting the real estate downturn, and in department store advertising. Online retail advertising in fiscal 2008 increased $20.9 million or 81.5% from fiscal 2007 driven by banner and display advertisements, while print ROP advertising decreased $80.1 million or 16.0% from fiscal 2007. Preprint advertising in fiscal 2008 decreased $27.6 million or 8.0% from fiscal 2007.

National advertising in fiscal 2008 decreased $35.6 million, or 19.6% from fiscal 2007. The declines in total national advertising were primarily in the telecommunications and national automotive segments. However, online national advertising increased $8.2 million or 97.8% from fiscal 2007.

Classified advertising in fiscal 2008 decreased $206.0 million, or 29.6% from fiscal 2007. Print classified advertising in fiscal 2008 declined $194.4 million, or 34.3%. Online classified advertising in fiscal 2008 decreased $11.7 million, or 9.0% from fiscal 2007 largely due to a $24.1 million decline in employment advertising that was partially offset by other online classified advertising growth. The following is a discussion of the major classified advertising categories:

- Employment advertising in fiscal 2008 decreased $96.2 million, or 40.0% from fiscal 2007 reflecting a national slowdown in hiring and therefore, employment advertising. The declines were reflected both in print employment advertising, down $72.0 million, or 45.9%, and online employment advertising, down $24.1 million, or 28.9%.

- Automotive advertising in fiscal 2008 decreased $36.5 million or 21.8% from fiscal 2007, reflecting lower automotive sales and the consolidation of automotive dealers. Print automotive advertising declined $44.0 million, or 30.8%, while online automotive advertising grew $7.4 million, or 29.6% reflecting the strength of the Company's cars.com online products.
- Real estate advertising in fiscal 2008 decreased $74.3 million or 37.6% from fiscal 2007. The Company had seen dramatic declines in California and Florida, which continued to be adversely impacted more than other regions by the real estate downturn. In fiscal 2008, $38.9 million or 52.3% of the Company's decline in real estate advertising was in these two states. In total, print real estate advertising declined $76.6 million, or 41.9%, while online real estate advertising grew $2.3 million, or 15.4%.

Online advertising revenue, which is included in each of the advertising categories discussed above, totaled $181.4 million in fiscal 2008, an increase of 10.6% as compared to fiscal 2007. In particular, those areas of online advertising that are not as strongly tied to print up-sells (advertising sold as a combined purchase of print and online advertising), primarily retail and automotive, showed the strongest growth in advertising sales. Excluding employment advertising, online advertising grew 51.6% in fiscal 2008 as compared to fiscal 2007.

Direct marketing and other advertising decreased $14.5 million, or 9.1% from fiscal 2007 reflecting the overall slow advertising environment in 2008 and its impact on direct marketing programs.

Circulation revenues decreased $10.1 million or 3.7% from fiscal 2007, primarily reflecting lower circulation volumes partially offset by price increases. Average paid daily circulation declined 5.3% and Sunday was down 4.8% in fiscal 2008.

*Operating Expenses:*

Operating expenses in fiscal 2008 decreased by $3.1 billion compared to fiscal 2007. Operating expenses in 2008 included $44.7 million in severance and benefit plan curtailment costs related to the Company's restructuring plans and $59.6 million related to impairment charges for newspaper mastheads. Operating expenses in 2007 included a $3.0 billion charge for impairment of goodwill and newspaper mastheads. Given the magnitude of these items and their affect on comparability, management believes that reviewing underlying operating expenses from continuing operations, which excludes charges related to impairments and restructuring, provides meaningful supplemental information about the Company's underlying results of operations, and assists investors and financial analysts in analyzing and forecasting future periods. The following table summarizes underlying operating expenses from continuing operations (in thousands):

| | 2008 | 2007 |
|---|---|---|
| Total operating expenses from continuing operations | $1,738,854 | $4,826,315 |
| Less goodwill and masthead impairment | 59,563 | 2,992,046 |
| Less restructuring related charges | 44,705 | — |
| Underlying operating expenses from continuing operations | $1,634,586 | $1,834,269 |

Underlying operations expenses from continuing operations decreased $199.7 million or 10.9% year-over-year in fiscal 2008 versus fiscal 2007.

Compensation expenses in fiscal 2008, which included charges related to the Company's restructuring program, decreased $89.2 million or 9.8% from 2007 and included charges related to the Company's restructuring programs in 2008. Payroll was down 6.3% and fringe benefits costs declined 23.6% reflecting a 14.5% decrease in average headcount and lower retirement and medical costs. Newsprint and supplements expense was down 9.0% with newsprint expense down 9.0%, primarily reflecting lower newsprint usage. Supplements expense was down 9.1%. Depreciation and amortization expenses were down 3.8% from fiscal 2007. Other operating costs were down 7.1%, reflecting company-wide costs controls.

*Interest:*

Interest expense from continuing operations declined $40.6 million or 20.5% compared to fiscal 2007 reflecting lower interest rates and debt balances. Interest expense included a $3.7 million charge related to the write-off of deferred financing costs as a result of amendments to the Company's bank credit agreement in 2008. Interest expense also included $9.5 million related to accrued interest on the liability for unrecognized tax benefits compared to $6.5 million in fiscal 2007. See Note 6 to the Consolidated Financial Statements.

*Equity Loss:*

Losses from unconsolidated investments were $14.0 million in fiscal 2008 compared to $36.9 million in 2007. Losses from unconsolidated investments in 2007 included losses from SP and ShopLocal which were sold at the beginning of the second and third fiscal quarters of 2008, respectively.

On June 30, 2008, the Company sold its 15.0% ownership interest in ShopLocal, for $7.9 million and used the proceeds to reduce debt. The Company reduced its carrying value of ShopLocal to match the sales price.

Also in fiscal 2008, Classified Ventures identified goodwill impairment at a real estate-related reporting unit and as a result, the Company recognized a charge related to this investment. The total non-cash pre-tax charges related to impairments of internet investments, including ShopLocal and Classified Ventures, recorded in fiscal 2008 were $26.5 million.

The Company recorded a charge of $84.6 million to write down the value of its investments in The Seattle Times Company, Ponderay Newsprint Company and the Miami land held for sale in the third fiscal quarter of 2007.

For an expanded discussion of transactions and events related to the Company's less than 50%-owned companies see Note 4 to the Consolidated Financial Statements.

*Income Taxes:*

The income tax expense from continuing operations in fiscal 2008 was $19.3 million and differs from the statutory rate as a result of taxes on the sales of equity interests, state taxes and other discrete tax items. The effective tax rate excluding the impact of the transactions and other discrete items for fiscal 2008 was 45.2%, and is reflective of lower earnings in relation to permanently nondeductible expenses and higher effective state tax rates in certain states in which the Company operates.

The income tax rate from continuing operations in fiscal 2007 was impacted primarily by the fact that most of the goodwill impairment charges are not tax deductible and therefore provided a very small tax benefit.

*Discontinued Operations:*

The loss from discontinued operations in 2008 primarily reflects adjustments of taxes related to the disposition of newspapers in fiscal 2007 and reserves for indemnifications obligations related to certain divested papers. The $9.4 million loss from discontinued operations in fiscal 2007 primarily related to results from the (Minneapolis) *Star Tribune*.

## LIQUIDITY AND CAPITAL RESOURCES

### Sources and Uses of Liquidity and Capital Resources:

The Company's cash and cash equivalents were $6.2 million as of December 27, 2009. In fiscal 2009 and fiscal 2008 all available cash was used to pay down debt on the Company's revolving credit line under its original credit agreement to minimize interest costs. The Company generated $131.6 million, $194.3 million and $356.3 million of cash from operating activities of continuing operations in fiscal 2009, 2008 and 2007, respectively. The decrease in cash from operating activities in from 2007 to 2009 primarily relates to lower advertising revenues and receipts due largely to the ongoing economic recession.

The Company did not make any voluntary contributions to its qualified defined benefit pension plans during the last three years. The Company expects to make contributions to the qualified pension plan of approximately $22.0 million in 2010. The poor state of the capital markets in 2008 resulted in the Company's pension plans having investment losses in 2008, resulting in projected benefit obligations of the qualified pension plan exceeded plan assets by $611.2 million at the end of fiscal 2008. As a result of strong investment returns in 2009 partially offset by lower discount rates used to value pension obligations, the underfunded status improved to $500.0 million as of the end of fiscal 2009. Required contributions in years after 2010, while not yet known, are expected to be substantially higher than the 2010 amounts over the next seven years to eliminate the underfunded amount. Asset returns, the level of discount rates and government legislation could ultimately have an impact on the actual amount of required contributions.

The Company used $8.4 million in cash from discontinued operations in 2009 relating primarily to income taxes paid in settlements of open tax issues related to newspapers which were disposed. In fiscal 2008 the Company generated $187.6 million in cash from discontinued operations which was primarily from a $185 million income tax refund related to the sale of The Star Tribune Company. The Company used the proceeds from the refund to repay debt.

In 2009, the Company used $0.1 million of cash from investing activities primarily due to the receipt of $13.5 million in proceeds from selling various assets and receipts, net of closing adjustments, related to the sale of its interest in the SP Newsprint Company (sold in 2008). These sources were offset by purchases of property, plant and equipment totaling $13.6 million. Capital expenditures have averaged $31.9 million annually over the last three years, and are expected to total about $20 million in 2010.

The Company generated $74.0 million of cash from investing activities of continuing operations in fiscal 2008. In 2008, the Company received $63.1 million in proceeds from the sales of the Company's interests in SP and ShopLocal, and $33.2 million in proceeds from the sale of other assets. These inflows were offset by the purchase of property, plant and equipment totaling $21.4 million. The Company used the proceeds it received from the sale of SP, ShopLocal and other asset sales to reduce debt.

The Company owns 10 acres of land in Miami which is currently under contract to sell for a price of approximately $190.0 million with after-tax net proceeds of approximately $115.0 million. The contract was amended on January 19, 2010 and provides for the buyer to close the transaction by January 31, 2011. The Company had previously received a non refundable cash deposit of $10 million as well as an additional non-refundable cash deposit of $6.0 million in January 2010 in consideration for this extension. The deposits received were used to reduce long-term debt. If the buyer fails to close the transaction the Company is entitled to a $7.0 million termination fee. The Company wrote down the carrying value of the land by $26.3 million in 2009. See an expanded discussion of this transaction in Note 4 in the Consolidated Financial Statements.

The Company used $121.9 million to fund financing activities in fiscal 2009. During the second quarter of fiscal 2009, the Company repaid $31.0 million in bonds due on April 15, 2009. The Company also paid an aggregate of $7.1 million in cash ($3.4 million in payments to bondholders) and related expenses and issued $24.2 million of 15.75% senior notes due July 15, 2014 in total consideration to retire $102.8 million in publicly traded debt securities in its June 2009 private exchange offer. See Note 6 and the discussion under "*Debt and Related Matters*" below for more detail on this transaction.

In fiscal 2009, the Company repaid $3.2 million of its Term A loan under its original credit agreement, reduced its revolving bank debt by $61 million under its original credit agreement, and paid $5.7 million in fees to amend its original credit agreement. The Company also paid $14.9 million in dividends in fiscal 2009. The Company suspended its dividend after the payment of the first quarter dividend in 2009. The Company is restricted from paying dividends after June 2009 if its leverage is greater than three times its EBITDA (as defined in its Amended and Restated Credit Agreement).

The Company used $476.7 million of cash to fund financing transactions in fiscal 2008. A total of $300.9 million in cash, including offering expenses, was used to repurchase $319.0 million in face value of bonds (see discussion of "Debt and Related Matters" below) and $116.9 million was used to repay bank debt. The Company also paid $9.7 million in financing costs relating to amending its original credit agreement in the first and third fiscal quarters of 2008 and paid $51.8 million in dividends.

In 2007, cash from financing sources was primarily used to repay bank debt, to retire $100 million in public notes which matured and to pay $59.0 million in dividends.

While the Company expects that most of its free cash flow generated from operations in the foreseeable future will be used to repay debt, management believes that operating cash flow and liquidity under its credit facilities as described below are adequate to meet the liquidity needs of the Company, including currently planned capital expenditures and other investments at least for the next twelve months.

**Debt and Related Matters:**

*Credit Agreement:*

As of December 27, 2009, the Company's bank debt consisted of a credit facility originally entered into on June 27, 2006 that provided for $590 million five-year revolving credit facility and $546.8 million five-year Term A loan ("original credit agreement or facility"). Both the Term A loan and the revolving credit facility were due on June 27, 2011. The original credit facility had been amended several times and has been amended and restated in connection with a larger refinancing entered into in February 2010 as discussed below.

The Company wrote-off $0.4 million and $3.7 million of deferred financing costs in 2009 and 2008, respectively in connection with the amendments, which were recorded in interest expense in the consolidated statement of operations.

*Debt Refinancing*—On January 26, 2010, the Company entered into an amendment to its original credit agreement that became effective on February 11, 2010, immediately prior to the closing of an offering of $875 million of senior secured public notes. The original credit agreement was amended and restated in its entirety (the "Amended and Restated Credit Agreement or Credit Agreement"). The Amended and Restated Credit Agreement provides for a $262.0 million term loan and a $249.3 million revolving credit facility, including a $100 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans equaling $72.3 million will mature on June 27, 2011 as will revolving loan commitments equal to $42.2 million. The remaining term loans and revolving loan commitments under the Amended and Restated Credit Agreement will mature on July 1, 2013.

In connection with the Credit Agreement, the Company issued new 11.5% senior secured notes due February 15, 2017, totaling $875 million. The notes are secured by a first-priority lien on certain of McClatchy's and the subsidiary guarantors' assets, and will rank pari passu with liens granted under McClatchy's Credit Agreement. The assets securing the debt are unchanged from the original credit agreement and include intangible assets, inventory, receivables and certain other assets. See Note 6 to the Consolidated Financial Statements for an expanded discussion of the Notes. In addition, the Company completed tender offers for its 7.125% notes due in 2011 and 15.75% senior notes due 2014, paying $187.3 million in cash for $171.9 million of principal 2011 and 2014 notes.

At December 27, 2009, the Company had outstanding letters of credit totaling $55.1 million securing estimated obligations stemming from workers' compensation claims and other contingent claims. As a result of the refinancing, no revolving loans were outstanding as of February 11, 2010 and the Company had excess proceeds of approximately $83.8 million which were invested in cash equivalents and will be used to prepay Term A debt. Based on the terms of the Credit Agreement, a portion of the excess proceeds will be used to further reduce the available facilities under the Credit Agreement within 30 days of the closing of the transaction. In addition, subsequent to the refinancing discussed above, a total of $196.3 million was available under its revolving facility under the Credit Agreement all of which could be borrowed under the Company's current bank covenants.

Debt under the Credit Agreement incurs interest at the London Interbank Offered Rate (LIBOR) plus a spread ranging from 425 basis points to 575 basis points or at a base rate plus a spread ranging from 325 basis points to 475 basis points, in each case, based upon the consolidated total leverage ratio (as defined in the Credit Agreement) and sets a floor on LIBOR for the purposes of interest payments under the Credit Agreement of no less than 300 basis points. A commitment fee for the unused revolving credit is priced at 50 basis points to 75 basis points, based upon the Company's total leverage ratio (as defined). The Company currently pays interest on borrowings at a rate of 500 basis points over the 300 basis point LIBOR floor and pays 62.5 basis points for commitment fees.

The Credit Agreement contains quarterly financial covenants including requirements that the Company maintain a minimum consolidated interest coverage ratio (as defined in the Credit Agreement) of 1.50 to 1.00 from the quarter ending in March 2010 through the quarter ending in September 2011; increasing it to 1.60 to 1.00 from the quarter ending in December 2011 through the quarter ending in September 2012; and further increasing to 1.70 to 1.00 thereafter. The Company is required to maintain a maximum consolidated leverage ratio (as defined in the Credit Agreement) of 6.75 to 1.00 from the quarter ending in March 2010 through the quarter ending December 2010; decreasing to 6.50 to 1.00 from the quarter ending in March 2011 through the quarter ending in December 2011; to 6.25 to 1.00 from the quarter ending in March 2012 through the quarter ending in December 2012 and decreasing to 6.00 to 1.00 thereafter.

At December 27, 2009, the Company's consolidated interest coverage ratio (as defined in the Credit Agreement) was 3.08 to 1.00 and its consolidated leverage ratio (as defined in the Credit Agreement) was 5.26 to 1.00 and the Company was in compliance with all financial debt covenants. In the first quarter of 2010, the Company's leverage ratio is expected to decline to approximately 5.00 to 1.00. Over the course of 2010, the Company's interest coverage ratio is expected to decline—but remain within covenant levels—as a result of higher interest expense from the Amended and Restated Credit Agreement and issuance of the senior secured notes due 2017. Because of the significance of the Company's outstanding debt, remaining in compliance with debt covenants is critical to the Company's operations. If revenue declines continue beyond those currently anticipated, the Company expects to continue to restructure operations and reduce debt to maintain compliance with its covenants.

The Credit Agreement includes requirements for mandatory prepayments of bank debt from certain sources of cash; limitations on cash dividends allowed to be paid at certain leverage levels; and other covenants including limitations on additional debt and the ability to retire public bonds early.

Substantially all of the Company's subsidiaries (as defined in the Credit Agreement) have guaranteed the Company's obligations under the Credit Agreement and senior secured notes (together considered "senior secured debt"). The holders of the senior secured debt have entered into an intercreditor agreement which governs the sharing of security interest and other provisions of the senior secured debt. The Company has granted a security interest to the trustee of the intercreditor agreement in assets that include, but are not limited to, intangible assets, inventory, receivables and certain minority investments as collateral for the debt, but the security interest excludes any land, buildings, machinery and equipment (PP&E) and any leasehold interests and improvements with respect to such PP&E, which would be reflected on a consolidated balance sheet of the Company and its subsidiaries, and shares of stock and indebtedness of the subsidiaries of the Company.

*2008 Exchange Offer*—In the second fiscal quarter of 2008, the Company purchased $300 million aggregate principal amount of its outstanding debt securities for $282.4 million in cash obtained from its original credit facility. The Company purchased $150 million, $130 million and $20 million of its outstanding principal amount of debt securities maturing in 2009, 2011 and 2014, respectively. In the third fiscal quarter of 2008, the Company purchased $5.9 million aggregate principal of its outstanding debt securities maturing in 2009 for $5.8 million in cash obtained from its original credit facility. The Company recognized $21.0 million in gain on the extinguishment of debt through December 28, 2008 on these transactions.

*2009 Exchange Offer*—On June 26, 2009, the Company completed a private debt exchange offer for all of its outstanding debt securities for a combination of cash and newly issued 15.75% senior notes due July 15, 2014 (senior notes). The senior notes are senior unsecured obligations and are guaranteed by McClatchy's existing and future material domestic subsidiaries. The Company exchanged $3.4 million in cash and $24.2 million of senior notes in the exchange offer. In exchange for the cash and senior notes the Company retired the following outstanding principal amount of debt securities maturing in the respective years: $3.8 million in 2011 notes, $11.1 million in 2014 notes, $53.4 million in 2017 notes, $10.8 million in 2027 debentures and $23.8 million in 2029 debentures. The Company has recorded a pre-tax gain of approximately $44.1 million on the exchange in 2009. The gain was equal to the carrying amount of the exchanged securities less the total future cash payments of the senior notes, including both payments of interest and principal amount, and related expenses of the exchange. A total of $23.9 million of senior note were retired with proceeds from the secured notes discussed in Debt Refinancing above, leaving $0.4 million outstanding.

*Senior Secured Notes*

The 11.50% Senior Secured Notes due February 15, 2017 (the "2017 Notes") are governed by an indenture which includes a number of covenants that are applicable to the Company and its restricted subsidiaries. The covenants are subject to a number of important exceptions and qualifications set forth in the indenture for the 2017 Notes. These covenants include, among other things, restrictions on the ability of the Company and its restricted subsidiaries to incur additional debt, make investments and other restricted payments, pay dividends on capital stock, or redeem or repurchase capital stock or subordinated obligations; sell assets or enter into sale/leaseback transactions; create specified liens; create or permit restrictions on the ability of the Company's restricted subsidiaries to pay dividends or make other distributions to it; engage in certain transactions with affiliates; and consolidate or merge with or into other companies or sell all or substantially all of the Company's and its subsidiaries' assets, taken as a whole.

*Credit Rating*

As of February 11, 2010, subsequent to the refinancing transactions, both S&P and Moody's issued higher ratings on the Company's debt and issued corporate family ratings as described in the table below. The ratings upgrades had no impact on the interest rate and commitment fees the Company pays under the Credit Agreement. The ratings have remained the same through the filing date of this report on Form 10-K.

| | **Debt Ratings** |
|---|---|
| Credit Facility: | |
| S & P | B- |
| Moody's | B1 |
| Senior Secured Notes: | |
| S & P | B- |
| Moody's | B1 |
| Unsecured Notes: | |
| S & P | CCC |
| Moody's | Caa2 |
| Corp. Family Rating: | |
| S & P | B- |
| Moody's | Caa1 |

*Off-Balance-Sheet Arrangements:*

As of December 27, 2009, the Company did not have any significant off-balance-sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K.

*Contractual Obligations:*

The following table summarizes specific financial obligations under the Company's contractual obligations and commercial commitments related to continuing operations as of December 27, 2009 (in thousands):

| | Payments Due By Period | | | | |
|---|---|---|---|---|---|
| | **Total** | **Less than 1 Year** | **1-3 Years** | **3-5 Years** | **More than 5 Years** |
| Included in the Company's balance sheet: | | | | | |
| Long-term debt principal (a) | $1,948,914 | $ — | $ 90,467 | $359,344 | $1,499,103 |
| Pension obligations (b) | 604,627 | 29,401 | 236,676 | 192,193 | 146,357 |
| Post-retirement obligations (b) | 34,636 | 5,161 | 10,322 | 19,153 | — |
| Workers' compensation obligations | 24,426 | 5,800 | 6,753 | 3,861 | 8,012 |
| Other long-term obligations (c) | 42,590 | 10,639 | 18,662 | 4,948 | 8,341 |
| Other obligations: | | | | | |
| Purchase obligations (d) | 102,564 | 15,868 | 18,679 | 11,744 | 56,273 |
| Operating leases | 62,218 | 12,806 | 19,309 | 14,097 | 16,006 |
| Total (e) | $2,819,975 | $79,675 | $400,868 | $605,340 | $1,734,092 |

(a) Amounts represent principal debt repayments as of December 27, 2009 giving effect to the refinancing transaction discussed above.

(b) Retirement obligations do not take into account the tax-deductibility of the payments. The timing of the payments of these obligations reflects actuarial estimates the Company believes to be reasonable

(c) Primarily deferred compensation, future lease obligations and indemnification obligations related to disposed newspapers.

(d) Primarily printing outsource agreements and capital expenditures for property, plant and equipment.

(e) The table excludes unrecognized tax benefits, and related penalty and interest, totaling $78.1 million because a reasonably reliable estimate of the timing of future payments, if any, cannot be determined. It also excludes pre-tax interest on debt that, at current interest rates, is expected to be approximately $166.0 million or less annually, as adjusted for the refinancing transaction.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Debt under the Amended and Restated Credit Agreement bears interest at a minimum LIBOR rate of 300 basis points plus a spread ranging from 425.0 to 575.0 basis points. Giving effect to the refinancing discussed in Item 7 and Note 6 to the Consolidated Financial Statements approximately 87% of the Company's outstanding debt is at a fixed rate and 13% is at variable or floating rates. Also its floating rate is subject to the 300 basis point LIBOR floor discussed above. Accordingly, the Company's exposure to interest rate risk is limited.

See the discussion at "Recent Events and Trends—Operating Expenses" for the impact of market changes on the Company's newsprint and pension costs.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES



All other schedules are omitted as not applicable under the rules of Regulation S-X.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of The McClatchy Company:

We have audited the accompanying consolidated balance sheets of The McClatchy Company and subsidiaries (the Company) as of December 27, 2009 and December 28, 2008 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 27, 2009. We also have audited the Company's internal control over financial reporting as of December 27, 2009 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 27, 2009 and December 28, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of

December 27, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ DELOITTE & TOUCHE LLP

Sacramento, California
March 2, 2010

**CONSOLIDATED STATEMENT OF OPERATIONS**
(In thousands, except for per share amounts)

| | Year Ended | | |
|---|---|---|---|
| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
| REVENUES—NET: | | | |
| Advertising | $1,143,129 | $1,568,766 | $ 1,911,722 |
| Circulation | 278,256 | 265,584 | 275,658 |
| Other | 50,199 | 66,106 | 72,983 |
| | 1,471,584 | 1,900,456 | 2,260,363 |
| OPERATING EXPENSES: | | | |
| Compensation | 582,241 | 822,771 | 911,964 |
| Newsprint and supplements | 167,164 | 252,599 | 277,634 |
| Depreciation and amortization | 142,889 | 142,948 | 148,559 |
| Other operating expenses | 380,778 | 460,973 | 496,112 |
| Goodwill and masthead impairment | — | 59,563 | 2,992,046 |
| | 1,273,072 | 1,738,854 | 4,826,315 |
| OPERATING INCOME (LOSS) | 198,512 | 161,602 | (2,565,952) |
| NON-OPERATING (EXPENSES) INCOME: | | | |
| Interest expense | (127,276) | (157,385) | (197,997) |
| Interest income | 47 | 1,429 | 243 |
| Equity income (loss) in unconsolidated companies—net | 2,130 | (14,021) | (36,899) |
| Write-down of investments and land held for sale | (28,322) | (26,462) | (84,568) |
| Gain on sale of SP Newsprint Company | 208 | 34,417 | — |
| Gain on extinguishment of debt | 44,117 | 21,026 | — |
| Gain on non-operating items and other—net | (5) | 1,479 | 1,982 |
| | (109,101) | (139,517) | (317,239) |
| INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES | 89,411 | 22,085 | (2,883,191) |
| INCOME TAX PROVISION (BENEFIT) | 29,147 | 19,278 | (156,582) |
| INCOME (LOSS) FROM CONTINUING OPERATIONS | 60,264 | 2,807 | (2,726,609) |
| LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES | (6,174) | (6,758) | (9,404) |
| NET INCOME (LOSS) | $ 54,090 | $ (3,951) | $(2,736,013) |
| NET INCOME (LOSS) PER COMMON SHARE: | | | |
| Basic: | | | |
| Income (loss) from continuing operations | $ 0.72 | $ 0.03 | $ (33.26) |
| Loss from discontinued operations | (0.07) | (0.08) | (0.11) |
| Net income (loss) per share | $ 0.65 | $ (0.05) | $ (33.37) |
| Diluted: | | | |
| Income (loss) from continuing operations | $ 0.72 | $ 0.03 | $ (33.26) |
| Loss from discontinued operations | (0.07) | (0.08) | (0.11) |
| Net income (loss) per share | $ 0.65 | $ (0.05) | $ (33.37) |
| WEIGHTED AVERAGE NUMBER OF COMMON SHARES: | | | |
| Basic | 83,785 | 82,333 | 82,000 |
| Diluted | 83,810 | 82,409 | 82,000 |

*See notes to consolidated financial statements.*

## CONSOLIDATED BALANCE SHEET

(In thousands, except share amounts)

| | December 27, 2009 | December 28, 2008 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and cash equivalents | $ 6,157 | $ 4,998 |
| Trade receivables, net of allowances of $10,298 in 2009 and $15,255 in 2008 | 205,840 | 243,700 |
| Other receivables | 9,660 | 16,544 |
| Newsprint, ink and other inventories | 36,374 | 49,301 |
| Deferred income taxes | 23,648 | 29,084 |
| Income tax receivable | 10,019 | 11,451 |
| Land and other assets held for sale | 6,390 | 182,566 |
| Other current assets | 23,153 | 19,085 |
| | 321,241 | 556,729 |
| PROPERTY, PLANT AND EQUIPMENT: | | |
| Land | 195,918 | 199,584 |
| Building and improvements | 389,803 | 390,890 |
| Equipment | 800,034 | 823,466 |
| Construction in progress | 3,091 | 5,071 |
| | 1,388,846 | 1,419,011 |
| Less accumulated depreciation | (621,266) | (576,134) |
| | 767,580 | 842,877 |
| INTANGIBLE ASSETS: | | |
| Identifiable intangibles—net | 711,758 | 771,076 |
| Goodwill | 1,006,020 | 1,006,020 |
| | 1,717,778 | 1,777,096 |
| INVESTMENTS AND OTHER ASSETS | | |
| Investments in unconsolidated companies | 322,109 | 323,257 |
| Other assets | 174,191 | 22,247 |
| | 496,300 | 345,504 |
| TOTAL ASSETS | $ 3,302,899 | $ 3,522,206 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable | $ 46,240 | $ 68,336 |
| Accrued compensation | 86,969 | 85,583 |
| Income taxes payable | 11,453 | 46,562 |
| Unearned revenue | 78,908 | 81,091 |
| Accrued interest | 21,148 | 22,107 |
| Accrued dividends | — | 7,431 |
| Other accrued liabilities | 18,492 | 36,481 |
| | 263,210 | 347,591 |
| NON-CURRENT LIABILITIES: | | |
| Long-term debt | 1,896,436 | 2,037,776 |
| Deferred income taxes | 243,167 | 202,015 |
| Pension and postretirement obligations | 604,701 | 747,720 |
| Other long-term obligations | 125,196 | 134,675 |
| | 2,869,500 | 3,122,186 |
| COMMITMENTS AND CONTINGENCIES | | |
| STOCKHOLDERS' EQUITY: | | |
| Common stock $.01 par value: | | |
| Class A—authorized 200,000,000 shares, issued 59,705,101 in 2009 and 57,520,445 in 2008 | 597 | 575 |
| Class B—authorized 60,000,000 shares, issued 24,800,962 in 2009 and 25,050,962 in 2008 | 248 | 251 |
| Additional paid-in capital | 2,207,122 | 2,203,776 |
| Retained earnings (accumulated deficit) | (1,783,101) | (1,829,717) |
| Treasury stock at cost, 37,902 shares in 2009 and 5,264 in 2008 | (153) | (144) |
| Accumulated other comprehensive (loss) | (254,524) | (322,312) |
| | 170,189 | 52,429 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 3,302,899 | $ 3,522,206 |

*See notes to consolidated financial statements.*

**CONSOLIDATED STATEMENT OF CASH FLOWS**
(In thousands)

| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
|---|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | | |
| Income (loss) from continuing operations | $ 60,264 | $ 2,807 | $(2,726,609) |
| Reconciliation to net cash provided by continuing operations: | | | |
| Depreciation and amortization | 142,889 | 142,948 | 148,559 |
| Goodwill and masthead impairment | — | 59,563 | 2,992,046 |
| Impairment related to investments and land held for sale | 28,322 | 26,462 | 84,568 |
| Employee benefit expense | 1,659 | 14,724 | 33,976 |
| Stock compensation expense | 2,971 | 4,104 | 7,217 |
| Deferred income taxes | 4,415 | (73,215) | (271,342) |
| Gain on sale of SP Newsprint | (208) | (34,417) | — |
| Gain on extinguishment of debt | (44,117) | (21,026) | — |
| Equity loss (income) in unconsolidated companies in excess of cash received | (995) | 14,021 | 36,899 |
| Write-off of deferred financing cost | 364 | 3,738 | — |
| Other | 12,545 | 9,829 | 4,089 |
| Changes in certain assets and liabilities: | | | |
| Trade receivables | 37,860 | 45,850 | 22,235 |
| Inventories | 12,927 | (13,071) | 15,862 |
| Other assets | (6,110) | 9,018 | 25,744 |
| Accounts payable | (24,594) | (25,767) | (39,662) |
| Accrued compensation | 1,386 | (19,309) | (26,506) |
| Income taxes | (55,633) | 75,129 | 79,214 |
| Other liabilities | (42,348) | (27,086) | (30,035) |
| Net cash provided by operating activities of continuing operations | 131,597 | 194,302 | 356,255 |
| Net cash from operating activities of discontinued operations | (8,431) | 187,567 | 4,214 |
| Net cash from operating activities | 123,166 | 381,869 | 360,469 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | | |
| Proceeds from sale of equipment and other | 9,284 | 33,172 | 27,370 |
| Proceeds from sale of investments | 4,208 | 63,141 | 24,288 |
| Purchases of property, plant and equipment | (13,574) | (21,418) | (60,793) |
| Equity investments and other | (23) | (855) | (3,861) |
| Net cash from investing activities of continuing operations | (105) | 74,040 | (12,996) |
| Net cash from investing activities of discontinued operations | — | — | 518,085 |
| Net cash from investing activities | (105) | 74,040 | 505,089 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | | |
| Repayments of term bank debt | (3,200) | — | (550,000) |
| Net (repayments) from revolving bank debt | (61,000) | (116,900) | (157,195) |
| Extinguishment of public notes and related expenses | (38,082) | (300,871) | (100,000) |
| Payment of cash dividends | (14,905) | (51,828) | (59,041) |
| Payment of debt issuance costs | (5,665) | (9,741) | — |
| Other—principally stock issuances | 950 | 2,613 | 6,913 |
| Net cash from financing activities | (121,902) | (476,727) | (859,323) |
| NET CHANGE IN CASH AND CASH EQUIVALENTS | 1,159 | (20,818) | 6,235 |
| CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR | 4,998 | 25,816 | 19,581 |
| CASH AND CASH EQUIVALENTS, END OF YEAR | $ 6,157 | $ 4,998 | $ 25,816 |

*See notes to consolidated financial statements.*

## CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share amounts)

| | Par Value Class A | Par Value Class B | Additional Paid-In Capital | Retained Earnings (Accumulated Deficit) | Accumulated Other Comprehensive Income (Loss) | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| **BALANCES, DECEMBER 31, 2006** | $557 | $261 | $2,182,544 | $ 1,016,023 | $ (95,761) | $ — | $ 3,103,624 |
| Adoption of ASC 740 | — | — | — | (2,218) | — | — | (2,218) |
| **ADJUSTED BALANCES, JANUARY 1, 2007** | $557 | $261 | $2,182,544 | $ 1,013,805 | $ (95,761) | $ — | $ 3,101,406 |
| Net loss | | | | (2,736,013) | | | (2,736,013) |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Pension and postretirement plans: | | | | | | | |
| Unamortized gain | | | | | 52,059 | | 52,059 |
| Prior service credit | | | | | 9,087 | | 9,087 |
| Other comprehensive loss related to equity investments | | | | | (1,358) | | (1,358) |
| Other comprehensive income | | | | | | | 59,788 |
| Total comprehensive loss | | | | | | | (2,676,225) |
| Adjustment to eliminate minimum pension liability related to *Star Tribune* | | | | | 45,070 | | 45,070 |
| Dividends declared ($.72 per share) | | | | (59,090) | | | (59,090) |
| Conversion of 1,065,435 Class B shares to Class A shares | 10 | (10) | | | | | — |
| Issuance of 244,682 Class A shares under stock | 4 | | 6,731 | | | | 6,735 |
| Stock compensation expense | | | 7,466 | | | | 7,466 |
| Purchase of 3,029 shares of treasury stock | | | | | | (122) | (122) |
| Tax benefit from stock plans | | | 300 | | | | 300 |
| **BALANCES, DECEMBER 30, 2007** | 571 | 251 | 2,197,041 | (1,781,298) | 9,097 | (122) | 425,540 |
| Net loss | | | | (3,951) | | | (3,951) |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Pension and postretirement plans: | | | | | | | |
| Unamortized loss | | | | | (323,996) | | (323,996) |
| Prior service credit | | | | | (2,266) | | (2,266) |
| Other comprehensive loss related to equity investments | | | | | (5,147) | | (5,147) |
| Other comprehensive loss | | | | | | | (331,409) |
| Total comprehensive loss | | | | | | | (335,360) |
| Dividends declared ($.54 per share) | | | | (44,468) | | | (44,468) |
| Issuance of 412,135 Class A shares under stock | 4 | | 2,771 | | | | 2,775 |
| Stock compensation expense | | | 4,104 | | | | 4,104 |
| Purchase of 2,235 shares of treasury stock | | | | | | (22) | (22) |
| Tax impact from stock plans | | | (140) | | | | (140) |
| **BALANCES, DECEMBER 28, 2008** | 575 | 251 | 2,203,776 | (1,829,717) | (322,312) | (144) | 52,429 |
| Net income | | | | 54,090 | | | 54,090 |
| Other comprehensive income (loss), net of tax: | | | | | | | |
| Pension and postretirement plans: | | | | | | | |
| Unamortized gain | | | | | 67,539 | | 67,539 |
| Prior service credit | | | | | 368 | | 368 |
| Other comprehensive loss related to equity investments | | | | | (119) | | (119) |
| Other comprehensive income | | | | | | | 67,788 |
| Total comprehensive income | | | | | | | 121,878 |
| Dividends declared ($.09 per share) | | | | (7,474) | | | (7,474) |
| Conversion of 250,000 Class B shares to Class A shares | 3 | (3) | | | | | |
| Issuance of 1,934,656 Class A shares under stock | 19 | | 940 | | | | 959 |
| Stock compensation expense | | | 2,971 | | | | 2,971 |
| Purchase of 32,638 shares of treasury stock | | | | | | (9) | (9) |
| Tax impact from stock plans | | | (565) | | | | (565) |
| **BALANCES, DECEMBER 27, 2009** | $597 | $248 | $2,207,122 | $(1,783,101) | $(254,524) | $(153) | $ 170,189 |

*See notes to consolidated financial statements.*

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The McClatchy Company (the Company or McClatchy) is the third-largest newspaper publisher in the United States based on daily circulation, with 30 daily newspapers and 43 non-dailies in 29 markets across the country. McClatchy also operates leading local websites and direct marketing operations in each of its markets which complement its newspapers and extend its audience reach in each market. The Company's newspapers include, among others, *The Miami Herald, The Sacramento Bee, the Fort Worth Star-Telegram, The Kansas City Star, The Charlotte Observer* and *The* (Raleigh) *News & Observer.*

McClatchy also owns a portfolio of premium digital assets, including 14.4% of CareerBuilder LLC, the nation's largest online job site, 25.6% of Classified Ventures LLC, a newspaper industry partnership that offers classified websites such as: the auto website, cars.com, and the rental site, Apartments.com, and 33.3% of HomeFinder, LLC which operates the online real estate website HomeFinder.com. McClatchy is listed on the New York Stock Exchange under the symbol MNI.

The consolidated financial statements include the Company and its subsidiaries. Intercompany items and transactions are eliminated. In preparing the financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Discontinued operations**—During 2006 the Company divested 12 newspapers it had acquired in the purchase of Knight-Ridder, Inc. for strategic and antitrust reasons. On March 5, 2007, the Company sold the (Minneapolis) *Star Tribune* newspaper and other publications and websites related to the newspaper. The results of the disposed newspaper operations, including interest expense directly attributable to them, have been recorded as discontinued operations in 2007.

**Revenue recognition**—The Company recognizes revenues from advertising placed in a newspaper and/or on a website over the advertising contract period or as services are delivered, as appropriate, and recognizes circulation revenues as newspapers are delivered over the applicable subscription term. Circulation revenues are recorded net of direct delivery costs. Other revenue is recognized when the related product or service has been delivered. Revenues are recorded net of estimated incentives, including special pricing agreements, promotions and other volume-based incentives and net of sales tax collected from the customer. Revisions to these estimates are charged to revenues in the period in which the facts that give rise to the revision become known.

**Cash equivalents** are highly liquid debt investments with original maturities of three months or less.

**Concentrations of credit risks**—Financial instruments, which potentially subject the Company to concentrations of credit risks, are principally cash and cash equivalents and trade accounts receivables. Cash and cash equivalents are placed with major financial institutions. As of December 27, 2009, the Company had $0.9 million of cash balances at financial institutions in excess of federal insurance limits. The Company routinely assesses the financial strength of significant customers and this assessment, combined with the large number and geographic diversity of its customers, limits the Company's concentration of risk with respect to trade accounts receivable.

**Allowance for Doubtful Accounts**—The Company maintains an allowance account for estimated losses resulting from the risk its customers will not make required payments. Generally, the Company uses the aging of accounts receivable, reserving for all accounts due 90 days or longer, to establish allowances for losses on accounts receivable. However, if the Company becomes aware that the financial condition of specific customers has deteriorated, additional allowances are provided.

The Company provides an allowance for doubtful accounts as follows (in thousands):

| | Year Ended | | |
|---|---|---|---|
| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
| Balance at beginning of year | $ 15,255 | $ 11,416 | $ 12,732 |
| Charged to costs and expenses | 16,459 | 21,355 | 12,929 |
| Amounts written off | (21,416) | (17,516) | (14,245) |
| Balance at end of year | $ 10,298 | $ 15,255 | $ 11,416 |

**Inventories** are stated at the lower of cost (based principally on the first-in, first-out method) or current market value.

**Property, plant and equipment** are stated at cost. Major improvements, as well as interest incurred during construction, are capitalized. Capitalized interest was $0.2 million, $0.2 million and $0.5 million in fiscal 2009, 2008 and 2007, respectively. Expenditures for maintenance and repairs are charged to expense as incurred.

**Depreciation** is computed generally on a straight-line basis over estimated useful lives of:

5 to 60 years for buildings and improvements
9 to 25 years for presses
2 to 15 years for other equipment

**Equity Investments in Unconsolidated Companies**—The Company uses the equity method of accounting for its investments in and earnings or losses of companies that it does not control but over which it does exert significant influence. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any decline to be other than temporary (based on various factors, including historical financial results and the overall health of the investee), then a write-down would be recorded to estimated fair value. See Note 4 for discussion of investments in unconsolidated companies.

**Segment reporting**—The Company's primary business is the publication of newspapers and related websites. The Company has two operating segments which it aggregates into a single reportable segment because each has similar economic characteristics, products, customers and distribution methods. Each segment consists primarily of a group of newspapers reporting to a segment manager.

**Goodwill and intangible impairment**—The Company tests for impairment of goodwill annually (at year-end) or whenever events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The required two-step approach uses accounting judgments and estimates of future operating results. Changes in estimates or the application of alternative assumptions could produce significantly different results. Impairment testing is done at a reporting unit level. The Company performs this testing on operating segments, which are also considered reporting units. An impairment loss generally is recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The estimates and judgments that most significantly affect the fair value calculation are assumptions related to revenue growth, newsprint prices, compensation levels, discount rate and private and public market trading multiples for newspaper assets. The Company's considers current market capitalization (based upon the recent stock market prices) plus an estimated control premium in determining the reasonableness of the fair value of the reporting units. The Company performed its annual testing in 2009 as of December 27, 2009 and performed its testing in 2008 as of December 28, 2008. In fiscal 2007, the Company determined that it should perform its impairment testing of goodwill as of September 30, 2007, due to the continuing challenging business conditions and the resulting weakness in the Company's stock price as of the end of its third quarter, and performed its annual testing as of December 30, 2007. See Note 3 for a discussion of the impairment charges taken.

Newspaper mastheads (newspaper titles and website domain names) are not subject to amortization and are tested for impairment annually (at year-end), or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each newspaper masthead with its carrying amount. The Company performed impairment tests on newspaper mastheads as of December 27, 2009 and December 28, 2008, in fiscal 2009 and 2008, respectively. In 2007, the Company performed its testing as of September 30, 2007 and December 30, 2007. See Note 3 for a discussion of the impairment charges taken.

Intangible assets subject to amortization (primarily advertiser and subscriber lists) are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of each asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset group. No impairment loss was recognized on intangible assets subject to amortization.

**Stock-based compensation**—Beginning in fiscal 2006, all share-based payments to employees, including grants of employee stock options, stock appreciation rights and restricted stock under equity incentive plans and purchases under the employee stock purchase plan (ESPP), are recognized in the financial statements based on their fair values. At December 27, 2009, the Company had six stock-based compensation plans. Total stock-based compensation expense was $3.0 million, $4.1 million and $7.2 million in fiscal 2009, 2008 and 2007, respectively. See Note 11 for an expanded discussion of stock-based compensation plans.

**Income Taxes**—The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse.

Current accounting standards in the United States prescribe a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax returns. The Company recognizes accrued interest related to unrecognized tax benefits in interest expense. Accrued penalties are recognized as a component of income tax expense. See Note 7 for an expanded discussion of incomes taxes.

**Fair Value of Financial Instruments**—Generally accepted accounting principles require the disclosure of the fair value of certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company estimated the fair values presented below using appropriate valuation methodologies and market information available as of year-end. Considerable judgment is required to develop estimates of fair value, and the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or estimation methodologies could have a material effect on the estimated fair values. Additionally, the fair values were estimated at year-end, and current estimates of fair value may differ significantly from the amounts presented.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

*Cash and equivalents, accounts receivable, accounts payable and current portion of long term debt.* The carrying amount of these items approximates fair value.

*Long term debt.* The fair value of long term debt is determined based on a number of observable inputs including the current market activity of the Company's publicly traded notes and bank debt, trends in investor demand and market values of comparable publicly traded debt. At December 27, 2009, the estimated fair value of long term debt was $1.5 billion compared to a carrying value of $1.9 billion.

**Comprehensive income (loss)**—The Company records changes in its net assets from non-owner sources in its Consolidated Statement of Stockholders' Equity. Such changes relate primarily to valuing its pension liabilities, net of tax effects.

The following table summarizes the changes in other comprehensive income (loss) (in thousands):

| | Pre-Tax | Tax | After-Tax |
|---|---|---|---|
| Year Ended December 27, 2009 | | | |
| Pension and post retirement plans: | | | |
| Unamortized gain | $ 112,565 | $ (45,026) | $ 67,539 |
| Prior service credit | 613 | (245) | 368 |
| Other comprehensive loss related to equity investments | (199) | 80 | (119) |
| | $ 112,979 | $ (45,191) | $ 67,788 |
| Year Ended December 28, 2008 | | | |
| Pension and post retirement plans: | | | |
| Unamortized gain | $(539,993) | $215,997 | $(323,996) |
| Prior service credit | (3,778) | 1,512 | (2,266) |
| Other comprehensive loss related to equity investments | (8,578) | 3,431 | (5,147) |
| | $(552,349) | $220,940 | $(331,409) |
| Year Ended December 30, 2007 | | | |
| Pension and post retirement plans: | | | |
| Unamortized gain | $ 86,765 | $ (34,706) | $ 52,059 |
| Prior service credit | 15,145 | (6,058) | 9,087 |
| Other comprehensive loss related to equity investments | (2,263) | 905 | (1,358) |
| | $ 99,647 | $ (39,859) | $ 59,788 |

**Earnings per share (EPS)**—Basic EPS excludes dilution from common stock equivalents and reflects income divided by the weighted average number of common shares outstanding for the period. Diluted EPS is based upon the weighted average number of outstanding shares of common stock and dilutive common stock equivalents in the period. Common stock equivalents arise from dilutive stock options and restricted stock and are computed using the treasury stock method. The weighted average anti-dilutive stock options and restricted stock that could potentially dilute basic EPS in the future, but were not included in the weighted average share calculation were 6.3 million in fiscal 2009, 5.0 million in fiscal 2008 and 3.9 million in fiscal 2007.

**New Accounting Pronouncement**—In June 2009, a new pronouncement was issued amending the interpretation of accounting literature related to consolidations. The new guidance applies to rules in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The new pronouncement also requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The new pronouncement is effective for the Company on December 28, 2009. The Company does not expect the adoption of this pronouncement to have a material effect on the consolidated financial statements.

## NOTE 2. DIVESTITURES

On March 5, 2007, the Company sold the (Minneapolis) *Star Tribune* newspaper and other publications and websites related to the newspaper for $530.0 million. The Company received a total income tax benefit of approximately $200.0 million related to the sale. In the first quarter of 2008 approximately $15 million was recouped through reductions to income taxes payable and subsequently in 2008 the remaining $185.0 million was received as an income tax refund. The funds were used to reduce debt. The results of *Star Tribune*'s operations, including interest on debt incurred to purchase it, have been recorded as discontinued operations in 2007. In 2009 and 2008, the Company reserved amounts for indemnification obligations related to several divested papers.

Revenues and loss from discontinued operations, net of income taxes, for fiscal 2009, 2008 and 2007 were as follows (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Revenues | $ — | $ — | $52,921 |
| Income (loss) from discontinued operations before income taxes (1) | (9,810) | (8,070) | (7,046) |
| Income tax benefit (expense) | 3,636 | 1,312 | (2,358) |
| Income (loss) from discontinued operations | $(6,174) | $(6,758) | $ (9,404) |

(1) Includes interest expense allocated to discontinued operations of $1.2 million in fiscal 2007. No interest expense was allocated to discontinued operations in fiscal 2009 or 2008.

## NOTE 3. GOODWILL AND NEWSPAPER MASTHEAD IMPAIRMENT

The Company performed its annual impairment testing of goodwill and newspaper mastheads as of December 27, 2009 and December 28, 2008 for the fiscal years then ended. The fair values of the Company's reporting units were estimated using the expected present value of future cash flows, using estimates, judgments and assumptions (see Note 1) that management believes were appropriate in the circumstances. The Company considered current market capitalization (based upon the recent stock market prices) plus an estimated control premium in determining the reasonableness of the value of the reporting units. The Company did not record any goodwill impairment charges in 2009 and 2008 as a result of its testing. In 2008, the Company recorded an impairment charge related to newspaper mastheads of $59.6 million.

Management performed its testing of impairment of goodwill and newspaper mastheads in fiscal 2007 as of September 30, 2007, due to the continuing challenging business conditions and the resulting weakness in the Company's stock price as of the end of its third quarter, and also as of December 30, 2007 in its normal year-end testing. The fair values of the Company's reporting units were estimated using the expected present value of future cash flows, using estimates, judgments and assumptions (see Note 1) that management believed were appropriate in the circumstances. The Company considered current market capitalization (based upon recent stock market prices) plus an estimated control premium in determining the reasonableness of the value of the reporting units. As a result of these processes, the Company recorded impairment charges related to goodwill of $2.57 billion and newspaper masthead impairment charges of $417.1 million in fiscal 2007.

## NOTE 4. INVESTMENTS IN UNCONSOLIDATED COMPANIES AND LAND HELD FOR SALE

The following is the Company's ownership interest and investment in unconsolidated companies and joint ventures as of December 27, 2009 and December 28, 2008 (dollars in thousands):

| Company | % Ownership Interest | December 27, 2009 | December 28, 2008 |
|---|---|---|---|
| CareerBuilder, LLC | 14.4 | $218,736 | $217,516 |
| Classified Ventures, LLC | 25.6 | 81,538 | 82,642 |
| HomeFinder, LLC | 33.3 | 5,048 | — |
| Seattle Times Company (C-Corporation) | 49.5 | — | — |
| Ponderay (general partnership) | 27 | 13,754 | 18,349 |
| Other | Various | 3,033 | 4,750 |
| | | $322,109 | $323,257 |

The Company uses the equity method of accounting for a majority of investments.

HomeFinder, LLC, formerly a division of Classified Ventures, LLC (CV), operates the real estate website HomeFinder.com. It was spun-off in the first quarter of 2009 into a separate limited liability corporation in which the Company has a one-third ownership interest. The carrying value of the Company's investment in HomeFinder primarily represents its proportionate ownership of HomeFinder which was previously reflected in the Company's value of CV.

On June 30, 2008, the Company sold its 15.0% ownership interest in ShopLocal (included in "other" in the table above) for $7.9 million and used the proceeds to reduce debt. In the second fiscal quarter of 2008, the Company reduced its carrying value of ShopLocal to match the sales price.

In fiscal 2008, Classified Ventures identified goodwill impairment at a real estate-related reporting unit and as a result, the Company recognized its portion of the charge related to this write-down. The total non-cash pre-tax charges related to impairments of internet investments, including ShopLocal and Classified Ventures, recorded in fiscal 2008 were $26.5 million.

On March 31, 2008, McClatchy and its partners, affiliates of Cox Enterprises, Inc. and Media General, Inc., completed the sale of SP Newsprint Company (SP), of which McClatchy was a one-third owner. The Company recorded a gain on the transaction of approximately $34.4 million. The Company used the $55.0 million of sales proceeds it received in the second fiscal quarter of 2008 and an additional $5.0 million it received in 2009 to reduce debt.

The Company has an annual purchase commitment for 149,160 metric tons of newsprint from SP. The Company is required to purchase 56,800 metric tons of newsprint of annual production from Ponderay on a "take-if-tendered" basis at prevailing market prices, until Ponderay's debt is repaid.

At the end of 2008, the Seattle Times Company (STC) recorded a comprehensive loss related to its retirement plan liabilities. The Company recorded its share of the comprehensive loss in the Company's comprehensive income (loss) in stockholders' equity to the extent that it had a carrying value in its investment in STC. As a result, the Company's investment in STC at December 28, 2008 is zero, and no future income or losses from STC will be recorded until the Company's carrying value on its balance sheet is restored through future earnings by STC.

During the second fiscal quarter of 2007, the Company expensed $7.8 million as its share of expense recorded by STC to settle certain outstanding legal issues and amend the Joint Operating Agreement relating to STC and The Hearst Corporation's Seattle newspaper.

As of September 30, 2007, management performed a review of its investments in unconsolidated subsidiaries and joint ventures. Due to continuing challenging business conditions, management determined that a loss in value of its investments in STC and Ponderay, which are other than temporary declines, should be recognized. As a result, the Company recorded a write down of $69.0 million and $6.0 million to reduce its investment in STC and Ponderay, respectively, to their fair values as of September 30, 2007.

The Company generated revenue from CareerBuilder, Classified Ventures and ShopLocal, LLC (ShopLocal) products for online listings placed in its markets. It also incurred expense related to the purchase of products and services provided by CareerBuilder, Classified Ventures and ShopLocal, respectively, for the uploading and hosting of online advertising on behalf of the Company's newspapers' advertisers.

The following table summarizes expenses incurred for products provided by CareerBuilder, Classified Ventures and ShopLocal in fiscal 2009, 2008 and 2007 (in thousands):

| (in thousands) | Career-Builder | Classified Ventures | Shop-Local |
|---|---|---|---|
| 2009 | $1,241 | $10,250 | NA |
| 2008 | 2,670 | 11,561 | $353 |
| 2007 | 4,004 | 9,682 | 573 |

As of December 27, 2009 and December 28, 2008, the Company had approximately $3.9 million and $8.0 million, respectively, in amounts payable to CareerBuilder, Classified Ventures and Ponderay.

The table below presents the summarized financial information for the Company's investments in unconsolidated companies on a combined basis (dollars in thousands):

| | 2009 | 2008 |
|---|---|---|
| Current assets | $393,914 | $387,833 |
| Noncurrent assets | 664,876 | 714,059 |
| Current liabilities | 269,501 | 417,281 |
| Noncurrent liabilities | 269,546 | 209,897 |
| Equity | 519,743 | 474,714 |

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net revenues | $1,142,551 | $1,334,372 | $1,299,472 |
| Operating income (loss) | 67,442 | (52,579) | (111,406) |
| Net income (loss) | 66,524 | (50,722) | (66,843) |

As part of the acquisition of Knight-Ridder, Inc., the Company acquired 10 acres of land in Miami. Such land is under contract to be sold for gross proceeds of $190.0 million pursuant to a March 2005 sale agreement. The contract was extended to January 19, 2010 in exchange for an increase in the termination fee from $6 million to $7 million should the buyer fail to close the transaction. The buyer had the right to further extend the agreement to January 31, 2011, upon payment to McClatchy of an additional $6 million nonrefundable deposit on or before January 19, 2010. The purchase price under the original agreement has remained unchanged at $190.0 million. McClatchy received the $6 million deposit and has extended the contract to January 31, 2011. McClatchy had previously received $10 million in non-refundable deposits from the buyer that will be applied toward the purchase price.

The Company determined the fair value of the land at December 27, 2009 by developing an analysis that took into consideration the highest and best use of the property. The valuation process incorporated three approaches, the cost approach, the income capitalization approach and the market data or direct sales comparison approach. Based on the Company's evaluation, including consideration of the existing sales contract, the carrying value was written down by $26.3 million to $151.0 million in 2009 and is included in other assets on the Company's Balance Sheet.

Fair value measurement requires three classifications of investments based on the nature of available fair value inputs and the valuation methodologies used to measure these investments at fair value. Under the fair value guidance, the Company classified the land as a Level 3 classification. Level 3 classifications are based on input to the valuation methodology that are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability.

## NOTE 5. INTANGIBLE ASSETS AND GOODWILL

Intangible assets, along with their original weighted-average useful lives, and goodwill consisted of the following (in thousands):

| | December 27, 2009 | | | |
|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount | Weighted Average Amortization Period |
| Intangible assets subject to amortization: | | | | |
| Advertiser and subscriber lists | $803,840 | $(307,177) | $ 496,663 | 14 years |
| Other | 37,066 | (28,358) | 8,708 | 8 years |
| Total | $840,906 | $(335,535) | 505,371 | |
| Other intangible assets not subject to amortization: | | | | |
| Newspaper mastheads | | | 206,387 | |
| Total | | | 711,758 | |
| Goodwill | | | 1,006,020 | |
| Total intangible assets and goodwill | | | $1,717,778 | |

| | December 28, 2008 | | | |
|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount | Weighted Average Amortization Period |
| Intangible assets subject to amortization: | | | | |
| Advertiser and subscriber lists | $803,840 | $(249,650) | $ 554,190 | 14 years |
| Other | 40,066 | (29,567) | 10,499 | 8 years |
| Total | $843,906 | $(279,217) | 564,689 | |
| Other intangible assets not subject to amortization: | | | | |
| Newspaper mastheads | | | 206,387 | |
| Total | | | 771,076 | |
| Goodwill | | | 1,006,020 | |
| Total intangible assets and goodwill | | | $1,777,096 | |

Changes in identifiable intangible assets and goodwill in fiscal 2009 consisted of the following (in thousands):

| | December 28, 2008 | Impairment Charges/ Adjustments | Amortization Expense | December 27, 2009 |
|---|---|---|---|---|
| Intangible assets subject to amortization | $ 843,906 | $(3,000) | $ — | $ 840,906 |
| Accumulated amortization | (279,217) | 3,000 | (59,318) | (335,535) |
| | 564,689 | — | (59,318) | 505,371 |
| Mastheads and other | 206,387 | — | — | 206,387 |
| Goodwill | 1,006,020 | — | — | 1,006,020 |
| Total | $1,777,096 | $ — | $(59,318) | $1,717,778 |

There were no additions to intangible assets in 2009.

Changes in indefinite lived intangible assets and goodwill as of December 27, 2009 consisted of the following (in thousands):

| | Original Gross Amount | Accumulated Impairment | Carrying Amount |
|---|---|---|---|
| Mastheads and other | $ 683,000 | $ (476,613) | $ 206,387 |
| Goodwill | 3,581,016 | (2,574,996) | 1,006,020 |
| Total | $4,264,016 | $(3,051,609) | $1,212,407 |

Amortization expense was $59.3 million, $61.0 million and $60.5 million in fiscal 2009, 2008 and 2007, respectively. The estimated amortization expense for the five succeeding fiscal years is as follows (in thousands):

| Year | Amortization Expense |
|---|---|
| 2010 | $58,639 |
| 2011 | 58,639 |
| 2012 | 57,363 |
| 2013 | 56,223 |
| 2014 | 51,745 |

## NOTE 6. LONG-TERM DEBT

As of December 27, 2009 and December 28, 2008, long-term debt consisted of the following (in thousands):

| | December 27, 2009 | December 28, 2008 |
|---|---|---|
| Term A bank debt, interest at 4.2% and 4.8% at year-end 2009 and 2008, respectively | $ 546,800 | $ 550,000 |
| Revolving bank debt, interest at 4.2% and 4.5% at year-end 2009 and 2008, respectively | 330,700 | 391,700 |
| Notes: | | |
| $31 million 9.875% debentures due in 2009 | — | 31,217 |
| $166 million 7.125% debentures due in 2011 | 167,001 | 171,404 |
| $169 million 4.625% debentures due in 2014 | 154,694 | 161,692 |
| $347 million 5.750% debentures due in 2017 | 321,594 | 367,351 |
| $89 million 7.150% debentures due in 2027 | 82,099 | 91,607 |
| $276 million 6.875% debentures due in 2029 | 252,428 | 272,805 |
| Total carrying value of debt principal | 1,855,316 | 2,037,776 |
| $24 million 15.75% senior notes due in 2014 | 24,225 | — |
| Long-term portion of future interest on 15.75% senior notes | 16,895 | — |
| Total carrying value of debt principal and future interest | 41,120 | — |
| Long-term debt | $1,896,436 | $2,037,776 |

At December 27, 2009, prior to the refinancing transaction discussed below, the Company's bank debt consisted of a credit facility entered into on June 27, 2006 (the original credit agreement) that provided for a $1.14 billion senior unsecured (subsequently secured as discussed below) credit facility and was originally established in connection with the acquisition of Knight-Ridder, Inc. At December 27, 2009, the Company's original credit agreement consisted of a $590 million five-year revolving credit facility and $546.8 million five-year Term A loan. Both the Term A loan and the revolving credit facility under the original credit agreement were due on June 27, 2011. The terms of the original credit agreement are discussed in greater detail below.

At December 27, 2009, the publicly-traded notes are stated net of unamortized discounts and premiums (totaling to discounts of $69.4 million and $89.4 million as of December 27, 2009 and December 28, 2008, respectively) resulting from recording such assumed liabilities at fair value as of the June 27, 2006 acquisition of Knight Ridder. The Company repaid the 9.875% notes due in 2009 on April 15, 2009.

In the second fiscal quarter of 2008, the Company purchased $300 million aggregate principal amount of its outstanding debt securities for $282.4 million in cash obtained from its original credit facility. The Company purchased $150 million, $130 million and $20 million of its outstanding principal amount of debt securities maturing in 2009, 2011 and 2014, respectively. In the third fiscal quarter of 2008, the Company purchased $5.9 million aggregate principal of its outstanding debt securities maturing in 2009 for $5.8 million in cash obtained from its original credit facility. The Company recognized $21.0 million in gain on the extinguishment of debt through December 28, 2008 on these transactions.

On June 26, 2009, the Company completed a private debt exchange offer for its outstanding debt securities for a combination of cash and newly issued 15.75% senior notes due July 15, 2014 (senior notes). The senior notes are senior unsecured obligations and are guaranteed by McClatchy's existing and future material domestic subsidiaries. In exchange for $3.4 million in cash and $24.4 million of senior notes the Company retired the following outstanding principal amount of debt securities maturing in the respective years: $3.8 million in 2011 notes, $11.1 million in 2014 notes, $53.4 million in 2017 notes, $10.8 million in 2027 debentures and $23.8 million in 2029 debentures. The Company recorded a pre-tax gain of approximately $44.1 million in 2009 (34 cents per share). The gain was equal to the carrying amount of the exchanged securities, less the total future cash payments of the senior notes, including both payments of interest (payable semiannually) and principal amount, and related expenses of the exchange. Accordingly, future interest on these senior notes is not reflected in interest expense. A total of $23.9 million of the senior notes were retired with proceeds from the refinancing discussed below, leaving $0.4 million outstanding.

The senior notes were governed by an indenture entered into on June 26, 2009 which included a number of covenants that were applicable to the Company and its restricted subsidiaries. However, as a result of a tender process conducted as a part of the refinancing discussed below, the covenants in the senior notes indenture have been stripped and are no longer applicable.

The Company wrote off $0.4 million and $3.7 million of deferred financing costs in 2009 and 2008, respectively in connection with amendments to the credit agreement, which were recorded in interest expense in the consolidated statement of operations.

The amended original credit agreement contained quarterly financial covenants including requirements that the Company maintain a minimum interest coverage ratio (as defined in the original credit agreement) of 2.00 to 1.00 through maturity of the agreement and a maximum leverage ratio (as defined in the original credit agreement) of 7.00 to 1.00. At December 27, 2009, the Company's interest coverage ratio (as defined in the original credit agreement) was 3.08 to 1.00 and its leverage ratio (as defined in the Original credit agreement) was 5.26 to 1.00 and the Company was in compliance with all financial debt covenants.

*Debt Refinancing:*

On January 26, 2010, the Company entered into an amendment to the original credit agreement that became effective on February 11, 2010, immediately prior to the closing of an offering of $875 million of senior secured public notes. The original credit agreement was amended and restated in its entirety (the "Amended and Restated Credit Agreement" or "Credit Agreement"). The Amended and Restated Credit Agreement provides for a $262.0 million term loan and a $249.3 million revolving credit facility, including a $100 million letter of credit sub-facility, and extended the term of certain of the credit commitments to July 1, 2013. In connection with the Amended and Restated Credit Agreement, certain of the lenders did not extend the maturity of their commitments from the original maturity date of June 27, 2011. Non-extended term loans equaling $72.3 million will mature on June 27, 2011 as will revolving loan commitments equal to $42.2 million. The remaining term loans and revolving loan commitments under the Amended and Restated Credit Agreement will mature on July 1, 2013.

In connection with the Credit Agreement, the Company issued new 11.5% senior secured notes due February 15, 2017, totaling $875 million. The notes are secured by a first-priority lien on certain of McClatchy's and the subsidiary guarantors' assets, and will rank pari passu with liens granted under McClatchy's Credit Agreement. The assets securing the debt are unchanged from the original credit agreement and include intangible assets, inventory, receivables and certain other assets. In addition, the Company completed tender offers for its 7.125% notes due in 2011 and 15.75% senior notes due 2014, paying $187.3 million in cash for $171.9 million of principal 2011 and 2014 notes.

Debt under the Credit Agreement incurs interest at the London Interbank Offered Rate (LIBOR) plus a spread ranging from 425 basis points to 575 basis points or at a base rate plus a spread ranging from 325 basis points to 475 basis points, in each case, based upon the consolidated total leverage ratio (as defined in the Credit Agreement) and sets a floor on LIBOR for the purposes of interest payments under the Credit Agreement of no less than 300 basis points. A commitment fee for the unused revolving credit is priced at 50 basis points to 75 basis points, based upon the Company's consolidated total leverage ratio (as defined in the Credit Agreement). The Company currently pays interest on borrowings under the Credit Agreement at a rate of 500 basis points over the 300 basis point LIBOR floor and pays 62.5 basis points for commitment fees.

The Credit Agreement contains quarterly financial covenants including requirements that the Company maintain a minimum consolidated interest coverage ratio (as defined in the Credit Agreement) of 1.50 to 1.00 from the quarter ending in March 2010 through the quarter ending in September 2011; increasing it to 1.60 to 1.00 from the quarter ending in December 2011 through the quarter ending in September 2012; and further increasing to 1.70 to 1.00 thereafter. The Company is required to maintain a maximum consolidated leverage ratio (as defined in the Credit Agreement) of 6.75 to 1.00 from the quarter ending in March 2010 through the quarter ending December 2010; declining to 6.50 to 1.00 from the quarter ending in March 2011 through the quarter ending in December 2011; to 6.25 to 1.00 from the quarter ending in March 2012 through the quarter ending in December 2012 and declining to 6.00 to 1.00 thereafter. Because of the significance of the Company's outstanding debt, remaining in compliance with debt covenants is critical to the Company's operations. If revenue declines continue beyond those currently anticipated, the Company expects to continue to restructure operations and reduce debt to maintain compliance with its covenants.

The Credit Agreement includes requirements for mandatory prepayments of bank debt from certain sources of cash; limitations on cash dividends allowed to be paid at certain leverage levels; and other covenants including limitations on additional debt and the ability to retire public bonds early, amongst other changes.

The 11.50% Senior Secured Notes due February 15, 2017 ( the "2017 Notes") are governed by an indenture entered into on February 11, 2010 which include a number of covenants that are applicable to the Company and its restricted subsidiaries. The covenants are subject to a number of important exceptions and qualifications set forth in the indenture for the 2017 Notes. These covenants include, among other things, restrictions on the ability of the Company and its restricted subsidiaries to incur additional debt, make investments and other restricted payments, pay dividends on capital stock, or redeem or repurchase capital stock or subordinated obligations; sell assets or enter into sale/leaseback transactions; create specified liens; create or permit restrictions on the ability of the Company's restricted subsidiaries to pay dividends or make other distributions to it; engage in certain transactions with affiliates; and consolidate or merge with or into other companies or sell all or substantially all of the Company's and its subsidiaries' assets, taken as a whole.

Substantially all of the Company's subsidiaries (as defined) have guaranteed the Company's obligations under the Credit Agreement and 2017 Notes ("senior secured debt"). The holders of the senior secured debt have entered into an intercreditor agreement which governs the sharing of security interest and other provisions of the senior secured debt. The Company has granted a security interest to the trustee of the intercreditor agreement in assets that include, but are not limited to, intangible assets, inventory, receivables and certain minority investments as collateral for the debt, but the security interest excludes any land, buildings, machinery and equipment (PP&E) and any leasehold interests and improvements with respect to such PP&E, which would be reflected on a consolidated balance sheet of the Company and its subsidiaries, and shares of stock and indebtedness of the subsidiaries of the Company.

At December 27, 2009, the Company had outstanding letters of credit totaling $55.1 million securing estimated obligations stemming from workers' compensation claims and other contingent claims. In connection with the financing, the Company repaid all of the outstanding revolver loans and had $196.3 million available under its revolving credit facilities under the new Credit Agreement.

The following table presents the approximate annual maturities of debt principal as of December 27, 2009, based upon the Company's required payments after giving effect to the refinancing discussed above, for the next five years and thereafter (in thousands):

| Year | Payments |
|---|---|
| 2010 | $ — |
| 2011 | 90,467 |
| 2012 | — |
| 2013 | 190,031 |
| 2014 | 169,313 |
| Thereafter | 1,499,103 |
| Debt principal | $1,948,914 |

As of February 11, 2010, subsequent to the refinancing, both S&P and Moody's issued higher ratings on the Company's debt and issued corporate family ratings as described in the table below. The ratings upgrades had no impact on the interest rate and commitment fees the Company pays under the Credit Agreement. The ratings have remained the same through the filing date of this report on Form 10-K.

| | Debt Ratings |
|---|---|
| Credit Facility: | |
| S & P | B- |
| Moody's | B1 |
| Senior Secured Notes: | |
| S & P | B- |
| Moody's | B1 |
| Unsecured Notes: | |
| S & P | CCC |
| Moody's | Caa2 |
| Corp. Family Rating: | |
| S & P | B- |
| Moody's | Caa1 |

## NOTE 7. INCOME TAXES

Income tax provision (benefit) related to continuing operations consist of (in thousands):

| | Year Ended | | |
|---|---|---|---|
| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
| Current: | | | |
| Federal | $29,505 | $ 66,682 | $ 94,120 |
| State | (4,774) | 25,031 | 20,640 |
| Deferred: | | | |
| Federal | 4,221 | (62,349) | (235,880) |
| State | 195 | (10,086) | (35,462) |
| Income tax provision (benefit) | $29,147 | $ 19,278 | $(156,582) |

The effective tax rate for continuing operations and the statutory federal income tax rate are reconciled as follows:

| | Year Ended | | |
|---|---|---|---|
| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
| Statutory rate | 35.0% | 35.0% | (35.0)% |
| State taxes, net of federal benefit | 7.5% | 4.4% | (0.5)% |
| Changes in estimates | 3.5% | 7.6% | 0.2% |
| Changes in unrecognized tax benefits | (10.5)% | 40.8% | — |
| Benefit of certain manufacturing deductions | (3.5)% | — | — |
| Goodwill impairment | — | — | 29.7% |
| Other | 0.6% | (0.5)% | 0.2% |
| Effective tax rate | 32.6% | 87.3% | (5.4)% |

The components of deferred tax assets and liabilities recorded in the Company's Consolidated Balance Sheet on December 27, 2009 and December 28, 2008 are (in thousands):

| | 2009 | 2008 |
|---|---|---|
| Deferred tax assets: | | |
| Compensation benefits | $282,300 | $327,138 |
| State taxes | 28,449 | 37,027 |
| State loss carryovers | 13,718 | 16,131 |
| Other | 9,891 | 15,633 |
| Total deferred tax assets | 334,358 | 395,929 |
| Valuation allowance | (13,718) | (16,131) |
| Net deferred tax assets | 320,640 | 379,798 |
| Deferred tax liabilities: | | |
| Depreciation and amortization | 423,446 | 450,302 |
| Investments in unconsolidated subsidiaries | 68,974 | 70,720 |
| Debt discount | 26,091 | 31,707 |
| Deferred gain on debt | 21,648 | — |
| Total deferred tax liabilities | 540,159 | 552,729 |
| Net deferred tax liabilities | $219,519 | $172,931 |

The valuation allowance, which relates to state net operating loss carryovers, decreased by $2.4 million and increased by $0.4 million during 2009 and 2008, respectively.

The Company has varying amounts of net operating loss and capital loss carryovers in several states. The net operating losses expire in various years between 2017 and 2029 if not used. The capital loss carryovers will expire in 2012 if not used prior to that time.

As discussed in Note 1, the Company adopted the provisions of a new accounting standard for uncertainties in income taxes as of January 1, 2007. The cumulative effect of adopting this standard was a decrease to the Company's retained earnings of approximately $2.2 million. As of December 27, 2009, the Company had approximately $78.0 million of long-term liabilities relating to uncertain tax positions consisting of approximately $53.0 million in gross unrecognized tax benefits (primarily state tax positions before the offsetting effect of federal income tax) and $25.0 million in gross accrued interest and penalties. If recognized substantially all of the net unrecognized tax benefits would impact the effective tax rate. It is reasonably possible that a reduction of up to $18.7 million of unrecognized tax benefits may occur within the next 12 months as a result of the closure of certain audits and the expiration of statutes of limitations. Net accrued interest and penalties at December 27, 2009, December 28, 2008, and December 30, 2007 were approximately $17.0 million, $19.1 million and $16.8, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Balance at beginning of fiscal year | $ 74,414 | $72,557 | $74,929 |
| Increases based on tax positions in prior year | 2,432 | 12,073 | 1,626 |
| Decreases based on tax positions in prior year | (1,576) | (659) | (4,968) |
| Increases based on tax positions in current year | 1,512 | 6,699 | 6,236 |
| Settlements | (16,000) | (6,691) | — |
| Lapse of statute of limitations | (7,423) | (9,565) | (5,266) |
| Balance at end of fiscal year | $ 53,359 | $74,414 | $72,557 |

The Company is currently under audit by the Internal Revenue Service for 2006 and 2007, and is under audit by the following jurisdictions and for the years indicated: California for 2006, Minnesota for 2003 through 2006, Washington DC for 2006, New Jersey for 1997 through 2006 and Illinois for 2006 through 2007. Statutes remain open for federal purposes from 2005 through 2009 and for state purposes from 2003 through 2009, with the exception of New Jersey for which statutes remain open from 1997 through 2006.

## NOTE 8. EMPLOYEE BENEFITS

The Company sponsors defined benefit pension plans (retirement plans), which cover a majority of its employees. Benefits are based on years of service and compensation. Contributions to the plans are made by the Company in amounts deemed necessary to provide the required benefits. No contributions to the Company's qualified benefit plans were made in fiscal 2007 through 2009. The Company's expects to make contributions of approximately $22.0 million to its qualified plan in fiscal 2010.

The Company also has a limited number of supplemental retirement plans to provide key employees with additional retirement benefits which were frozen on March 31, 2009 as discussed below. These plans are funded on a pay-as-you-go basis and the accrued pension obligation is largely included in other long-term obligations. The Company paid $7.5 and $7.2 million in 2009 and 2008 respectively for these plans.

In 2008, the Company implemented plans that reduced its workforce by a total of approximately 2,550 positions. Through December 28, 2008, the workforce reductions resulted in severance costs of $44.6 million (largely paid in 2008); pension curtailment losses in certain defined benefit plans of $2.4 million; and a gain in a postretirement plan of $2.2 million.

In March 2009, the Company implemented a plan that reduced its work force by approximately 1,650 positions. Through December 27, 2009, the workforce reductions resulted in severance costs of $30.5 million (largely paid in 2009). The Company also froze all pension plans as of March 31, 2009. Accordingly, the Company recorded a curtailment gain of $1.9 million in 2009 related to the plan freezes.

Pension expense, assets and obligations include the impact of adding plans and benefits for new employees added in the Knight Ridder acquisition. In addition, the (Minneapolis) *Star Tribune* related plans which were assumed by the buyer have been excluded from expenses in continuing operations and other disclosures below.

The elements of pension costs for continuing operations are as follows (in thousands):

| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
|---|---|---|---|
| Service Cost | $ 6,783 | $ 30,468 | $ 37,621 |
| Interest Cost | 95,136 | 100,056 | 93,976 |
| Expected return on plan assets | (99,326) | (114,243) | (108,500) |
| Prior service cost amortization | 34 | 277 | 6,907 |
| Actuarial (gain) loss | 16 | (2,603) | 209 |
| Curtailment (gain) loss | (1,900) | 2,363 | — |
| Net pension expense | $ 743 | $ 16,318 | $ 30,213 |

The Company also provides or subsidizes certain life insurance benefits for employees. The elements of post-retirement expenses for continuing operations are as follows (in thousands):

| | December 27, 2009 | December 28, 2008 | December 30, 2007 |
|---|---|---|---|
| Service cost | $ — | $ 49 | $ 853 |
| Interest cost | 2,162 | 2,414 | 3,100 |
| Actuarial (gain) | (198) | (587) | (35) |
| Prior service cost amortization | (1,048) | (1,171) | (156) |
| Curtailment gain | — | (2,299) | — |
| Net post-retirement benefit (credit) expense | $ 916 | $(1,594) | $3,762 |

The following tables provide reconciliations of the plans' benefit obligations, fair value of assets, funded status and amounts recognized in the Company's Consolidated Balance Sheet at December 27, 2009 and December 28, 2008 (in thousands):

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| **Change in Benefit Obligation** | | | | |
| Benefit obligation, beginning of year | $ 1,563,921 | $ 1,549,576 | $ 43,712 | $ 43,457 |
| Service cost | 6,783 | 30,468 | — | 49 |
| Interest cost | 95,136 | 100,056 | 2,162 | 2,414 |
| Plan participants' contributions | — | — | 1,413 | 1,493 |
| Actuarial (gain)/loss | 92,747 | (42,304) | (6,792) | (2,527) |
| Gross benefits paid | (81,802) | (75,150) | (5,458) | (6,593) |
| Administrative Expenses | (4,610) | (1,680) | — | — |
| Plan amendments | — | 859 | (401) | — |
| Curtailments | (82,680) | 2,096 | — | 5,419 |
| Benefit obligation, end of year | $ 1,589,495 | $ 1,563,921 | $ 34,636 | $ 43,712 |
| Accumulated benefit obligation, end of year | $ 1,589,495 | $ 1,495,712 | | N/A |
| **Change in Plan Assets** | | | | |
| Fair value of plan assets, beginning of year | $ 845,588 | $ 1,377,527 | $ — | $ — |
| Actual return on plan assets | 218,198 | (462,342) | — | — |
| Employer contribution | 7,494 | 7,233 | 4,045 | 5,100 |
| Plan participants' contributions | — | — | 1,413 | 1,493 |
| Gross benefits paid | (81,802) | (75,150) | (5,458) | (6,593) |
| Administrative expenses | (4,610) | (1,680) | — | |
| Fair value of plan assets, end of year | $ 984,868 | $ 845,588 | $ — | $ — |
| **Funded Status** | | | | |
| Fair value of plan assets | $ 984,868 | $ 845,588 | $ — | $ — |
| Benefit obligations | (1,589,495) | (1,563,921) | (34,636) | (43,712) |
| Funded status and amount recognized, end of year | $ (604,627) | $ (718,333) | $(34,636) | $(43,712) |
| **Amounts recognized in the statement of financial position consist of:** | | | | |
| Current liability | $ (7,400) | $ (7,043) | $ (5,161) | $ (7,282) |
| Noncurrent liability | (597,227) | (711,290) | (29,475) | (36,430) |
| | $ (604,627) | $ (718,333) | $(34,636) | $(43,712) |
| **Amounts recognized in accumulated other comprehensive income consist of:** | | | | |
| Net actuarial loss/(gain) | $ 430,852 | $ 536,547 | $ (6,977) | $ (107) |
| Prior service cost/(credit) | 70 | 1,330 | (10,778) | (11,425) |
| | $ 430,922 | $ 537,877 | $(17,755) | $(11,532) |

As of December 27, 2009 and December 28, 2008, the measurement dates for the plans, assets and related target allocations are as follows (dollars in thousands):

| | December 27, 2009 | December 28, 2008 | 2010 Target Allocation |
|---|---|---|---|
| Equity securities | $570,415 | $429,349 | 62% |
| Debt securities | 223,197 | 310,094 | 28% |
| Real estate securities | 48,787 | 40,319 | 5% |
| Commodities | 47,706 | 28,498 | 5% |
| Cash equivalents and other | 94,763 | 37,328 | — |
| Plan assets | $984,868 | $845,588 | 100% |

The Company's investment policies are designed to maximize plans' returns within reasonable and prudent levels of risk, with an investment horizon of greater than ten years so that interim investment returns and fluctuations are viewed with appropriate perspective. The policy also aims to maintain sufficient liquid returns to provide for the payment of retirement benefits and plan expenses, hence, small portions of the equity and debt investments are held in marketable mutual funds.

The Company's policy seeks to provide an appropriate level of diversification of assets, as reflected in its target allocations, as well as limits placed on concentrations of equities in specific sectors or industries. It uses a mix of active managers and passive index funds. The Company's expected return on long-term assets was determined by using projected returns for each asset class, factoring in both passive and active management of funds where appropriate, and developing a weighted average return based upon its target asset allocations as discussed above.

The Company's assumed long-term return on assets was developed based upon its portfolio of assets and expected returns for each asset class, taking into account projected inflation, interest rates and market returns; and further adjusted for active and passive investment styles as appropriate for each manager and asset class. The assumed return was also reviewed in light of historical and recent returns in total and by asset class.

Expected benefit payments to retirees under the Company's retirement and post-retirement plans, over the next ten years are summarized below (in thousands):

| | Retirement Plans (1) | Post-retirement Plans |
|---|---|---|
| 2010 | $ 75,749 | $ 5,161 |
| 2011 | 77,392 | 4,765 |
| 2012 | 80,332 | 4,353 |
| 2013 | 83,945 | 4,002 |
| 2014 | 87,856 | 3,575 |
| 2015-2019 | 503,193 | 11,447 |
| Total | $908,467 | $33,303 |

(1) Largely to be paid from the qualified defined benefit pension plan

The Company's discount rate was determined by matching a portfolio long-term, non-callable, high quality bonds to the plans' projected cash flows and through consultation with the Company's actuaries.

Weighted average assumptions used for valuing benefit obligations were:

| | 2009 | 2008 |
|---|---|---|
| Discount rate in determining pension benefit obligation | 6.05% | 6.52% |
| Discount rate in determining post-retirement obligations | 5.09% | 6.22% |
| Rates of salary increase | N/A | 3.2 to 5.0% |

Weighted average assumption used in calculating expense:

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Long-term return on assets | 8.25% | 8.50% | 8.50% |
| Discount rate in determining pension expense | 6.52% | 6.41% | 5.97% |
| Discount rate in determining post-retirement expense | 6.22% | 5.93% | 5.64% |

The plans were revalued as of June 30, 2008 and September 30, 2008 to account for plan curtailments using appropriate discount rates at the time which also impacted pension and post-retirement expenses in fiscal 2008; and at March 31, 2009 to reflect the plan freeze which impacted pension expenses in 2009.

The following table summarizes data for pension plans with accumulated benefit obligations in excess of plan assets (in thousands):

| | December 27, 2009 | December 28, 2008 |
|---|---|---|
| Projected benefit obligation | $1,589,495 | $1,563,921 |
| Accumulated benefit obligation | 1,589,495 | 1,495,712 |
| Fair value of plan assets | 984,868 | 845,588 |

The following table summarizes data for pension plans with projected benefit obligations in excess of plan assets (in thousands):

| | December 27, 2009 | December 28, 2008 |
|---|---|---|
| Projected benefit obligation | $1,589,495 | $1,563,921 |
| Fair value of plan assets | 984,868 | 845,588 |

For the post-retirement plans, the medical cost trend rates are expected to decline from 8.0% in 2009 to 5.0% by the year 2016. As of December 27, 2009, a 1.0% increase in the assumed health care cost trend rate would increase the benefit obligation by $1.4 million and a 1.0% decrease in the assumed health care cost trend rate would decrease the benefit obligation by $1.3 million. As of December 28, 2008, a 1.0% increase in the assumed health care cost trend rate would increase the benefit obligation by $1.7 million and a 1.0% decrease in the assumed health care cost trend rate would decrease the benefit obligation by $1.5 million.

The Company has deferred compensation plans (401(k) plans and other savings plans) which enable qualified employees to voluntarily defer compensation. On March 31, 2009, the Company temporarily suspended its matching contribution to the 401(k) plans. A new 401(k) plan was implemented on June 29, 2009 and replaced the Company's previous 401(k) plans. The new plan includes a Company match (once reinstated) and a supplemental contribution which will be tied to Company performance (as defined). The Company made $2.2 million in matching contributions to the plan in the 2009. The Company's customary matching contributions to the 401(k) plans were $11.0 million and $13.1 million in fiscal 2008 and 2007, respectively.

*Fair Value Measurement*

Fair value measurements accounting framework establishes a framework for measuring fair value of assets and liabilities. This framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1—Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2—Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Level 3—Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

The table below summarizes the Plan's financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels discussed above (in thousands):

| | 2009 | | | |
|---|---|---|---|---|
| | Plan Assets | | | |
| | Level 1 | Level 2 | Level 3 | Total |
| Cash and cash equivalents | $ 46,144 | $ — | $ — | $ 46,144 |
| Mutual funds | 66,793 | — | — | 66,793 |
| Corporate stock | 37,904 | — | — | 37,904 |
| Corporate debt instruments | — | 70,526 | — | 70,526 |
| U.S. Government securities | — | 148,199 | — | 148,199 |
| Common collective trusts | — | 538,334 | — | 538,334 |
| Mortgage and asset backed securities | — | 23,685 | — | 23,685 |
| Other | — | 31,070 | 41,658 | 72,728 |
| Total | $150,841 | $811,814 | $41,658 | 1,004,313 |
| Pending trades | | | | (19,445) |
| | | | | $ 984,868 |

The table below summarizes changes in the fair value of Plan's Level 3 investment assets held for the year ended December 27, 2009 (in thousands):

| | Commercial Bank Loans | Private Equity | Equity Investment Fund | Total |
|---|---|---|---|---|
| Beginning Balance, December 28, 2008 | $ 13,897 | $8,048 | $15,000 | $ 36,945 |
| Purchases, issuances, sales, settlement (net) | (13,835) | 101 | — | (13,734) |
| Unrealized gains (losses) | 1,476 | (245) | 17,216 | 18,447 |
| Ending Balance, December 27, 2009 | $ 1,538 | $7,904 | $32,216 | $ 41,658 |

*Cash and cash equivalents.* The carrying value of these items approximates fair value.

*Mutual funds.* These investments are publicly traded investments, which are valued using the Net Asset Value (NAV). The NAV of the mutual funds is a quoted price in an active market. The NAV is determined once a day after the closing of the exchange based upon the underlying assets in the fund, less the fund's liabilities, expressed on a per-share basis.

*Corporate stock.* The fair value of corporate stock is based on the exchange quoted market prices. When quoted prices are not available for identical stock, an industry standard valuation model is used which maximizes observable inputs.

*Corporate debt instruments.* The fair value of corporate debt instruments is based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar debt instruments, the fair value is based upon an industry valuation model, which maximizes observable inputs.

*U.S. Government Securities.* U.S. government securities primarily consist of investments in U.S. Treasury Bonds, Indexed Linked Bonds and Treasury Inflation Protected Securities. The fair value of U.S. government securities is based on quoted market prices when available or is based on yields currently available on comparable securities or on an industry valuation model, which maximizes observable inputs.

*Common collective trusts.* These investments are valued based on the NAV of the underlying investments and are provided by the fund issuers. NAV for these funds represent the quoted price in a non-market environment. There are no restrictions on participants' ability to withdraw funds from the common collective trusts.

*Mortgage and asset backed securities.* Mortgage and asset backed securities are valued using quotes from independent pricing vendors based on recent trading activity and other relevant information, including market interest rate curves, referenced credit spreads, and estimated prepayment rates, where applicable.

*Other.* Other includes:

*Private Equity Fund.* Private equity funds represent investments in limited partnerships, which invest in start-up or other private companies. Fair value is estimated based on valuations of comparable public companies, recent sales of comparable private and public companies, and discounted cash flow analysis of portfolio companies and is included as a Level 3 investment in the table above.

*Commercial Bank Loans.* Commercial bank loans represent investments in a fund which invests in commercial bank loans. These loans are not actively traded and are valued based upon an industry valuation model based on observable and unobservable inputs and is included as a Level 3 investment in the table above.

*Equity Investment Fund.* This asset represents the estimated amount to be received from a redemption request made from an equity investment fund in 2008. In early 2009, the Company became aware that there was a regulatory action and criminal charges for securities fraud filed against two principals that operated the investment strategy in which the fund was invested, and accordingly, timing and amount of the pension plan's redemption are uncertain. The fund assets are held by a court-appointed receiver. Criminal and civil claims are in process against the fund principals. At December 28, 2008 the Company recorded the value of the receivable at $15 million based upon the amount the pension plan expected to collect. During 2009, the Company became aware of facts leading it to believe the plan would ultimately collect at least $32.2 million of its investment, and accordingly valued its receivable in the plan at this amount. Any difference between the recorded amount and the actual redemption amounts will result in an adjustment to the Company's net pension liabilities and other comprehensive loss in its financial statements upon final resolution. This asset is included as a Level 3 investment in the table above.

*Real Estate Fund.* These investments primarily represent investments in the different real estate investment funds that in turn invests in the real estate around the world. The trust is a commingled investment fund and is classified as a level 2.

## NOTE 9. CASH FLOW INFORMATION

Cash paid during the fiscal 2009, 2008 and 2007 for interest and income taxes were (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Interest paid (net of amount capitalized) | $111,065 | $ 139,468 | $191,003 |
| Interest paid on tax settlements | 5,466 | — | 364 |
| Income taxes paid (net of refunds) | 77,481 | (168,054) | 34,478 |

During 2009, the Company exchanged senior notes due in July 2014 for outstanding notes due in 2011, 2014, 2017 and 2029. See Note 6 for an expanded discussion of this transaction. As a result, the Company issued notes and retired notes for amounts summarized below (in thousands):

| | 2009 |
|---|---|
| Issuance of senior notes and future interest in debt exchange | $ 43,503 |
| Carrying value of unsecured notes exchanged for senior notes in debt exchange | $(89,423) |

There were no non-cash financing activities during fiscal 2008 and 2007.

Net cash provided (used) by operating activities of discontinued operations are summarized below (in thousands):

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Loss from discontinued operations | $(6,174) | $ (6,758) | $(9,404) |
| Reconciliation to net cash provided (used) by discontinued operations: | | | |
| Refund/(payment) of income taxes related to sale of newspapers | (7,260) | 190,134 | — |
| Deferred taxes related to newspaper held for sale | — | — | 5,310 |
| Changes in assets and liabilities and other, net | 5,003 | 4,191 | 8,308 |
| Net cash provided (used) by operating activities of discontinued operations | $(8,431) | $187,567 | $ 4,214 |

Cash provided (used) by investing activities of discontinued operations are summarized below (in thousands):

| | 2007 |
|---|---|
| Proceeds from sale of newspaper | $522,922 |
| Purchases of property, plant and equipment | (4,837) |
| Net cash provided by investing activities of discontinued operations | $518,085 |

No cash was provided or used by investing activities of discontinued operations in fiscal 2009 or 2008.

## NOTE 10. COMMITMENTS AND CONTINGENCIES

The Company has purchase obligations primarily related to printing outsource agreements and capital expenditures for property, plant and equipment expiring at various dates through 2028, totaling $102.6 million.

*Lease commitments*

The Company and its subsidiaries rent certain facilities and equipment under operating leases expiring at various dates through July 2019. Total rental expense from continuing operations amounted to $15.2 million in fiscal 2009, $16.8 million in fiscal 2008 and $14.9 million in fiscal 2007. Most of the leases provide that the

Company pay taxes, maintenance, insurance and certain other operating expenses applicable to the leased premises in addition to the minimum monthly payments. Some of the operating leases have built in escalation clauses.

Minimum rental commitments under operating leases with non-cancelable terms in excess of one year are (in thousands):

| Year | Amount |
|---|---|
| 2010 | $13,796 |
| 2011 | 10,836 |
| 2012 | 8,979 |
| 2013 | 7,956 |
| 2014 | 6,142 |
| Thereafter | 16,006 |
| Total | $63,715 |

The Company has subleased office space to other companies under noncancellable agreements which expire at various dates through 2019. As of December 27, 2009, aggregate minimum sublease rental payments to be received through 2019 were $21.1 million. The Company's minimum lease payments presented above have not been reduced by minimum sublease rental payments to be received. Sublease income from operating leases totaled $2,487,009, $788,000 and $388,000 in fiscal 2009, 2008 and fiscal 2007, respectively.

*Self-Insurance*

The Company retains the risk for workers' compensation, resulting from uninsured deductibles per accident or occurrence which are subject to annual aggregate limits. Losses up to the deductible amounts are accrued based upon known claims incurred and an estimate of claims incurred but not reported. For the year ended December 27, 2009, the Company compiled its historical data pertaining to the self-insurance experiences and actuarially developed the ultimate loss associated with its self-insurance programs for workers' compensation liability. Management believes that the actuarial valuation provides the best estimate of the ultimate losses to be expected under these programs.

The undiscounted ultimate losses of all the Company's self-insurance reserves at December 27, 2009 and December 28, 2008, were $24.4 million and $25.9 million, respectively. Based on historical payment patterns, we expect payments of undiscounted ultimate losses to be made as follows (in thousands):

| Year | Amount |
|---|---|
| 2010 | $ 5,800 |
| 2011 | 3,919 |
| 2012 | 2,834 |
| 2013 | 2,146 |
| 2014 | 1,715 |
| Thereafter | 8,012 |
| Total | $24,426 |

The Company discounts the ultimate losses above to present value using an approximate risk-free rate over the average life of our insurance claims. For the years ended December 27, 2009 and December 28, 2008, the discount rate used was 3.67% and 4.0%, respectively. The present value of all self-insurance reserves for the employee group health claims and workers' compensation liability recorded at December 27, 2009 and December 28, 2008 was $21.0 million and $21.9 million, respectively.

The Company had letters of credit of $6.3 million outstanding at December 27, 2009 to collateralize its self-insurance obligations.

*Other contingent claims*

There are libel and other legal actions that have arisen in the ordinary course of business and are pending against the Company. From time to time the Company is involved as a party in various governmental proceedings, including environmental matters. Management believes, after reviewing such actions with counsel, that the outcome of pending actions will not have a material adverse effect on the Company's consolidated financial statements taken as a whole, although no assurances can be given. No material amounts for any losses from litigation which may ultimately occur have been recorded in the consolidated financial statements, as management believes that any such losses are not probable.

The Company has certain indemnifications related to disposed newspaper operations. In 2008 and 2009, the Company reserved amounts totaling $8.4 million and $10.7 million, respectively related to these indemnifications. Remaining indemnification obligations related to disposed newspapers are not material to the Company's financial position or results of operations.

In the third quarter of 2007, the Company entered into an agreement with the Pension Benefit Guaranty Corporation (PBGC) to guarantee certain potential pension plan termination liabilities associated with the plans maintained by certain divested newspapers. The agreement expired on September 1, 2009 date with no payments required from the Company.

## NOTE 11. COMMON STOCK AND STOCK PLANS

The Company's Class A and Class B Common Stock participate equally in dividends. Holders of Class B are entitled to one vote per share and to elect as a class 75% of the Board of Directors, rounded down to the nearest whole number. Holders of Class A Common Stock are entitled to one-tenth of a vote per share and to elect as a class 25% of the Board of Directors, rounded up to the nearest whole number. Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a share-for-share basis.

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the Company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more "Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is any current holder of shares of Class B Common Stock of the Company; any lineal descendant of Charles K. McClatchy (1858 to 1936); or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more lineal descendants of Charles K. McClatchy.

Generally, Class B shares can be converted into shares of Class A Common Stock and then transferred freely (unless, following conversion, the outstanding shares of Class B Common Stock would constitute less than 25% of the total number of all outstanding shares of common stock of the Company). In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, the Company has the option of purchasing the remaining shares. The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

At December 27, 2009, the Company has six stock-based compensation plans, which are described below.

The Company's Amended Employee Stock Purchase Plan (the Purchase Plan) reserved 4,625,000 shares of Class A Common Stock for issuance to employees. Eligible employees may purchase shares at 85% of "fair market value" (as defined) through payroll deductions. The Purchase Plan can be automatically terminated by the Company at any time. As of December 27, 2009, a total of 3,996,364 shares of Class A Common Stock have been issued under the Purchase Plan.

The Company has two stock option plans which reserve 4,062,500 Class A Common shares for issuance to key employees—the 1994 and 1997 plans (Employee Plans). Terms of each of the Employee Plans are substantially the same. Options are granted at the market price of the Class A Common Stock on the date of grant. The options vest in installments over four years, and once vested are exercisable up to 10 years from the date of grant. Although the plans permit the Company, at its sole discretion, to settle unexercised options by granting stock appreciation rights, the Company does not intend to avail itself of this alternative for option grants made under these plans. The 1994 plan (which has 1,241,450 outstanding grants at December 27, 2009) expired in January 2004 and has been replaced by the 2004 stock incentive plan (see the discussion below).

The Company's two amended and restated stock option plans for outside directors (the 1990 Stock Option Plan and the 2001 Director Plan, together the Directors' Plans) provide for the issuance of up to 687,500 shares of Class A Common Stock. Generally, under these plans each non-employee director was granted, at the conclusion of each regular annual meeting of stockholders, an option to purchase shares of Class A Common Stock at fair market value on the date of the grant. Terms of the Directors' Plans are similar to the terms of the Employee Plans. No options were granted in 2009, 2008 or 2007 under these plans. In 2007, each director was granted 1,200 shares of Class A Common Stock.

The Company has a stock incentive plan (the 2004 plan) which reserves 9,000,000 Class A Common shares for issuance to key employees and outside directors. Terms of the 2004 plan are similar to the Employee and Directors' Plans, except that the 2004 plan permits the following type of incentive awards in addition to stock options and stock appreciation rights: restricted stock, unrestricted stock, stock units and dividend equivalent rights. Beginning in fiscal 2005, the Company awarded stock-settled stock appreciation rights (SARs) in lieu of stock options. The SARs were granted at fair market value, have a ten-year term and vest in four equal annual installments beginning on March 1 following the year for which the award was made.

In 2009, the Company also granted 845,000 restricted stock units (RSU) at fair market value on the date of grant ($3.42 per share) to certain key employees from the 2004 plan. The RSUs vest on March 1, 2012. As of December 27, 2009, there were $2.8 million of unrecognized compensation costs for non-vested RSUs which are expected to be recognized over 2.18 years.

Outstanding options and SARs are summarized as follows:

| | Options/ SARs | Weighted Average Exercise Price | Aggregate Intrinsic Value (in thousands) |
|---|---|---|---|
| Outstanding December 31, 2006 | 4,064,075 | $52.78 | $4,857 |
| Granted | 1,468,000 | $13.86 | |
| Exercised | (69,625) | $26.55 | $ 752 |
| Forfeited | (124,000) | $61.12 | |
| Expired | (261,650) | $55.77 | |
| Outstanding December 30, 2007 | 5,076,800 | $41.53 | $ — |
| Granted | 1,787,000 | $ 1.88 | |
| Exercised | — | $ — | |
| Forfeited | (134,625) | $30.63 | |
| Expired | (171,825) | $40.76 | |
| Outstanding December 28, 2008 | 6,557,350 | $30.97 | $ — |
| Granted | 1,136,000 | $ 3.41 | |
| Exercised | — | $ — | |
| Forfeited | (312,000) | $11.95 | |
| Expired | (341,500) | $27.93 | |
| Outstanding December 27, 2009 | 7,039,850 | $26.79 | $3,086 |
| Vested and Expected to Vest December 27, 2009 | 6,669,693 | $27.97 | $2,805 |
| Options exercisable: | | | |
| December 30, 2007 | 2,100,175 | | $ — |
| December 28, 2008 | 2,561,725 | | $ — |
| December 27, 2009 | 2,987,725 | | $ 2 |

As of December 27, 2009, there were $5.0 million of unrecognized compensation costs related to options and SAR's granted under the Company's plans. The cost is expected to be recognized over a weighted average period of 2.02 years.

The following tables summarize information about stock options and SARs outstanding in the stock plans at December 27, 2009:

| Range of Exercise Prices | Options/ SARs Outstanding | Average Remaining Contractual Life | Weighted Average Exercise Price | Options/ SARs Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 1.50 – $ 3.42 | 2,733,000 | 9.38 | $ 2.41 | 1,000 | $ 1.70 |
| $ 9.07 – $45.98 | 2,594,100 | 5.87 | $28.39 | 1,367,850 | $35.02 |
| $47.22 – $73.36 | 1,712,750 | 4.01 | $63.28 | 1,618,875 | $63.59 |
| | 7,039,850 | 6.78 | $26.79 | 2,987,725 | $50.49 |

The weighted average remaining contractual life on options exercisable at December 27, 2009 was 4.0 years. The weighted average remaining contractual life of options vested and expected to vest at December 27, 2009 was 6.7 years. The fair value of the stock options and SARs granted was estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. The expected life of the options represents the period of time that options granted are expected to be outstanding using the historical exercise behavior of employees. The expected dividend yield is based on historical dividends declared per year, giving consideration for any anticipated change and the estimated stock price over the expected life of the options based on historical experience. Expected volatility was based on historical volatility for a period equal to the stock option's expected life for shares granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

| | 2009 | 2008 | 2007 |
|---|---|---|---|
| Expected life in years | 6.06 | 5.99 | 5.38 |
| Dividend yield | NIL | NIL | 3.46 |
| Volatility | 0.82 | 0.45 | 0.21 |
| Risk-free interest rate | 2.72% | 1.59% | 3.36% |
| Weight average exercise price of options/SARs granted | $3.41 | $1.88 | $13.86 |
| Weighted average fair value of options/SARS granted | $2.43 | $0.78 | $ 2.20 |

The Company also offers eligible employees the option to purchase Class A Common Stock under its ESPP. The expense associated with the plan is computed using a Black-Scholes option valuation model with similar assumptions to those described for stock options, except that volatility is computed using a one-year look back given the short-term nature of this option. Expense associated with the ESPP is included in the stock-related compensation discussed in Note 1.

In 2005 and 2006, the Company awarded restricted stock grants in the amount of 40,000 shares and 25,000 shares, respectively to the Chief Executive Officer. Based on the vesting criteria, 50% of the shares granted in 2005, or 20,000 shares, vested on January 25, 2009 and the remaining 20,000 shares were forfeited. For the 2006 grant, based on the vesting requirements, 6,250 shares vested on each of January 24, 2007 and January 24, 2008, and 3,125 shares vested on January 24, 2009. On January 24, 2010, 4,688 shares vested. No shares remain outstanding and unvested after January 24, 2010.

## NOTE 12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The Company's business is somewhat seasonal, with peak revenues and profits generally occurring in the second and fourth quarters of each year as a result of increased advertising activity during the holiday seasons. The first quarter is historically the slowest quarter for revenues and profits. The Company's quarterly results are summarized as follows (in thousands, except per share amounts):

| | 1st Quarter | 2nd Quarter | 3rd Quarter | 4th Quarter (1) |
|---|---|---|---|---|
| 2009 | | | | |
| Net revenues | $365,625 | $365,335 | $347,390 | $393,234 |
| Operating income (loss) | (10,862) | 44,788 | 60,367 | 104,219 |
| Income (loss) from continuing operations | (47,983) | 56,686 | 30,545 | 50,163 |
| Income (loss) from discontinued operations | 209 | 210 | (38) | (6,555) |
| Income (loss) from continuing operations per common share | (0.45) | 0.50 | 0.28 | 0.38 |
| Income (loss) from discontinued operations per common share | — | — | — | (.08) |
| 2008 | | | | |
| Net revenues | $488,283 | $489,683 | $451,620 | $470,870 |
| Operating income | 56,734 | 43,715 | 40,637 | 20,516 |
| Income (loss) from continuing operations | (993) | 20,051 | 4,167 | (20,418) |
| Income (loss) from discontinued operations | 144 | (386) | 67 | (6,758) |
| Income (loss) from continuing operations per common share | (0.01) | 0.24 | 0.05 | (0.25) |
| Income (loss) from discontinued operations per common share | — | — | — | (0.08) |

(1) Includes masthead impairment of $59.6 million in 2008. See Note 3.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

*Evaluation of disclosure controls and procedures.* Our management evaluated, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a—15(e) or 15d—15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report on Form 10-K. Based on this evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective at that time to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure and that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission Rules and Forms.

*Changes in internal control over financial reporting.* There was no change in our internal control over financial reporting that occurred during our last fiscal quarter of fiscal 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control system over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of the Company's financial statements presented in accordance with generally accepted accounting principles in the United States of America.

An internal control system over financial reporting has inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company assessed the effectiveness of the Company's internal control over financial reporting as of December 27, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on management's assessment and those criteria, management believes that the Company's internal control over financial reporting was effective as of December 27, 2009.

The McClatchy Company's independent registered public accounting firm has issued an attestation report on the Company's internal control over financial reporting. This report appears on page 39.

## ITEM 9B. OTHER INFORMATION

Not Applicable.

## PART III

### ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Biographical information for Class A Directors, Class B Directors and executive officers contained under the captions "Nominees for Class A Directors," "Nominees for Class B Directors" and "Other Executive Officers" under the heading "Election of Directors" in the definitive Proxy Statement for the Company's 2010 Annual Meeting of Shareholders (the Proxy Statement) is incorporated herein by reference.

In addition, the names of each member of, as well as other information about, the Company's standing Audit Committee contained under the caption "Audit Committee" under the heading "Corporate Governance and Board Matters" in the Proxy Statement is incorporated herein by reference.

**Audit Committee Financial Experts**—The Board of Directors of McClatchy has determined that S. Donley Ritchey, Chair of the Audit Committee, and Leroy Barnes Jr., Audit Committee member, are audit committee financial experts as defined by Item 407(d)(5) of Regulation S-K of the Securities and Exchange Act of 1934, as amended (the Exchange Act) and are independent as defined by the listing standards of the New York Stock Exchange.

**Codes of Conduct**—The Board of Directors of McClatchy has adopted a Code of Ethics for Senior Officers for the Company's senior financial and accounting officers and the CEO. In addition, the Board has adopted a Code of Business Conduct and Ethics for all officers, directors and employees. The Code of Business Conduct and Ethics and the Code of Ethics for Senior Officers are available on the Company's website at www.mcclatchy.com and are also available in print to any shareholder requesting copies by sending an email to our investor relations department at elintecum@mcclatchy.com. The Company will disclose on its website when there have been any waivers of, or amendments to, the Code of Ethics for Senior Officers.

**Corporate Government Guidelines**—The Board of Directors of McClatchy has adopted Corporate Governance Guidelines which are available on the Company's website at www.mcclatchy.com. The Guidelines are also available in print to any shareholder requesting a copy.

**Policy Regarding Director Recommendations by Security Holders**—Information contained under the caption "Consideration of Director Nominees" under the heading "Corporate Governance and Board Matters" in the Proxy Statement is incorporated herein by reference.

**Section 16(a) Beneficial Ownership Reporting Compliance**—Information contained under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

The information (including tables and footnotes) contained under the headings "Director Compensation" and "Executive Compensation," in the Proxy Statement is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information contained under the heading "Principal Shareholders" and under the sub-heading "Securities Authorized for Issuance Under Equity Compensation Plans" of the section entitled "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information contained under the headings "Certain Relationships and Related Transactions" and under subheading "Board Independence" of the section entitled "Corporate Governance and Board Matters" in the Proxy Statement is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accounting fees and services is set forth under the headings "Fees Billed to McClatchy by Deloitte & Touche LLP" and "Audit Committee Pre-Approval Policy" under the section entitled "Ratification of Deloitte & Touche LLP as McClatchy's Independent Registered Public Accounting Firm" in the Proxy Statement, which information is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)&(c) Financial Statements and Financial Statement Schedules filed as a part of this Report are listed in the Index to Financial Statements and Financial Statement Schedules on page 38 hereof.

(b) Exhibits filed as part of this Report are listed in the Exhibit Index beginning on page 77 hereof.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The McClatchy Company

By: /s/ GARY B. PRUITT

**Gary B. Pruitt, Chairman,**
**President and Chief Executive Officer**

Date March 2, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

**Principal Executive Officer:**

By: /s/ GARY B. PRUITT

**Gary B. Pruitt, Chairman of the Board,**
**President, Chief Executive Officer and Director**

Date: March 2, 2010

**Principal Financial Officer:**

By: /s/ PATRICK J. TALAMANTES

**Patrick J. Talamantes, Vice President,**
**Finance and Chief Financial Officer**

Date: March 2, 2010

**Principal Accounting Officer:**

By: /s/ HAI NGUYEN

**Hai Nguyen, Controller**

Date: March 2, 2010

**Directors:**

By: /s/ ELIZABETH BALLANTINE

**Elizabeth Ballantine, Director**

Date: March 2, 2010

By: /s/ LEROY BARNES, JR.

**Leroy Barnes, Jr., Director**

Date: March 2, 2010

**Directors (continued):**

By: /s/ MOLLY MALONEY EVANGELISTI
**Molly Maloney Evangelisti, Director**

Date: March 2, 2010

By: /s/ KATHLEEN FOLEY FELDSTEIN
**Kathleen Foley Feldstein, Director**

Date: March 2, 2010

By: /s/ R. LARRY JINKS
**R. Larry Jinks, Director**

Date: March 2, 2010

By: ______________________________
**Joan F. Lane, Director**

Date: March 2, 2010

By: /s/ BROWN MCCLATCHY MALONEY
**Brown McClatchy Maloney, Director**

Date: March 2, 2010

By: /s/ KEVIN S. MCCLATCHY
**Kevin S. McClatchy, Director**

Date: March 2, 2010

By: /s/ WILLIAM MCCLATCHY
**William McClatchy, Director**

Date: March 2, 2010

By: /s/ THEODORE R. MITCHELL
**Theodore R. Mitchell, Director**

Date: March 2, 2010

By: /s/ S. DONLEY RITCHEY
**S. Donley Ritchey, Director**

Date: March 2, 2010

By: /s/ FREDERICK R. RUIZ
**Frederick R. Ruiz, Director**

Date: March 2, 2010

## TABLE OF EXHIBITS

| Exhibit | Description |
|---|---|
| 2.1* | Agreement and Plan of Merger, dated March 12, 2006, between the Company and Knight-Ridder, Inc., included as Exhibit 2.1 in the Company's Current Report on Form 8-K filed March 12, 2006. |
| 3.1* | The Company's Restated Certificate of Incorporation dated June 26, 2006, included as Exhibit 3.1 in the Company's Quarterly Report on Form 10-Q for the quarter ended June 25, 2006. |
| 3.2* | The Company's Bylaws as amended and restated effective July 23, 2008, included as Exhibit 3.2 in the Company's Current Report on Form 8-K filed July 28, 2008. |
| 4.1* | Form of Physical Note for Commercial Paper Program included as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 27, 2004. |
| 10.1* | Stock Purchase Agreement by and between The McClatchy Company and Snowboard Acquisition Corporation, dated December 26, 2006, included as Exhibit 2.1 to the Company's Current Report on Form 8-K filed December 26, 2006. |
| 10.2* | Credit Agreement dated June 27, 2006 by and among the Company, lenders party thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender and Letter of Credit Issuer, JPMorgan Chase Bank as Syndication Agent and Banc of America Securities LLC and JPMorgan Securities Inc. as Joint Lead Arrangers and Joint Book Managers, included as Exhibit 10.2 in the Company's Quarterly Report on Form 10-Q filed for the quarter ending on June 25, 2006. |
| 10.3* | Amendment No. 1 to Credit Agreement dated March 28, 2007 by and between The McClatchy Company and Bank of America, N.A., as Administrative Agent, included as Exhibit 99.1 in the Company's Current Report on Form 8-K filed April 2, 2007. |
| 10.4* | Amendment No. 2 to Credit Agreement dated July 30, 2007 by and between The McClatchy Company and Bank of America, N.A., as Administrative Agent, included as Exhibit 10.1 in the Company's Current Report on Form 8-K filed July 31, 2007. |
| 10.5* | Amendment No. 3 to Credit Agreement dated March 28, 2008 by and between The McClatchy Company and Bank of America, N.A., as Administrative Agent, included as Exhibit 10.1 in the Company's Current Report on Form 8-K filed March 31, 2008. |
| 10.6* | Amendment No. 4 to Credit Agreement dated as of September 26, 2008 by and among The McClatchy Company, the lenders under its Credit Agreement dated June 27, 2006, and amended on March 28, 2007, July 19, 2007, and March 28, 2008 (the "Credit Agreement") by and among The McClatchy Company, Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, JPMorgan Chase Bank, N.A., as Syndication Agent, and other lenders thereto and Bank of America, N.A., as Administrative Agent, included as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on September 30, 2008. |
| 10.7* | Amendment No. 5 to Credit Agreement dated May 20, 2009 by and between The McClatchy Company and Bank of America, N.A., as Administrative Agent, included as Exhibit 10.1 in the Company's Current Report on Form 8-K filed May 21, 2009. |
| 10.8* | Amended and Restated Credit Agreement, dated as of February 11, 2010, among the Company, the lenders from time to time party thereto, Bank of America, N.A., Administrative Agent, Swing Line Lender and L/C Issuer included as Exhibit 10.1 in the Company's Form 8-K filed on February 17, 2010. |
| 10.9* | Amended and Restated Guaranty dated as of September 26, 2008 executed by certain subsidiaries of The McClatchy Company in favor of the lenders under the Credit Agreement, included as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on September 30, 2008. |

| Exhibit | Description |
|---|---|
| 10.10* | Security Agreement dated as of September 26, 2008 executed by The McClatchy Company and certain of its subsidiaries in favor of Bank of America, N.A., as Administrative Agent, included as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 30, 2008. |
| 10.11* | General Continuing Guaranty dated May 4, 2007 by each Material Subsidiary in favor of the Lenders party to the Credit Agreement dated June 27, 2006 by and between The McClatchy Company, the Lenders and Bank of America, N.A., as Administrative Agent, included as Exhibit 10.3 in the Company's Quarterly Report on Form 10-Q for the quarter ending on April 1, 2007. |
| 10.12* | Second Supplemental Indenture dated June 27, 2006, between the Company and Knight-Ridder, Inc. included as Exhibit 10.3 in the Company's Current Report on Form 10-Q filed for the quarter ending on June 25, 2006. |
| 10.13* | Fourth Supplemental Indenture dated June 27, 2006, between the Company and Knight-Ridder, Inc. included as Exhibit 10.4 in the Company's Quarterly Report on Form 10-Q filed for the quarter ending on June 25, 2006. |
| 10.14* | Contract for Purchase and Sale of Real Property by and between The Miami Herald Publishing Company and Richmond, Inc. and Knight Ridder, Inc. and Citisquare Group, LLC, dated March 3, 2005, included as Exhibit 10.23 in the Company's Quarterly Report on Form 10-Q filed for the quarter ending July 1, 2007. |
| 10.15* | Amendment to Contract for Purchase and Sale of Real Property by and between The Miami Herald Publishing Company and Richmond, Inc. and Knight Ridder, Inc. and Citisquare Group, LLC, dated March 3, 2005, included as Exhibit 10.24 in the Company's Quarterly Report on Form 10-Q filed for the quarter ending July 1, 2007. |
| 10.16* | Third Amendment to Contract for Purchase and Sale of Real Property dated as of December 30, 2008, by and between The McClatchy Company, a Delaware corporation, Richwood, Inc., a Florida corporation, and Citisquare Group, LLC, a Florida limited liability company included as Exhibit 10.1 in the Company's Current Report on Form 8-K filed on January 5, 2009. |
| 10.17* | Fourth Amendment to Contract for Purchase and Sale of Real Property dated as of December 31, 2009, by and between The McClatchy Company, a Delaware corporation, Richwood, Inc., a Florida corporation, and Citisquare Group, LLC, a Florida limited liability company included as Exhibit 10.1 in the Company's Form 8-K filed on January 6, 2010. |
| 10.18* | Purchase Agreement, dated February 4, 2010, by and among the Company, certain of the Company's subsidiaries and J.P. Morgan Securities Inc. as Representative of the several Initial Purchasers included as Exhibit 10.1 in the Company's Form 8-K filed on February 9, 2010. |
| 10.19* | Indenture, dated February 11, 2010, among The McClatchy Company, the subsidiary guarantors party thereto and The Bank of New York Mellon Trust Company, N.A. relating to the 11.50% Senior Secured Notes due 2017 included as Exhibit 4.1 in the Company's Form 8-K filed on February 17, 2010. |
| 10.20* | Registration Rights Agreement, dated February 11, 2010, between The McClatchy Company and J.P. Morgan Securities Inc., relating to the 11.50% Senior Secured Notes due 2017 included as Exhibit 4.2 in the Company's Form 8-K filed on February 17, 2010. |
| **10.21* | The McClatchy Company Management by Objective Plan Description included as Exhibit 10.4 in the Company's Report filed on Form 10-K for the Year ending December 30, 2000. |
| **10.22* | The Company's Amended and Restated CEO Bonus Plan, included as Exhibit 10.27 in the Company's Quarterly Report on Form 10-Q for the quarter ending June 29, 2008. |

| Exhibit | Description |
| --- | --- |
| **10.23* | 2010 Senior Executive Retention Bonus Plan included as Exhibit 10.1 to the Company's Form 8-K filed on January 29, 2010. |
| **10.24* | The Company's Amended and Restated Long-Term Incentive Plan included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed May 23, 2005. |
| **10.25* | Amendment No. 1 to the Company's Amended and Restated Long-Term Incentive Plan, included as Exhibit 10.26 in the Company's Quarterly Report on Form 10-Q for the quarter ending June 29, 2008. |
| **10.26* | Amended and Restated Supplemental Executive Retirement Plan included as Exhibit 10.4 to the Company's 2002 Report on Form 10-K. |
| **10.27* | Amendment Number 1 to The McClatchy Company Supplemental Executive Retirement Plan included as Exhibit 10.1 on the Company's Current Report on Form 8-K filed on February 10, 2009. |
| **10.28* | The McClatchy Company Benefit Restoration Plan included as Exhibit 10.3 on the Company's Current Report on Form 8-K filed on February 10, 2009. |
| **10.29* | The McClatchy Company Bonus Recognition Plan included as Exhibit 10.4 on the Company's Current Report on Form 8-K filed on February 10, 2009. |
| **10.30* | Amended and Restated 1994 Stock Option Plan included as Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q filed for the Quarter Ending on July 1, 2001. |
| **10.31* | The Company's 2004 Stock Incentive Plan, as amended and restated included as Exhibit 10.25 in the Company's Quarterly Report on Form 10-Q filed for the quarter ending June 29, 2008. |
| **10.32* | Form of Chief Executive Stock Appreciation Rights Agreement related to the Company's 2004 Stock Incentive Plan included as Exhibit 10.25 in the Company's 2007 Report on Form 10-K. |
| **10.33* | Form of 2004 Stock Incentive Plan Nonqualified Stock Option Agreement included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed December 16, 2004. |
| **10.34* | Form of Restricted Stock Agreement related to the Company's 2004 Stock Incentive Plan, included as Exhibit 99.1 to the Company's Current Report on Form 8-K dated January 28, 2005. |
| **10.35* | Form of Restricted Stock Unit Agreement related to the Company's 2004 Stock Incentive Plan, included as Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 18, 2009. |
| **10.36* | Amended and Restated Employment Agreement between the Company and Gary B. Pruitt dated October 22, 2003, included as Exhibit 10.10 to the Company's 2003 Form 10-K. |
| **10.37* | Second Amendment to Amended and Restated Employee Agreement for Mr. Pruitt included as Exhibit 10.2 on the Company's Current Report on Form 8-K filed on February 10, 2009. |
| **10.38* | Form of Indemnification Agreement between the Company and each of its officers and directors, included as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on May 23, 2005. |
| **10.39* | Amended and Restated 1997 Stock Option Plan included as Exhibit 10.7 to the Company's 2002 Report on Form 10-K. |
| **10.40* | Amendment 1 to The McClatchy Company 1997 Stock Option Plan dated January 23, 2007 included as Exhibit 10.16 to the Company's 2006 Report on Form 10-K. |
| **10.41* | The Company's Amended and Restated 1990 Directors' Stock Option Plan dated February 1, 1998 included as Exhibit 10.12 to the Company's 1997 Report on Form 10-K. |

| Exhibit | Description |
| --- | --- |
| **10.42* | The Company's Amended and Restated 2001 Director Stock Option Plan, included as Exhibit 10.13 to the Company's 2005 Report on Form 10-K. |
| **10.43* | Amendment 1 to The McClatchy Company 2001 Director Option Plan dated January 23, 2007 included as Exhibit 10.18 to the Company's 2006 Report on Form 10-K. |
| **10.44* | The Company's Amended and Restated Employee Stock Purchase Plan, included as Exhibit 10.28 in the Company's Quarterly Report on Form 10-Q for the quarter ending June 29, 2008. |
| **10.45* | Separation and Release Agreement between the Company and Lynn Dickerson dated July 16, 2009, included as exhibit 10.21 to the Company's Quarterly Report on Form 10-Q filed for the Quarter Ending on June 28, 2009. |
| 12 | Computation of Earnings to Fixed Charges. |
| 21 | Subsidiaries of the Company. |
| 23 | Consent of Deloitte & Touche LLP |
| 31.1 | Certification of the Chief Executive Officer of The McClatchy Company pursuant to Rule 13a-14(a) under the Exchange Act. |
| 31.2 | Certification of the Chief Financial Officer of The McClatchy Company pursuant to Rule 13a-14(a) under the Exchange Act. |
| 32.1 | Certification of the Chief Executive Officer of The McClatchy Company pursuant to 18 U.S.C. Section 1350. |
| 32.2 | Certification of the Chief Financial Officer of The McClatchy Company pursuant to 18 U.S.C. Section 1350. |

* Incorporated by reference

** Compensation plans or arrangements for the Company's executive officers and directors

**EXHIBIT 31.1**

## CERTIFICATION

I, Gary B. Pruitt certify that:

1. I have reviewed this annual report on Form 10-K of The McClatchy Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2010

By: /s/ GARY B. PRUITT

**Gary B. Pruitt**
**Chief Executive Officer**

**EXHIBIT 31.2**

## CERTIFICATION

I, Patrick J. Talamantes, certify that:

1. I have reviewed this annual report on Form 10-K of The McClatchy Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2010

By: /s/ PATRICK J. TALAMANTES

**Patrick J. Talamantes**
**Chief Financial Officer**

**EXHIBIT 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of The McClatchy Company (the "Company") on Form 10-K for the fiscal year ended December 27, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary B. Pruitt, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2010

By: /s/ GARY B. PRUITT

**Gary B. Pruitt**
**Chief Executive Officer**

**EXHIBIT 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the quarterly report of The McClatchy Company (the "Company") on Form 10-K for the fiscal year ended December 27, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick J. Talamantes, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 2, 2010

By: /s/ PATRICK J. TALAMANTES

**Patrick J. Talamantes**
**Chief Financial Officer**

## General Office

The McClatchy Company
2100 Q Street
Sacramento, CA 95816
(916) 321-1846

## Transfer Agent and Registrar

Wells Fargo Shareowner Services
PO Box 64874
St. Paul, MN 55164-0874
www.shareowneronline.com
(800) 718-2377

## Independent Auditor

Deloitte & Touche LLP
2868 Prospect Drive
Sacramento, CA 95670

## Form 10-K

Upon request, the company will provide, without charge, a copy of its report on Form 10-K filed with the Securities and Exchange Commission. Requests should be made in writing to:

The McClatchy Company
Attention: Treasurer
P. O. Box 15779
Sacramento, CA 95852

## Annual Meeting

The annual meeting of stockholders will be held on Wednesday, May 19, 2010 at 9 a.m. Pacific Time in the Capitol View Room on the 15th floor at the Hyatt Regency Sacramento, 1209 L Street, Sacramento, CA 95814.

## Certifications of Officers

The company submitted its Annual CEO Certification for 2009 to the New York Stock Exchange on June 19, 2009. The company has filed with the Securities and Exchange Commission as Exhibits 31.3 and 31.2 to its Annual Report on Form 10-K for the fiscal year ended December 27, 2009, the Certifications of its Chief Executive Officer and Chief Financial Officer required in connection with that report by rules 13a-14(a) and 15-d-14(a) under the Securities Exchange Act.

## Directors and Officers

### Directors

Elizabeth A. Ballantine
President, EBA Associates

Leroy T. Barnes, Jr.
Former Vice President and Treasurer, PG&E Corporation

Molly Maloney Evangelisti
Former Special Projects Coordinator, *The Sacramento Bee*

Dr. Kathleen Foley Feldstein
President, Economics Studies, Inc.

Larry Jinks
Former Newspaper Executive, Knight-Ridder, Inc.

Joan F. Lane
Special Assistant to the Board of Trustees, Stanford University

Brown McClatchy Maloney
Owner and Publisher, Olympic View Publishing and Owner, Radio Pacific

Kevin S. McClatchy
Former Managing General Partner and Chief Executive Officer, Pittsburgh Pirates

William B. McClatchy
Entrepreneur, Journalist and Co-founder of Index Investing, LLC

Theodore R. Mitchell
President and Chief Executive Officer, New Schools Venture Fund

Gary B. Pruitt
Chairman, President and Chief Executive Officer, The McClatchy Company

S. Donley Ritchey, Jr.
Former Chairman and Chief Executive Officer, Lucky Stores, Inc.

Frederick R. Ruiz
Chairman Emeritus and Co-founder, Ruiz Foods, Inc.

### Officers

Gary B. Pruitt
Chairman, President and Chief Executive Officer

Heather Fagundes
Vice President, Human Resources

Christian A. Hendricks
Vice President, Interactive Media

Karole Morgan-Prager
Vice President, General Counsel and Corporate Secretary

Patrick J. Talamantes
Vice President, Finance and Chief Financial Officer

Robert J. Weil
Vice President, Operations

Frank R. J. Whittaker
Vice President Operations

R. Elaine Lintecum
Treasurer

Hai V. Nguyen
Controller

Design: Martin Design Associates Printing: Fong & Fong Printers and Lithographers ♲ All papers used in this annual report are recycled.



THE McCLATCHY COMPANY
Since 1857

2100 Q Street • Sacramento, CA 95816 • (916) 321-1846
www.mcclatchy.com

**THE McCLATCHY COMPANY**
**2100 Q Street**
**Sacramento, California 95816**

April 1, 2010

To our Shareholders:

I am pleased to invite you to attend the annual meeting of shareholders of The McClatchy Company on Wednesday, May 19, 2010, at 9:00 a.m., local time, in the Capitol View Room on the 15th floor of the Hyatt Regency Hotel, 1209 L Street, Sacramento, California 95814.

At this year's meeting, you are being asked to: (i) elect directors for the coming year and (ii) ratify the appointment of Deloitte & Touche LLP as McClatchy's independent auditors. The notice of meeting and proxy statement that follow this letter describe these items in detail. Please take the time to read these materials carefully.

Your Board of Directors unanimously believes that the two (2) items proposed by the Board are in the best interests of McClatchy and its shareholders and recommends that you vote in favor of the proposals.

In addition to these items of business, at the meeting I will report to you on McClatchy's financial position and results of operations and respond to comments and answer questions of general interest to shareholders.

Whether or not you plan to attend the meeting, it is important that your shares be represented. Even if you plan to attend the meeting in person, please complete, sign, date and return the enclosed proxy card or submit your proxy by telephone or over the Internet to ensure that your shares will be represented at the meeting. If you vote by proxy and then attend the meeting and vote in person, your vote in person at the meeting will revoke votes by proxy previously submitted, and only your ballot will be counted for purposes of determining shareholder approval. If you are the beneficial owner of shares held through a broker or other nominee, you may vote in accordance with the instructions provided by your broker or nominee.

Thank you.

Sincerely,



Gary Pruitt
Chairman, President and Chief Executive Officer

**THE McCLATCHY COMPANY**
**2100 Q Street**
**Sacramento, California 95816**

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF THE McCLATCHY COMPANY TO BE HELD MAY 19, 2010

To our Shareholders:

The annual meeting of shareholders of The McClatchy Company will be held on Wednesday, May 19, 2010, at 9:00 a.m., local time, in the Capitol View Room on the 15th floor of the Hyatt Regency Hotel, 1209 L Street, Sacramento, California 95814, for the following purposes:

1. To elect directors to serve until the next annual meeting and until their successors are elected or appointed and qualified or until their earlier resignation or removal;
2. To ratify the appointment of Deloitte & Touche LLP as McClatchy's independent registered public accounting firm for the 2010 fiscal year; and
3. To transact such other business as may properly come before the meeting.

The Board of Directors has chosen the close of business on **March 23, 2010**, as the record date to identify those shareholders entitled to notice of and to vote at the annual meeting. This notice, the attached proxy statement and the enclosed proxy card for the meeting are first being mailed to shareholders on or about April 1, 2010.

By Order of the Board of Directors



Karole Morgan-Prager, *Corporate Secretary*

April 1, 2010

**YOUR VOTE IS IMPORTANT!**

**WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED REPLY ENVELOPE OR SUBMIT YOUR PROXY BY TELEPHONE OR OVER THE INTERNET AS DIRECTED ON YOUR PROXY. THE SUBMISSION OF YOUR PROXY WILL NOT LIMIT YOUR RIGHT TO ATTEND OR VOTE AT THE MEETING.**


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, D.C.
205
SECTION

**THE McCLATCHY COMPANY**
**2100 Q Street**
**Sacramento, California 95816**

---

# PROXY STATEMENT

---

## GENERAL INFORMATION

The enclosed proxy is solicited on behalf of the Board of Directors of The McClatchy Company, a Delaware corporation, with its principal executive offices at 2100 Q Street, Sacramento, California 95816. This proxy is for use at McClatchy's 2010 Annual Meeting of Shareholders to be held on Wednesday, May 19, 2010, at 9:00 a.m. local time, in the Capitol View Room on the 15th floor of the Hyatt Regency Hotel, 1209 L Street, Sacramento, California 95814.

This proxy statement contains important information regarding McClatchy's 2010 Annual Meeting of Shareholders, the proposals on which you are being asked to vote, information you may find useful in determining how to vote and voting procedures.

As of the close of business on March 23, 2010, the record date, there were outstanding 59,792,079 shares of McClatchy's Class A Common Stock and 24,800,962 shares of McClatchy's Class B Common Stock. The Board of Directors is first sending this proxy statement and form of proxy to shareholders on or about April 1, 2010.

### Classes of Stock and Voting Rights

In accordance with McClatchy's Amended and Restated Certificate of Incorporation, the company is authorized to issue shares of two classes of Common Stock: Class A Common Stock, par value $0.01 per share, and Class B Common Stock, par value $0.01 per share. Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the Board of Directors and to remove any director elected by the Class A shareholders. On all matters other than the election and removal of directors, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote.

Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders and to remove any director elected by the Class B shareholders. On all matters each share of Class B Common Stock entitles the holder to one vote.

### Form of Ownership

For each share that you own, regardless of the class from which it issues, your name or the name of someone appointed by you (for example, a broker or other nominee) appears in the company's records as the owner of that share. If your name appears in the company's records, you are considered the record owner of that share. If the name of someone appointed by you appears in the company's records, you are considered the beneficial owner of that share. Because ownership status is determined by reference to a particular share, a shareholder who owns more than one share may be both a shareholder of record and a beneficial owner.

### Methods of Voting

You may vote in person at the meeting or by proxy through the mail, by telephone or over the Internet.

### *Voting in Person at the Meeting*

If you were the record owner of at least one share of McClatchy's Class A or B Common Stock as of the close of business on March 23, 2010, the record date, or if you hold a valid proxy from the record owner of at least one share of McClatchy's Class A or B Common Stock as of the close of business on the record date, you are entitled to attend the meeting and vote in person. Shareholders who attend the meeting and wish to vote in person will be provided with a ballot at the meeting.

If you plan to attend the meeting and vote in person, please be prepared to present photo identification for admittance. If you are the record owner of your shares, prior to granting you admission to the meeting, the company will verify your name against a list of record owners as of the close of business on the record date. If you are the beneficial owner of shares held through a broker or other nominee and wish to attend the meeting and vote in person, you will need to obtain a properly executed, valid proxy from your broker or nominee (the record owner), authorizing you to vote such shares. Please be prepared to present such a proxy for admittance. Similarly, if you are a proxy holder, please be prepared to present the properly executed, valid proxy that you hold.

Even if you plan to attend the meeting, the Board of Directors encourages you to complete, sign, date and submit a proxy card. You may revoke your proxy at any time prior to the close of voting at the meeting (see the section entitled "Revoking Your Proxy" below). If you attend the meeting and vote in person, your completed ballot will revoke any proxies previously submitted.

### *Voting by Proxy*

If you do not plan or are unable to attend the meeting and vote in person, you may still vote by authorizing another to vote on your behalf in accordance with your directions. If you are a record owner, you may vote by proxy in any or all of the methods described below. The proxy last executed by you and submitted prior to the close of voting at the meeting will revoke all previously submitted proxies.

**If you authorize the McClatchy proxy holders to vote on your behalf, your shares will be voted in accordance with your directions. If you do not provide voting directions, your shares will be voted FOR each of the Class A nominees for director proposed by the Board of Directors if you hold Class A shares; FOR each of the Class B nominees for director proposed by the Board of Directors if you hold Class B shares; and FOR ratification of the appointment of Deloitte & Touche LLP as McClatchy's independent registered public accounting firm. Whether or not you provide voting directions, your proxy, when properly executed, will be voted in the discretion of the proxy holders upon such other matters as may properly come before the meeting and postponement or adjournment thereof.**

If you are the beneficial owner of shares held through a broker or other nominee, your broker or nominee should provide you with information regarding the methods by which you can direct your broker or nominee to vote your shares. Your broker or nominee might send you, for example, a voting instruction card, similar to the company's proxy card, to be completed, signed, dated and returned to your broker or nominee by a date in advance of the meeting, and/or information on how to communicate your voting instructions to your broker or nominee by telephone or over the Internet.

*Voting by Mail.* By completing, signing, dating and returning the proxy card in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted if you are unable to attend the meeting. If you received more than one proxy card, it is a likely indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

*Voting by Telephone.* To vote by telephone, please follow the instructions included on your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

*Voting on the Internet.* To vote on the Internet, please follow the instructions included on your proxy card. If you vote on the Internet, you do not need to complete and mail your proxy card.

### Revoking Your Proxy

You may revoke your proxy at any time prior to the close of voting at the meeting by doing any one of the following:

- complete, sign, date and submit another proxy (a properly executed, valid proxy will revoke any previously submitted proxies);
- provide written notice of the revocation to McClatchy's Corporate Secretary; or
- attend the meeting and vote in person.

### Quorum Requirement

A quorum, which under McClatchy's bylaws is the number of shares sufficient to constitute a majority of the outstanding voting power of McClatchy common stock as of the record date, must be present in order to hold the meeting and to conduct business. In addition, with respect to the election of directors, at least one-third of the shares of each class of common stock (Class A and Class B) must be present to establish a quorum under the Delaware General Corporation Law. Shares are counted as being present at the meeting if you appear in person at the meeting or if you vote your shares by proxy, either through the mail, by telephone or over the Internet. If any broker non-votes (as described below) are present at the meeting, they will be counted as present for the purpose of determining a quorum.

### Broker Non-Votes

If you are the beneficial owner of shares held through a broker, bank or other nominee, and your broker, bank or other nominee transmits proxy materials to you, but you do not return voting instructions, applicable regulations of the NYSE permit your broker, bank or other nominee to vote your shares on certain routine matters without your instruction. Such regulations also list various non-routine matters as to which your broker, bank or other nominee may not vote your shares without your instruction. A vote that your broker, bank or other nominee does not have authority to cast pursuant to applicable regulations is known as a "broker non-vote." To the extent that broker non-votes are applicable with respect to matters at the annual meeting, they will be treated as shares present for purposes of determining a quorum, but will not be treated as shares present and entitled to vote.

### Effect of Not Casting Your Vote

If you hold your shares through a broker, bank or other nominee it is critical that you cast your vote if you want it to count in the election of directors (Item 1 of this Proxy Statement). In the past, if you held your shares through a broker, bank or other nominee and you did not indicate how you wanted your shares voted in the election of directors, your broker, bank or other nominee was allowed to vote those shares on your behalf in the election of directors as they felt appropriate.

Recent changes in regulation were made to take away the ability of your broker, bank or other nominee to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you do not instruct your broker, bank or other nominee how to vote in the election of directors, no votes will be cast on your behalf. Your broker, bank or other nominee will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the company's independent registered public accounting firm (Item 2 of this Proxy Statement). If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

### Votes Required for the Proposals

Only Class A shareholders are entitled to vote on the nominees for Class A director. If you are a Class A shareholder, with respect to each nominee for Class A director, you may vote for the nominee or you may withhold your vote. If you withhold your vote with respect to any or all nominees for Class A director, your vote will be counted as present for purposes of determining a quorum but will not be counted as a vote in favor of the proposal. The three nominees for Class A director receiving the highest number of votes from Class A shareholders, in person or by proxy, will be elected as the Class A directors.

Only Class B shareholders are entitled to vote on the nominees for Class B director. If you are a Class B shareholder, with respect to each nominee for Class B director, you may vote for the nominee or you may withhold your vote. If you withhold your vote with respect to any or all nominees for Class B director, your vote will be counted as present for purposes of determining a quorum but will not be counted as a vote in favor of the proposal. The nine nominees for Class B director receiving the highest number of votes from Class B shareholders, in person or by proxy, will be elected as the Class B directors.

In accordance with McClatchy's Amended and Restated Certificate of Incorporation, each share of Class A Common Stock entitles the holder to one-tenth (1/10) of a vote, and each share of Class B Common Stock entitles the holder to one vote, on all matters other than the election of directors presented at the meeting. If you abstain from voting with respect to a particular proposal, your vote will be counted as present for purposes of determining a quorum and present at the meeting and entitled to vote on the subject matter. Under the Delaware General Corporation Law and applicable New York Stock Exchange ("NYSE") rules, shareholder approval requires the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Therefore, with respect to proposals other than the election of directors, under the Delaware General Corporation Law and applicable NYSE rules, an abstention has the same effect as a vote against the proposal. With respect to the election of directors, abstentions will have no effect on the outcome of the proposal since director nominees are elected by a plurality of the votes cast by the applicable class of McClatchy common shareholders.

**Voting Confidentiality**

Proxies, ballots and voting tabulations are handled on a confidential basis to protect your voting privacy. Information will not be disclosed except as required by law.

**Voting Results**

Final voting results will be announced at the meeting and will be filed with the Securities and Exchange Commission (the "SEC") in a Current Report on Form 8-K within four business days of the annual meeting. After the report is filed, you may obtain a copy by:

- visiting our website at www.mcclatchy.com;
- contacting our Investor Relations department at 1-916-321-1846; or
- viewing our Current Report on Form 8-K on the SEC's website at www.sec.gov.

**Proxy Solicitation Costs**

McClatchy will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of the proxy materials. McClatchy will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation material to McClatchy shareholders. Employees of McClatchy and its subsidiaries may also solicit proxies personally and by telephone. The expense for this would be nominal.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2010. This proxy statement, our 2009 annual report to our shareholders and our annual report on Form 10-K for the year ended December 27, 2009 are available at http://www.RRDEZProxy.com/2010/TheMcClatchyCompany.**

# PROPOSALS

## Item 1. Election of Directors

***Overview***

In accordance with McClatchy's Amended and Restated Certificate of Incorporation, Class A shareholders have the right, voting as a separate class, to elect that number of directors constituting 25% (or the nearest larger whole number) of the total number of members of the Board of Directors. Class B shareholders have the right, voting as a separate class, to elect that number of directors not elected by the Class A shareholders. Only Class A shareholders are entitled to vote on the nominees for Class A director, and only Class B shareholders are entitled to vote on the nominees for Class B director.

Each nominee is presently a director of McClatchy. Joan F. Lane, currently a Class B director, is not standing for re-election to the Board, and, as a result, Frederick R. Ruiz, currently a Class A director, will be nominated to serve as a Class B director at the Annual Meeting. The directors elected will serve until the next annual meeting and until their successors are elected or appointed and qualified or until their earlier resignation or removal. If any director nominee is unable or declines to serve as a director at the time of the meeting, the Board may, by resolution, provide for a lesser number of directors or designate a substitute director to fill the vacancy.

A brief biography for each nominee for director, grouped by class, appears below. In addition, certain individual qualifications and skills of our directors that contribute to the Board's effectiveness as a whole are described below. Following the biographies of director nominees, the section entitled "Other Executive Officers" contains a brief biography for each of McClatchy's non-director executive officers. Although the biographies of McClatchy's non-director executive officers are presented under the section entitled "Proposals," no action with respect to McClatchy's non-director executive officers is sought from, or is to be taken by, the shareholders. The biographies of McClatchy's non-director executive officers are presented under this section merely for convenient reference.

***Voting Matters***

Only Class A shareholders are entitled to vote on the nominees for Class A director. If you are a Class A shareholder, with respect to each nominee for Class A director, you may vote for the nominee or you may withhold your vote. If you withhold your vote with respect to any or all nominees for Class A director, your vote will be counted as present for purposes of determining a quorum but will not be counted as a vote in favor of the proposal. The three nominees for Class A director receiving the highest number of votes from Class A shareholders, in person or by proxy, will be elected as the Class A directors.

Only Class B shareholders are entitled to vote on the nominees for Class B director. If you are a Class B shareholder, with respect to each nominee for Class B director, you may vote for the nominee or you may withhold your vote. If you withhold your vote with respect to any or all nominees for Class B director, your vote will be counted as present for purposes of determining a quorum but will not be counted as a vote in favor of the proposal. The nine nominees for Class B director receiving the highest number of votes from Class B shareholders, in person or by proxy, will be elected as the Class B directors.

Abstentions and broker non-votes will have no effect on the outcome of Proposal 1, since the director nominees are elected by a plurality of the votes cast by the applicable classes of McClatchy common shareholders.

If you authorize the McClatchy proxy holders to vote on your behalf, your shares will be voted in accordance with your directions. If you do not provide voting directions and you are a shareholder of record, your shares will be voted, as applicable based on the class or classes of shares you hold, FOR each of the Class A nominees for director proposed by the Board of Directors and/or FOR each of the Class B nominees for director proposed by the Board of Directors. Whether or not you provide voting directions, your proxy, when properly executed, will be voted in the discretion of the proxy holders upon such other matters as may properly come before the meeting and postponement or adjournment thereof.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES.**

***Nominees for Class A Director***

*Elizabeth Ballantine*, 61, has been a director of McClatchy since March 1998. Prior to joining the Board of Directors, Ms. Ballantine was a director of Cowles Media Company, a position she had held since 1993. Since 1999, Ms. Ballantine has been president of EBA Associates, a consulting firm. From 1993 to 1999 she was an attorney in the Washington, D.C. law firm of Dickstein, Shapiro, Morin and Oshinsky LLP. From 1990 until 1993, she worked as a private consultant advising clients on international business investments. Ms. Ballantine is a trustee of Grinnell College in Iowa and was chair of the Governing Board of the National Cathedral School in Washington, D.C. Since December 2004, Ms. Ballantine has been a director of the mutual funds of the Principal Financial Group of Des Moines, Iowa. She also serves on the board of directors of the Durango Herald, Inc. of Durango, Colorado. Ms. Ballantine has significant experience and knowledge of media and publishing stemming from her service on the board of directors of Cowles Media Company, as well as her involvement with her family-owned newspaper in Durango, Colorado.

*Kathleen Foley Feldstein*, 68, has been a director of McClatchy since 2006, joining the Board of Directors upon the close of McClatchy's acquisition of Knight-Ridder, Inc. on June 27, 2006. Ms. Feldstein served on the Knight-Ridder board of directors from 1998 to the date of the acquisition. Since 1987, she has been president of Economics Studies, Inc., a private consulting firm in Massachusetts. She serves on the board of directors of BlackRock Closed End Funds and was chairman of the board of directors of McLean Hospital in Belmont, Mass. from 2000 to 2008. She served as a director of BellSouth Corp. from 1998 to 2006. She is a director of Catholic Charities of Boston, a not for profit company. Ms. Feldstein earned a PhD in Economics from the Massachusetts Institute of Technology. With her previous experience as a director of Knight-Ridder, extensive background as an economist, and service on the boards of other public and not for profit companies, Ms. Feldstein brings to our board expertise in corporate strategy development as well as financial and business acumen.

*S. Donley Ritchey*, 76, has been a director of McClatchy since July 1985. He retired from Lucky Stores, a diversified retail company, in 1986, where he was chief executive officer and chairman of its board of directors. Mr. Ritchey currently is a director of De La Salle Institute and John Muir Physician Network and is managing partner of Alpine Partners, a family investment general partnership. He is a retired director of AT&T, Inc. and John Muir Health where he served as board chair. Mr. Ritchey has extensive experience serving on boards of directors and has years of executive experience as the chief executive officer of another public company which gives him significant executive leadership, management and financial oversight experience. His experience and background qualify him to serve as one of our "audit committee financial experts" as defined by Item 401(h) of Regulation S-K. In addition, Mr. Ritchey's long tenure on our board gives him considerable knowledge of McClatchy and our business.

***Nominees for Class B Director***

*Leroy Barnes, Jr.*, 58, has been a director of McClatchy since September 2000. Mr. Barnes is the retired vice president and treasurer of PG&E Corporation, a position he held from 2001 to 2005. From 1997 to 2001, Mr. Barnes was vice president and treasurer of Gap, Inc. Prior to that, Mr. Barnes held various executive positions with Pacific Telesis Group/SBC Communications. Earlier in his career, Mr. Barnes was a consultant at Touche Ross & Co., a predecessor of Deloitte & Touche. Mr. Barnes received his Bachelor's and Master's degrees from Stanford University, and his MBA from Stanford Business School. Mr. Barnes is also a member of the boards of directors of Frontier Communications, Inc. (formerly Citizens Communications, Inc.) and Herbalife, Ltd. Mr. Barnes' experience as a finance executive at other publicly-traded companies as well has his service on other boards position him to critically review and oversee various managerial, strategic, financial and compliance-based considerations applicable to McClatchy. Mr. Barnes' expertise also qualifies him to serve as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K.

*Molly Maloney Evangelisti,*[1] 57, has been a director of McClatchy since July 1995. She worked in various capacities for *The Sacramento Bee* from October 1978 to December 1996, including the oversight of special projects. As a long-time McClatchy employee, with nearly 20 years of hands-on experience at *The Sacramento Bee*, Ms. Evangelisti has an extensive knowledge of our people and our business.

*Larry Jinks*, 81, has been a director of McClatchy since July 1995. He spent 37 years with Knight Newspapers and Knight-Ridder, Inc., a newspaper publishing company. During that time, he served as managing editor of *The Miami Herald* from 1966 to 1972, as executive editor of *The Miami Herald* from 1972 to 1976, as editor of the *San Jose Mercury News* from 1977 to 1981, as a corporate officer of Knight-Ridder from 1981 to 1989, and as publisher of the *San Jose Mercury News* from 1989 to 1994. He is a former member of the executive committee of the Media Management Center at Northwestern University and former chairman of the Knight Foundation's Journalism Advisory Committee. Mr. Jinks' editorial and corporate leadership and experience at Knight Newspapers and Knight-Ridder over the course of nearly four decades gives him first-hand experience regarding the strategic moves necessary to operate a newspaper company successfully. In addition, as a former member of the Media Management Center's executive committee at one of the nation's premiere journalism schools, Mr. Jinks has a unique perspective to offer McClatchy on a variety of journalistic and management-related issues.

*Brown McClatchy Maloney,*[1] 54, has been a director of McClatchy since September 2004. Mr. Maloney is the owner of Olympic View Publishing, publisher of Sequim Gazette, and Radio Pacific, owner of KONP radio, an ABC affiliate in western Washington State. From 1974 to 1989, prior to his ownership of Olympic View Publishing and Radio Pacific, Mr. Maloney held various circulation and advertising positions at the *Anchorage Daily News*, *The Sacramento Bee* and *The Fresno Bee*. He served as the president of Washington Newspaper Publishers Association from 1996 to 1997 and is the former president of the Washington Newspaper Publishers Association Foundation. Mr. Maloney's ownership of various newspapers and radio stations provides him with valuable insight into our business strategy and industry challenges. He also has valuable executive leadership, management and entrepreneurial experience.

*Kevin S. McClatchy,*[1] 47, has been a director of McClatchy since September 1998. From 1996 to 2007, he was the managing general partner and chief executive officer of the Pittsburgh Pirates major league baseball team. From 1994 to 1995, he was president of the Northern California Sports Development Group and The Modesto A's, a minor league baseball team. Mr. McClatchy held various positions with McClatchy from 1990 to 1994, including serving as sales director for The Newspaper Network, Inc., advertising director at the *Amador Ledger Dispatch* and sales representative for *The Sacramento Bee*. As a former senior executive officer of a professional and minor league sports franchise, Mr. McClatchy has demonstrated leadership capability and extensive knowledge of the complex financial, operational and personnel issues facing large organizations. In addition, his years of experience working at our company has given him extensive knowledge of our business.

*William McClatchy,*[1] 48, has been a director of McClatchy since September 2004. Mr. McClatchy is an entrepreneur, journalist and co-founder of Index Investing, LLC. He currently serves as editor of Index Investing's ETFzone.com, a website supplying content concerning exchange-traded index funds. In 1999, Mr. McClatchy co-founded *indexfunds.com*, a website for index investing content. From 1987 through 1991,

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1 Molly Maloney Evangelisti and Brown McClatchy Maloney are siblings. Kevin S. McClatchy and William McClatchy are cousins to each other and to Mrs. Evangelisti and Mr. Maloney.

Mr. McClatchy served in a variety of editorial positions for computer magazines, including staff writer at *PC Week* and *MAC Week*, and microcomputing editor at *Information Week*. From 1993 to 1996, Mr. McClatchy worked as a reporter for *The Fresno Bee*. Mr. McClatchy's founding of a financial and investing website, in conjunction with his continued involvement in the digital world as editor of ETFzone.com, position him to offer unique knowledge and perspective of our digital business and assets.

*Theodore R. Mitchell*, 54, has been a director of McClatchy since September 2001. He is president and chief executive officer of NewSchools Venture Fund, a national funder of education innovations, a position he has held since September 2005. He also currently serves as president of the California State Board of Education. He was president of Occidental College in Los Angeles, a position he held from July 1999 to August 2005. Dr. Mitchell was vice president of education and strategic initiatives at the J. Paul Getty Trust from 1998 to 1999. Dr. Mitchell held various positions with the University of California, Los Angeles from 1992 to 1998, including serving as vice chancellor, academic planning and budget, and vice chancellor for external affairs. He served as deputy to the president and to the provost of Stanford University from 1991 to 1992. Prior to that time, he was a professor at Dartmouth College, where he also served as chair of the Department of Education. Mr. Mitchell's experience as a leader of educational institutions and businesses provides our board with valuable insight into the needs of our communities and our business development strategy.

*Gary B. Pruitt*, 52, has been chief executive officer of McClatchy since May 1996 and president since May 1995. In May 2001, he was named McClatchy's chairman of the board of directors. He has been a director of McClatchy since July 1995. He served as chief operating officer of McClatchy from 1995 to 1996. From 1994 to 1995, he served as vice president, operations and technology of McClatchy. Prior to that time he was publisher of *The Fresno Bee* from 1991 to 1994. He served McClatchy as secretary and general counsel from 1987 to 1991 and counsel from 1984 to 1987. He currently serves as a member of the board of directors of the Associated Press and the Newspaper Association of America. Mr. Pruitt's position as CEO of McClatchy gives him unique insights and perspectives into our company's operations, challenges and opportunities.

*Frederick R. Ruiz*, 66, has been a director of McClatchy since July 1993. He serves on the board of directors of Ruiz Foods, Inc., a privately-held frozen food company, and was president and chief executive officer of that company from 1990 to 2008. Mr. Ruiz currently serves on the boards of directors of the University of California Board of Regents, California Chamber of Commerce and San Joaquin Valley Partnership. He is a member of the Board of Trustees, University of California Merced and the President's Advisory Board, California State University, Fresno. Mr. Ruiz's leadership skills and experience with his family-owned company provides him with expertise in corporate strategy development and organizational issues.

***Other Executive Officers***

*Heather L. Fagundes*, 41, has been vice president, human resources of McClatchy since April 2004. Ms. Fagundes was director of human resources for McClatchy corporate from December 1996 to April 2004. Ms. Fagundes joined McClatchy in 1992 as a human resources generalist. Ms. Fagundes was the chairperson of the 2004 Sacramento Workplace Excellence Leaders Award Committee and in 2002 was the president of the Sacramento Area Human Resources Association.

*Christian A. Hendricks*, 47, has been vice president, interactive media of McClatchy since August 1999. He joined McClatchy in 1992 as advertising manager, marketing for *The Fresno Bee*. From 1993 to 1994 he served as marketing director for *The Fresno Bee*. In 1994 he was named manager of technology for McClatchy. He held this position until 1996 when he was promoted to president and publisher of Nando Media (now known as McClatchy Interactive), McClatchy's interactive publishing and software development operation, where he served until August 1999. Mr. Hendricks serves on the Newspaper Association of America Foundation Board.

*Karole Morgan-Prager*, 47, has been general counsel and corporate secretary of McClatchy since July 1995 and was named vice president in May 1998. From 1992 to 1995, she was associate general counsel of The Times

Mirror Company. She was an associate with the law firm of Morrison & Foerster LLP from 1987 to 1992. Ms. Morgan-Prager is a member of the National Advisory Council of the National Center for Courts and Media and a Member of the board of directors of the Media Law Resource Center.

*Patrick J. Talamantes*, 45, has been vice president, finance, and chief financial officer of McClatchy since April 2001. Prior to joining McClatchy, he was with Sinclair Broadcast Group, Inc., a television broadcasting company, from 1996 to 2001, and served the last two years as chief financial officer. Mr. Talamantes was treasurer of River City Broadcasting LP, a broadcasting company located in St. Louis, from 1995 to 1996, and spent nine years in various banking positions with Chemical Bank of New York.

*Robert J. Weil*, 59, has been vice president, operations of McClatchy since September 1997, overseeing McClatchy's operations in the Northwest, the Midwest, Texas, Pennsylvania, Georgia and Mississippi. He was named to this position after 17 years as a newspaper publisher. Mr. Weil joined McClatchy as publisher of *The Fresno Bee* in 1994. From 1992 to 1994, he was president and chief operating officer for Persis Media, a privately held company with newspapers in Washington and Tennessee. Mr. Weil held other senior management positions with Persis and Gannett Co. from 1973 to 1992. He is the former treasurer and current vice chairman of the board of directors of American Press Institute.

*Frank R. J. Whittaker*, 60, has been vice president, operations of McClatchy since September 1997. He oversees McClatchy's operations in California, Florida, Kentucky and the Carolinas. Mr. Whittaker joined McClatchy as general manager of *The Sacramento Bee* in 1985. From 1990 to 1997, he served as both president and general manager of *The Sacramento Bee*. From 1972 to 1985, Mr. Whittaker served *The Toronto Star* newspaper in Canada in a variety of management positions, including director of strategic planning and circulation director. Mr. Whittaker is past president of the California Newspaper Publishers Association and a past member of the board of the Audit Bureau of Circulations. Mr. Whittaker currently serves on the board of directors of Umpqua Holdings Corporation.

## Item 2. Ratification of Deloitte & Touche LLP as McClatchy's Independent Registered Public Accounting Firm

### *Overview*

The Audit Committee of the Board of Directors has appointed, subject to ratification by the shareholders, Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ending December 26, 2010. Representatives of Deloitte & Touche LLP will be present at the annual meeting and will have an opportunity to make a statement if they desire. They will also be available at the annual meeting of shareholders to respond to appropriate questions.

### *Fees Billed to McClatchy by Deloitte & Touche LLP*

The following table shows the fees paid or accrued by McClatchy for the audit and other services provided by Deloitte & Touche LLP for fiscal 2009 and 2008.

| | 2009 | 2008 |
|---|---|---|
| Audit Fees[1] | $2,482,000 | $2,570,000 |
| Audit-Related Fees[2] | 332,100 | 215,000 |
| Tax Fees[3] | 11,100 | 94,787 |
| All Other Fees | — | — |
| Total | $2,825,200 | $2,879,787 |

---

(1) Audit fees represent fees for professional services provided in connection with the audit of our financial statements and our controls over financial reporting and review of our quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consisted primarily of accounting consultations, employee benefit plan audits, services related to business acquisitions and divestitures and other attestation services.

(3) Tax fees for fiscal 2009 and 2008, respectively, consisted primarily of $3,600 and $10,750 for tax compliance and, for 2008, $84,037 for tax advice and tax planning.

In considering the services provided by Deloitte & Touche LLP, the Audit Committee discussed the nature of the services with the independent auditors and management and determined that the services were compatible with the provision of independent audit services permitted under the rules and regulations of the SEC and the Sarbanes-Oxley Act of 2002. All of the fees paid or accrued reflected in the table above were paid or accrued in connection with engagements that were approved according to the Audit Committee's pre-approval policy described below.

***Audit Committee Pre-approval Policy***

All audit and permissible non-audit services provided to McClatchy by Deloitte & Touche are pre-approved by the Audit Committee or, subject to the procedure established by the Audit Committee, by the Chairman of the Audit Committee if the fees for services involved are less than $50,000.

***Voting Matters***

If you authorize the McClatchy proxy holders to vote on your behalf, your shares will be voted in accordance with your directions. If you do not provide voting directions, your shares will be voted FOR ratification of the appointment of Deloitte & Touche LLP as McClatchy's independent registered public accounting firm. Whether or not you provide voting directions, your proxy, when properly executed, will be voted in the discretion of the proxy holders upon such other matters as may properly come before the meeting and postponement or adjournment thereof.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT MCCLATCHY SHAREHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS MCCLATCHY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**

## CORPORATE GOVERNANCE AND BOARD MATTERS

### General

The Board of Directors is responsible for overseeing the Company's affairs for the benefit of McClatchy's shareholders. The principal functions of the Board and its Committees are described in our Corporate Governance Guidelines, which are available on our website at www.mcclatchy.com.

In addition, we have also adopted a written code of business conduct and ethics that applies to all of our officers, directors and employees, as well as a code of ethics for senior officers that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. These codes of ethics can also be found on our website at www.mcclatchy.com. Any waivers of the code of ethics will be posted on our website.

### Board Independence

The Board has determined that each of the current director nominees, other than Gary Pruitt, Chairman, President and Chief Executive Officer, has no material relationship with the Company and is "independent" within the meaning of the NYSE listing standards, as currently in effect. In making its independence determination with respect to the directors who are members of the McClatchy family, the Board considered the overall nature of these familial relationships and concluded that these relationships were not material with respect to the independence of the directors who are members of the McClatchy family. Furthermore, the Board has determined that each of the members of the Audit Committee, the Compensation Committee, the Committee on the Board and the Nominating Committee is "independent" within the meaning of the NYSE listing standards, as currently in effect.

### Board Structure and Committee Composition

As of the date of this proxy statement, our Board has 13 directors. Joan F. Lane, currently a Class B director, is not standing for reelection at the shareholders meeting. On March 23, 2010, the Board approved a decrease in the size of the Board to twelve (12) to be effective on the date of the Annual Meeting, with three Class A directors and nine Class B directors. The Board has the following five committees: (1) Audit Committee, (2) Compensation Committee, (3) Committee on the Board, (4) Nominating Committee and (5) Pension and Savings Plans Committee. The membership and function of these committees are described below. Each committee operates under a written charter that has been approved by the Board. These charters are available on our website at www.mcclatchy.com and are also available in print to any shareholder requesting copies.

The Board of Directors met 8 times during fiscal 2009. No director attended fewer than 75% of the aggregate number of meetings of the board and any committee on which such director served. All directors attended the last annual meeting of shareholders. The Board has no formal policy regarding attendance at the company's annual meetings of shareholders.

#### *Leadership Structure*

Mr. Pruitt serves as both Chairman and CEO of McClatchy pursuant to our Corporate Governance Guidelines, which provide that it is currently in the best interests of the Company not to separate the roles. The Board believes that the company's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the company's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The company's independent directors bring experience, oversight and expertise from outside the company and industry, while the Chief Executive Officer brings company-specific experience and expertise. The Board believes that the combined role of Chairman and

Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board, which are essential to effective governance. One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent chairperson of the Committee of the Board having the duties described below, is in the best interest of stockholders because it provides the appropriate balance between strategy development and independent oversight of management The Company's Corporate Governance Guidelines maintain that the roles of Chairman and Chief Executive Officer may be separated in the future if deemed advisable and in the company's best interests.

Our chairperson of the Committee on the Board is currently Theodore R. Mitchell. Prior to May 20, 2009, Joan F. Lane served as our chairperson of the Committee on the Board. As chairperson of the Committee of the Board Mr. Mitchell schedules and presides at executive sessions of non-management directors.

The chairperson of the Committee of the Board's role includes the following duties:

- preside at all meetings of the Board where the Chairman is not present;
- preside at all executive sessions of the non-management directors;
- call meetings of the non-management directors, as needed;
- meet regularly with the CEO;
- serve as a liaison between the CEO and the non-management directors;
- develop the agendas for meetings of the non-management directors; and
- meet with shareholders as appropriate.

***Compensation Committee***

During 2009, Larry Jinks served as the chairperson and Molly Maloney Evangelisti, Theodore R. Mitchell and S. Donley Ritchey served as members of the Compensation Committee. As set forth in its charter, the Compensation Committee reviews and approves goals and objectives relevant to CEO compensation and evaluates the CEO's performance in light of those goals and objectives. The Compensation Committee also determines the compensation of the CEO and the other executive officers and recommends to the Board of Directors compensation of the non-employee directors, administers McClatchy's incentive compensation and equity-based plans, oversees and assists in preparing the Compensation Discussion & Analysis for inclusion in the proxy statement, provides a description of the processes and procedures for the consideration and determination of executive and director compensation for inclusion in the proxy statement, prepares a Compensation Committee report for inclusion in the Company's proxy statement, and annually reviews the Compensation Committee charter and performance. The report of the Compensation Committee is included in this proxy statement on page 21.

The Compensation Committee generally meets in July each year to consider compensation trends and best practices in compensation policies and their applicability to McClatchy. The Compensation Committee meets again in December each year to determine compensation (including base salary, bonus targets and long-term incentive awards) for the executive officers, other than Mr. Pruitt's bonus targets (as discussed below), for the following fiscal year. Mr. Pruitt then determines the particular bonus goals for the executive officers within the targets established by the Committee. At the beginning of each fiscal year, Mr. Pruitt also determines the amount of the bonus paid to the other executive officers for the prior fiscal year based on whether the goals have been attained. In January, the Compensation Committee meets to determine the bonus award for the prior fiscal year for Mr. Pruitt and to set the bonus formula for his bonus for the current fiscal year. For additional information on Mr. Pruitt's role in the executive compensation setting process for our named executive officers in 2009, see the "Compensation Discussion and Analysis" below.

For assistance and objective data in determining the compensation of the executive officers, for each of the last several years, including in 2009, the Compensation Committee engaged Towers Perrin, an outside executive compensation consultant, to analyze general market trends in executive compensation and the compensation of the Company's executive officers, including the named executive officers, compared to its Media Industry Databank, a comprehensive survey of the compensation paid by other media companies. Towers Perrin does not determine or recommend the amount or form of executive officer or non-employee director compensation, but instead provides requested data to the Compensation Committee, as more fully described in the "Compensation Discussion and Analysis" below. During 2009, Towers Perrin received $59,234 for its services as a compensation consultant, providing information to the Compensation Committee. In addition, Towers Perrin received $1,041,036 for providing other non-compensation consulting services to the Company.

The Compensation Committee has delegated to Mr. Pruitt the authority to grant a limited number of stock appreciation rights ("SARs") and long-term incentive awards to non-executive employees. The Compensation Committee determines the total number of SARs and other awards that Mr. Pruitt is permitted to grant annually. Mr. Pruitt makes grants of equity awards to new hires or promoted employees, with a grant date as of the employee's first day of employment or effective date of promotion and, with respect to SARs and options, at an exercise price equal to the closing market price of our Class A Common Stock on the date of grant.

The Compensation Committee is comprised solely of non-employee directors of McClatchy, all of whom are independent pursuant to the NYSE listing rules. The Compensation Committee held six meetings during fiscal 2009.

***Audit Committee***

S. Donley Ritchey serves as the chairperson and Leroy Barnes, Jr., Kathleen Foley Feldstein, Larry Jinks, Joan F. Lane, and Frederick R. Ruiz serve as members of the Audit Committee. The Board has designated Mr. Ritchey and Mr. Barnes as "audit committee financial experts" as defined by Item 401(h) of Regulation S-K. The Audit Committee has been established in accordance with Section 10A(m)(1) and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. Among other things, the Audit Committee appoints, evaluates and determines the compensation of McClatchy's independent auditors; reviews and approves the scope of the annual audit, and the financial statements; reviews McClatchy's disclosure controls and procedures, internal controls, information security policies, internal audit function, and corporate policies with respect to financial information and earnings guidance, if provided by the Company; oversees investigations into complaints concerning financial matters; reviews other risks that may have a significant impact on McClatchy's financial statements; prepares the Audit Committee report for inclusion in the annual proxy statement; and annually reviews the Audit Committee charter and the Committee's performance. The Audit Committee works closely with management and oversees McClatchy's independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from McClatchy for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties. The Audit Committee regularly meets separately with members of management, the director of internal audit and McClatchy's independent auditors. The Audit Committee held 13 meetings during fiscal 2009. The report of the Audit Committee is included in this proxy statement on page 43.

***Committee on the Board***

Theodore R. Mitchell serves as the chairperson and Elizabeth Ballantine, Leroy Barnes, Jr., Molly Maloney Evangelisti, Larry Jinks, Joan F. Lane, and Kevin S. McClatchy serve as members of the Committee on the Board. The Committee on the Board advises the Board of Directors with respect to corporate governance issues and such other matters relating to directors as may be deemed appropriate, including development of corporate governance principles applicable to McClatchy, evaluation of the composition and organization of the Board of Directors and its committees, and recommendation of qualifications, expertise and characteristics for potential Board members. The Committee on the Board annually reviews its charter and performance. The Committee on the Board held two meetings during fiscal 2009.

### *Nominating Committee*

During 2009, Theodore R. Mitchell served as the chairperson and Elizabeth Ballantine, Larry Jinks, Brown McClatchy Maloney and S. Donley Ritchey served as members of the Nominating Committee. The Nominating Committee conducts searches and evaluates and proposes nominees for election to the Board based on criteria approved by the Board. The Nominating Committee evaluates and recommends the proposal for the board slate for election by the shareholders and will consider recommendations from shareholders for director candidates, as described below. The Nominating Committee annually reviews its charter and the Committee's performance. The Nominating Committee held two meetings during fiscal 2009.

### *Pension and Savings Plans Committee*

Leroy Barnes, Jr. serves as the chairperson and Joan F. Lane, Kevin S. McClatchy, William McClatchy, Theodore R. Mitchell and Gary B. Pruitt serve as members of the Pension and Savings Plans Committee. The Pension and Savings Plans Committee reviews McClatchy's pension funding policy and objectives, monitors the investment of the assets in McClatchy's 401(k) and Pension Plans, and recommends appropriate related action to the Board of Directors. The Pension and Savings Plans Committee annually reviews its charter and the Committee's performance. The Pension and Savings Plans Committee held two meetings during fiscal 2009.

## Board of Director's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board regularly reviews information regarding the company's credit, liquidity and operations, as well as the risks associated with each. Various committees of the Board also have responsibility for risk management. In particular, the Audit Committee focuses on assessing and mitigating financial risk, including internal controls, and receives an annual risk assessment report from the company's internal auditors. The Compensation Committee is responsible for overseeing the management of risks relating to the company's executive compensation plans and arrangements. The Committee on the Board and the Nominating Committee assist the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning and corporate governance. In addition, the Committee on the Board manages risks associated with the independence of the Board of Directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks.

## Consideration of Director Nominees

### *Shareholder Nominees*

Any shareholder nominations proposed for consideration by the Nominating Committee for Board membership should include the nominee's name and qualifications and should be addressed to:

Corporate Secretary
The McClatchy Company
2100 Q Street
Sacramento, CA 95816

### *Director Qualifications*

Under our Corporate Governance Guidelines, the Committee on the Board is responsible for reviewing with the Board the appropriate skills and characteristics of Board members, as well as the composition of the Board as a whole. Under these criteria, Board candidates should demonstrate high ethical standards, capacity for leadership and broad business or professional experience. In assessing a candidate, the Nominating Committee will consider skills; diversity; age; independence; geographic proximity to our newspapers and other operations; experience in areas such as operations, journalism, finance, interactive media and marketing; and the general needs of the Board. The Nominating Committee does not have a formal policy with respect to diversity; however, the Board and the Nominating Committee believe that it is essential that the Board members represent diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all nominees. The Nominating Committee believes that the current directors, considered as a group, provide a significant composite mix of diversity that allows the Board to fulfill its responsibilities.

### *Identifying and Evaluating Nominees for Directors*

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. In the event vacancies are anticipated or otherwise arise, the Nominating Committee considers various potential candidates for director. Candidates may come to the attention of the Nominating Committee through current Board members, professional search firms, shareholders or other persons. These candidates are evaluated at meetings of the Nominating Committee and may be considered at any point during the course of the year. The Nominating Committee will consider properly submitted nominees of shareholders, as discussed above. The nominees standing for election at the 2010 annual meeting were recommended by the Nominating Committee in early 2010.

## Executive Sessions

Executive sessions of non-management directors are held at each regular meeting of the Board. In addition, at least once each year, the independent directors meet in executive session. Executive sessions of the Board are scheduled and chaired by the chairperson of the Committee on the Board. Theodore R. Mitchell is the current chair of the Committee on the Board. Any non-management director may also request that additional executive sessions be scheduled.

## Communication with the Board

Individuals may communicate with the Board by addressing correspondence to:

The Board of Directors
The McClatchy Company
c/o Corporate Secretary
2100 Q Street
Sacramento, CA 95816

All communication received will be reviewed and processed by the Corporate Secretary and communicated to the Board of Directors as appropriate. If you wish to contact only non-management directors, please direct correspondence to the chairperson of the Committee on the Board at the address above.

## PRINCIPAL SHAREHOLDERS

### Class A Common Stock

The following table shows information about the beneficial ownership of shares of Class A Common Stock as of March 23, 2010, by each director and nominee for director; McClatchy's chief executive officer, McClatchy's chief financial officer; each of McClatchy's three most highly compensated executive officers other than the chief executive officer or chief financial officer; all directors, nominees for director and executive officers of McClatchy as a group; and each person known by McClatchy to beneficially own more than 5% of the outstanding shares of the Class A Common Stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All shares of Class A Common Stock subject to options exercisable within 60 days following the record date are deemed beneficially owned by the person holding those options. Also, each holder of Class B Common Stock is deemed to be the beneficial owner of the same number of shares of Class A Common Stock under the SEC rules, on the basis that he or she has the right, subject to the terms of the shareholders' agreement described later in this proxy statement, to convert Class B Common Stock into Class A Common Stock. See the section entitled "Agreement Among Class B Shareholders." For purposes of calculating the percentage of outstanding shares of Class A Common Stock beneficially owned by each shareholder, the shares of Class A Common Stock deemed to be owned by each shareholder because of his or her ownership of either Class B Common Stock or options to acquire Class A Common Stock are treated as outstanding only for that shareholder. As a result, the column showing the percentage of deemed beneficial ownership of Class A Common Stock does not necessarily reflect the beneficial ownership of Class A Common Stock actually outstanding as of the close of business on the record date.

| Directors and Nominees for Director; Named Executive Officers; Directors and Executive Officers as a Group; Beneficial Owners of More Than 5% of Total Shares of Class Outstanding[1] | Number of Shares of Class A Common Stock | Deemed Beneficial Ownership of Class A Common Stock | |
|---|---|---|---|
| | | Number of Shares of Class A Common Stock | Percent of Class |
| William Ellery McClatchy | 125 | 12,949,652[2] | 17.80% |
| William McClatchy | 1,690 | 12,912,960[2][3] | 17.76% |
| Theodore R. Mitchell | 1,200 | 12,515,700[4] | 17.31% |
| Leroy Barnes, Jr. | 1,200 | 12,518,200[5] | 17.31% |
| Molly Maloney Evangelisti | 100,502 | 5,573,502[6] | 8.54% |
| Brown McClatchy Maloney | 7,551 | 5,207,011[7] | 8.01% |
| Kevin S. McClatchy | 1,200 | 928,195[8] | 1.53% |
| Gary B. Pruitt | 45,156 | 888,906[9] | 1.47% |
| Frank R. J. Whittaker | 20,619 | 281,619[10] | * |
| Robert J. Weil | 7,953 | 298,953[11] | * |
| Patrick J. Talamantes | 7,239 | 239,739[12] | * |
| Christian A. Hendricks | 1,683 | 134,683[13] | * |
| Lynn Dickerson | 3,119 | 3,119 | * |
| Elizabeth Ballantine | 45,872 | 65,372[14] | * |
| Frederick R. Ruiz | 11,075 | 30,575[15] | * |
| Joan F. Lane | 4,325 | 23,825[16] | * |
| S. Donley Ritchey | 7,825 | 24,825[17] | * |
| Larry Jinks | 3,617 | 23,117[18] | * |
| Kathleen Foley Feldstein | 3,383 | 3,383 | * |
| Ariel Investments, LLC | 3,015,711 | 3,015,711[19] | 5.04% |
| Barclays Global Investors, NA | 3,533,899 | 3,533,899[20] | 5.91% |
| Bestinver Gestion S.A., SGIIC | 9,776,396 | 9,776,396[21] | 16.35% |
| All executive officers and directors as a group (19 persons) | 281,456 | 25,267,798[22] | 29.83% |

---

* Represents less than 1%.

(1) All addresses are c/o The McClatchy Company, 2100 Q Street, Sacramento, CA 95816, except as follows: (i) Ariel Investments, LLC, 200 East Randolph Drive, Suite 2900, Chicago, IL 60601; (ii) Barclays Global Investors, NA, 400 Howard Street, San Francisco, CA 94105; and (iii) Bestinver Gestion S.A., SGIIC, Madrid, Spain, Calle Juan de Mena, no 8, 28014.

(2) Includes 12,500,000 shares of Class B Common Stock held under four separate trusts each with 3,125,000 shares and different income beneficiaries. William McClatchy, William Ellery McClatchy, Leroy Barnes and Theodore R. Mitchell share joint voting and investment control with respect to these trusts. Also, in the case of William Ellery McClatchy, includes 449,527 shares of Class B Common Stock over which he shares joint voting and investment control as co-trustees of certain trusts established under the will of Charles K. McClatchy, deceased.

(3) Includes 6,000 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(4) Includes 14,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(5) Includes 17,000 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(6) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(7) Includes 6,000 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(8) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(9) Includes 843,750 shares subject to stock options and stock appreciation rights which are currently exercisable or exercisable within 60 days.

(10) Includes 261,000 shares subject to stock options and stock appreciation rights which are currently exercisable or exercisable within 60 days.

(11) Includes 291,000 shares subject to stock options and stock appreciation rights which are currently exercisable or exercisable within 60 days.

(12) Includes 232,500 shares subject to stock options and stock appreciation rights which are currently exercisable or exercisable within 60 days.

(13) Includes 133,000 shares subject to stock options and stock appreciation rights which are currently exercisable or exercisable within 60 days.

(14) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(15) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(16) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(17) Includes 17,000 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(18) Includes 19,500 shares subject to stock options which are currently exercisable or exercisable within 60 days.

(19) Based on a Schedule 13G/A filed on February 4, 2010. Ariel Investments, LLC has sole voting power with respect to 2,636,311 shares and sole dispositive power with respect to 3,015,711 shares.

(20) Based on a Schedule 13G filed on February 5, 2009. Includes beneficial ownership of entities and individuals affiliated with Barclays Global Investors, NA including Barclays Global Fund Advisors. Barclays Global Investors, NA has sole voting power with respect to 3,363,395 shares and sole dispositive power with respect to 3,533,899 shares.

(21) Based on a Schedule 13G filed on October 9, 2008.

(22) Includes those shares subject to options and stock appreciation rights indicated in notes (3) through (18) above and 2,180,000 shares subject to stock options and stock appreciation rights not otherwise included in notes (3) through (18) above, which are currently exercisable or exercisable within 60 days.

### Class B Common Stock

The following table shows information about the beneficial ownership of shares of Class B Common Stock as of March 23, 2009 by each director and nominee for director; McClatchy's chief executive officer; each of McClatchy's four most highly compensated executive officers other than the chief executive officer; all directors, nominees for director and executive officers of McClatchy as a group; and each person known by McClatchy to beneficially own more than 5% of the outstanding shares of the Class B Common Stock. Pursuant to the Shareholders' Agreement described below, only current holders of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy (1858 to 1936); or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more lineal descendants of Charles K. McClatchy may hold shares of Class B Common Stock of McClatchy. Accordingly, other than as listed below, no officer or director beneficially owns shares of the Class B Common Stock.

| Directors and Nominees for Director; Named Executive Officers; Directors and Executive Officers as a Group; Beneficial Owners of More Than 5% of Total Shares of Class Outstanding[1] | Number of Shares of Class B Common Stock Beneficially Owned | Percent of Class |
|---|---|---|
| William Ellery McClatchy | 12,949,527[2] | 52.21% |
| William McClatchy | 12,905,000[3] | 52.03% |
| Leroy Barnes | 12,500,000[3] | 50.40% |
| Theodore R. Mitchell | 12,500,000[3] | 50.40% |
| Molly Maloney Evangelisti | 5,453,500[4] | 21.99% |
| Brown McClatchy Maloney | 5,192,460[5] | 20.94% |
| Kevin S. McClatchy | 907,495 | 3.66% |
| All executive officers and directors as a group (7 persons) | 22,810,455[6] | 91.97% |

(1) All addresses are c/o The McClatchy Company, 2100 Q Street, Sacramento, CA 95816.

(2) Includes 12,500,000 shares of Class B Common Stock held under four separate trusts each with 3,125,000 shares and different income beneficiaries. William McClatchy, William Ellery McClatchy, Leroy Barnes and Theodore R. Mitchell share joint voting and investment control with respect to these trusts. William Ellery McClatchy disclaims beneficial ownership of all but 3,125,000 shares in one such trust as to which he has a present income interest. Also includes 449,527 shares of Class B Common Stock over which William Ellery McClatchy shares joint voting and investment control as co-trustees of certain trusts established under the will of Charles K. McClatchy, deceased. William Ellery McClatchy disclaims beneficial ownership of these shares.

(3) Includes 12,500,000 shares of Class B Common Stock held under four separate trusts each with 3,125,000 shares and different income beneficiaries. William McClatchy, William Ellery McClatchy, Leroy Barnes and Theodore R. Mitchell share joint voting and investment control with respect to these trusts.

(4) Includes 1,650,000 shares of Class B Common Stock held in trust over which Molly Maloney Evangelisti and Brown McClatchy Maloney share joint voting and investment control as co-trustees. Molly Maloney Evangelisti is a beneficiary under this trust.

(5) Includes 1,650,000 shares of Class B Common Stock held in a trust over which Brown McClatchy Maloney and Molly Maloney Evangelisti share joint voting and investment control as co-trustees. Brown McClatchy Maloney is a beneficiary under this trust. Also includes 364,660 shares of Class B Common Stock held in four trusts for the benefit of each of his four children, each containing 91,165 shares. Brown McClatchy Maloney has sole voting and investment control with respect to these trusts. Brown McClatchy Maloney disclaims beneficial ownership of these shares.

(6) Includes those shares of Class B Common Stock indicated in notes (2) through (8) above.

### Agreement Among Class B Shareholders

The holders of shares of Class B Common Stock are parties to an agreement, the intent of which is to preserve control of the company by the McClatchy family. Under the terms of the agreement, the Class B shareholders have agreed to restrict the transfer of any shares of Class B Common Stock to one or more

"Permitted Transferees," subject to certain exceptions. A "Permitted Transferee" is generally any current holder of shares of Class B Common Stock of McClatchy; any lineal descendant of Charles K. McClatchy (1858 to 1936); or a trust for the exclusive benefit of, or in which all of the remainder beneficial interests are owned by, one or more lineal descendants of Charles K. McClatchy.

In the event that a Class B shareholder attempts to transfer any shares of Class B Common Stock in violation of the agreement, or upon the happening of certain other events enumerated in the agreement as "Option Events," each of the remaining Class B shareholders has an option to purchase a percentage of the total number of shares of Class B Common Stock proposed to be transferred equal to such remaining Class B shareholder's ownership percentage of the total number of outstanding shares of Class B Common Stock. If all the shares proposed to be transferred are not purchased by the remaining Class B shareholders, McClatchy has the option of purchasing the remaining shares. In general, any shares not purchased under this procedure will be converted into shares of Class A Common Stock and then transferred freely. The agreement can be terminated by the vote of the holders of 80% of the outstanding shares of Class B Common Stock who are subject to the agreement. The agreement will terminate on September 17, 2047, unless terminated earlier in accordance with its terms.

## DIRECTOR COMPENSATION

The following tables set forth the annual compensation paid or accrued by McClatchy to or on behalf of our non-employee directors for the fiscal year ended December 27, 2009.

| Name (a) | Fees Earned or Paid in Cash ($) (b)[1] | Stock Awards ($)[2] (c) | Option Awards ($)[3] (d) | Non-Equity Incentive Plan Compensation ($) (e) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f) | All Other Compensation ($) (g) | Total ($) (h) |
|---|---|---|---|---|---|---|---|
| Elizabeth Ballantine | $58,000 | — | — | — | — | — | $58,000 |
| Leroy Barnes | $87,375 | — | — | — | — | — | $87,375 |
| William K. Coblentz[4] | $23,750 | — | — | — | — | — | $23,750 |
| Molly Maloney Evangelisti | $60,750 | — | — | — | — | — | $60,750 |
| Kathleen Foley Feldstein | $73,000 | — | — | — | — | — | $73,000 |
| Larry Jinks | $89,937 | — | — | — | — | — | $89,937 |
| Joan Lane | $80,625 | — | — | — | — | — | $80,625 |
| Brown McClatchy Maloney | $55,250 | — | — | — | — | — | $55,250 |
| Kevin S. McClatchy | $55,625 | — | — | — | — | — | $55,625 |
| William McClatchy | $75,000 | — | — | — | — | — | $75,000 |
| Theodore Mitchell | $76,125 | — | — | — | — | — | $76,125 |
| S. Donley Ritchey | $94,750 | — | — | — | — | — | $94,750 |
| Frederick R. Ruiz | $68,500 | — | — | — | — | — | $68,500 |

(1) Includes annual retainer, committee chair fees and board and committee meeting fees.

(2) No director received a stock award in fiscal year 2009.

(3) No director received an option award in fiscal year 2009. The table set forth below after footnote 4 shows the vested and unvested unexercised options held by each non-employee director as of December 27, 2009.

(4) William K. Coblentz retired from the board of directors as of May 20, 2009.

### Outstanding Director Stock Option Awards at Fiscal Year-End

(at fiscal year ended December 27, 2009)

| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable |
|---|---|---|
| Elizabeth Ballantine | 19,500 | — |
| Leroy Barnes | 17,000 | — |
| Molly Maloney Evangelisti | 19,500 | — |
| Kathleen Foley Feldstein | — | — |
| Larry Jinks | 19,500 | — |
| Joan Lane | 19,500 | — |
| Brown McClatchy Maloney | 6,000 | — |
| Kevin McClatchy | 19,500 | — |
| William McClatchy | 6,000 | — |
| Theodore Mitchell | 14,500 | — |
| S. Donley Ritchey | 17,000 | — |
| Frederick R. Ruiz | 19,500 | — |

### Director Compensation Arrangements

We use a combination of cash and stock-based compensation to attract and retain qualified individuals to serve on our Board. Generally, the Compensation Committee reviews the compensation of our non-employee directors on a bi-annual basis, with the last review occurring in January 2009. In determining director compensation, we have considered publicly-available data from companies within our industry, data collected by our human resources department regarding trends in director compensation and competitive data prepared by Towers Perrin, our outside compensation consultant. We also consider the significant amount of time that our directors devote to the business of the Company.

In January 2009, in light of the difficult operating environment, the Board of Directors determined that non-employee directors would not receive stock or option grants in fiscal 2009. In addition, in March 2009, the Board determined to reduce the cash compensation paid to its non-employee directors for fiscal year 2009. The Board reduced the annual retainer to $35,000 from $40,000 and the fee for in-person attendance at Board meetings to $1,750 per day from $2,000 per day (with attendance at regular Board meetings by teleconference compensated at one-half that rate). In addition, the annual retainer for the Audit Committee chair was reduced to $11,500 from $12,500; the annual retainer for the Compensation Committee chair was reduced to $7,750 from $8,500; and the annual retainer for all other committee chairs was reduced to $7,000 from $7,500. Committee meeting fees were reduced to $1,250 per meeting from $1,500 per meeting. In addition to payments of Board and committee fees, McClatchy also reimburses non-employee directors for reasonable expenses incurred by them in connection with the business and affairs of McClatchy.

## EXECUTIVE COMPENSATION

### Report of the Compensation Committee

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company's 2010 Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy") and the Company's 2009 Annual Report on Form 10-K, filed pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the "Form 10-K"). Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy and Form 10-K.

Compensation Committee:
Larry Jinks, Chairman
Molly Maloney Evangelisti
Theodore R. Mitchell
S. Donley Ritchey

## Compensation Discussion and Analysis

Our Compensation Committee is responsible for reviewing and approving the annual compensation for the seven (7) executive officers of the Company, which include the named executive officers set forth in the Summary Compensation Table below: the Chairman, President and Chief Executive Officer, Mr. Gary Pruitt; the Vice President of Finance and Chief Financial Officer, Mr. Patrick Talamantes; our Vice Presidents of Operations, Mr. Robert Weil and Mr. Frank Whittaker; the Vice President of Interactive Media, Mr. Christian Hendricks; and the former Vice President of Operations Ms. Lynn Dickerson who left the Company in July 2009.

### *Overview of 2009 Compensation Decisions*

During fiscal year 2009, the Company faced a difficult operating environment as a result of the economic downturn that affected the markets in which the Company's newspapers operate. In order to ramp down costs to meet new revenue realities, the Compensation Committee enacted several critical cost cutting measures in 2009 including:

- reducing the base salary of our CEO by 15% and our other NEOs by 10%;
- eliminating the annual cash bonus for NEOs in 2009;
- freezing our qualified defined benefit plans effective March 31, 2009 and freezing the future accruals of supplemental retirement income under The McClatchy Company Supplemental Executive Retirement Plan and the supplemental retirement benefits for our CEO; and
- temporarily suspending the matching contribution to our 401(k) plans effective March 31, 2009.

At the same time, during fiscal year 2009, the Compensation Committee maintained its focus on recruiting, retaining, and motivating the Company's executives by approving the following key compensation items:

- continuing to grant L-TIP cash incentive awards to keep participating executives sharply focused upon maintenance of strong shareholder value even in the challenging economic environment;
- granting restricted stock units to executives in addition to grants of stock appreciation rights in order to provide executives with equity incentives that have stable economic value; and
- adopting The McClatchy Company Benefit Restoration Plan and The McClatchy Company Bonus Recognition Plan to continue to provide retirement benefits to executives although at reduced levels when compared to the supplemental retirement benefit plans.

As the Company moves forward into 2010, the Compensation Committee understands the uncertain economic environment and the challenges that it creates with respect to executive compensation. The Compensation Committee will continue to monitor trends and developments to ensure that the Company provides the appropriate executive compensation incentives and remains competitively positioned for executive talent. The Committee believes that the total compensation program features an appropriate balance of base salary, cash incentives, individual and company-wide pay for performance measures, short- and long-term performance periods and extended vesting schedules. In combination, we believe that these elements tie our executives' compensation to McClatchy's sustained long-term performance.

### *Objectives of Our Compensation Program*

We believe the following objectives serve as the overall foundation of our executive compensation program:

- the overall compensation of our executives should be based on the performance of the executives in managing our Company, taking into consideration general economic and specific Company, industry and competitive conditions as appropriate or required;
- our executives' compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable, but rather that the price of our stock will in the long-term to reflect our operating performance and, therefore, the performance of our executives in managing the Company;

- by awarding stock and other long-term incentive awards to our executives, we focus our senior management on this long-term operating performance of McClatchy; and
- while focusing on the long-term success of the Company, annual business and individual performance goals are essential components within our executive compensation program, as the consistent achievement of these more immediate goals tracks the trajectory for long-term success.

***Setting of Executive Compensation***

*Review of Market Data.*

To assist us in establishing the compensation levels of our named executive officers ("NEOs"), the Compensation Committee has, since 2005, retained Towers Perrin, a nationally recognized executive compensation consulting firm. Each year, at the request of the Compensation Committee, Towers Perrin performs a study of the compensation of senior management at McClatchy and the other media companies included in Towers Perrin's Media Industry Database and prepares a summary of the compensation paid to senior management at these companies at the 25th, 50th and 75th percentiles. This databank includes over 100 media companies, the vast majority of which are not specific to the newspaper segment of the media industry. While the database includes the newspaper companies we view as our direct competition, the Compensation Committee does not look exclusively to the companies included in this database in setting McClatchy's executive compensation, but instead considers the compensation trends and amounts paid in this database as a whole. We believe it is important to review the compensation paid to this wider group of companies as it provides a broader base of information and compensatory trends in our industry as a whole, and we do not limit our recruiting efforts solely to other newspaper companies. We do not "benchmark" or otherwise formally target a certain percentile within this database when setting the compensation paid to our NEOs.

*Internal Analysis.*

The results of the study by Towers Perrin provide a starting point for our Compensation Committee's analysis. While our Compensation Committee does not formally "benchmark" or have any formal guidelines or policies with respect to the mix of base salary, bonus and long-term incentives, we generally attempt to set executive compensation levels at or near the median of the information included in the Towers Perrin study for base salary, annual cash incentive and total direct compensation (which includes base salary, annual cash incentive and long-term incentives), after adjustments in the data to reflect our size compared to those other companies. We believe that, based on McClatchy's size, line of business and competitive position in attracting and retaining executives, generally targeting compensation levels at or near the median is appropriate.

In addition, our Compensation Committee subjectively reviews a number of other factors in order to determine a total compensation package for the NEOs that is intended to reward these executives for their past contributions towards McClatchy's long-term performance and to be a catalyst for continued advancement of McClatchy's long-term success. In this regard, the Compensation Committee reviews, in its subjective discretion, performance indicators such as:

- achievement in revenue;
- earnings and cash flow;
- readership, circulation and website traffic;
- product excellence and market acceptance;
- strategic planning outcomes and initiatives;
- development of new products and services;
- interactive and direct marketing initiatives;

- management development;
- achievement of diversity goals in hiring practices;
- community involvement; and
- good corporate citizenship.

The Compensation Committee annually evaluates the trends within and among these indicators, and, while the Compensation Committee gives more weight overall to financial indicators, no one indicator is specifically weighted more than another. The Compensation Committee also takes into consideration overall individual executive performance, based in part on the subjective assessment provided by Mr. Pruitt with respect to each officer's performance during the prior year, each officer's pay as compared to other officers and general economic and industry conditions affecting McClatchy. We discuss the material considerations affecting our NEO compensation levels during fiscal year 2009 below.

With regard to the compensation of Mr. Pruitt, we also specifically take into account the compensation levels of the chief executive officers at ten (10) other newspaper companies as reported by those companies, given that we consider these companies our primary competitors. These companies include:

- A.H. Belo Corporation
- E.W. Scripps Company
- Gannett Company, Inc.
- Journal Communications, Inc.
- Journal Register Company
- Lee Enterprises, Inc.
- Media General, Inc.
- New York Times Company
- Tribune Co.
- Washington Post Company

Each of the companies is usually included in the Towers Perrin databank discussed above, although, in any given year, a particular company may determine not to participate in the Towers Perrin survey and therefore may not be included in the databank. Also, in reviewing this information, we generally take into account the fact that these companies, while all newspaper companies, vary in size based on revenue, operating cash flow, circulation and readership. Towers Perrin compiles this data for us given that the company-specific information is included in their proprietary databank. The Committee believes it is helpful, as noted above, to consider the compensation levels at these companies given that we consider them our primary competitors for executive talent.

**Elements of Our Compensation Program**

We compensate our NEOs through a mix of:

- annual base salary;
- annual cash incentives based on achievement of performance objectives on an individual and unit and/or Company-wide basis, as applicable;
- cash incentives under the Amended and Restated Long-Term Incentive Plan ("L-TIP"), based upon growth in pre-tax earnings per share over a three-year period of time;
- stock option, stock appreciation rights, restricted stock units and, in previous years, performance shares; and
- retirement benefits.

As stated above, the Committee does not have any formal guidelines or policies regarding the mix of these pay components from year to year, although we do informally look to the median of the companies included in the Towers Perrin survey with respect to each officer's base salary, annual cash incentive and total direct compensation. As a result, the Committee considers each compensation element separately and together as a total compensation package in making decisions to achieve a level of compensation targeted toward the median of the companies within the survey.

*Base Pay*

In determining each NEO's base pay, our Compensation Committee generally reviews the Towers Perrin analysis described above and considers the recommendations of Mr. Pruitt for the officers other than himself. In recent years, the Compensation Committee also has considered the difficult operating environment for the Company and newspaper companies generally as well as the economic downturn in the markets the Company's newspapers serve. For fiscal year 2009, our Compensation Committee determined that none of our executive officers, including the NEOs, would receive a base salary increase due to the continued challenging advertising revenue environment faced by the Company and the newspaper industry generally. As the difficult operating environment continued, in March 2009, the Company reduced Mr. Pruitt's base salary by 15%, and reduced the base salaries of the other executive officers (including the other NEOs) by 10%. The NEOs received a 2% base salary increase in 2010.

*Annual Cash Bonus*

Mr. Pruitt is eligible to receive annual incentive compensation under our CEO Bonus Plan, and NEOs other than Mr. Pruitt are eligible to receive annual incentive compensation under our Management by Objective Annual Bonus Plan, also known as the MBO Plan. Awards under the CEO Bonus Plan and the MBO Plan are based on full or partial achievement of financial and non-financial performance goals pre-established by the Compensation Committee. In light of the severe downturn in the Company's revenues resulting primarily from the economic downturn, in early 2009 Mr. Pruitt informed the Compensation Committee that he would not accept a bonus for 2009. At that time, the Compensation Committee determined that the Company would not pay annual cash bonuses in 2009 to any of the other NEOs.

The Compensation Committee continues to believe annual cash bonuses incentivize our NEOs to meet our longer-term goals by providing the officers an ability to reach shorter-term goals over which they have more direct control. As a result, even though top executives did not receive bonuses for 2009 based on the unprecedented market conditions, the Company intends to continue to maintain its annual incentive bonus plans for possible future payouts.

*Annual Cash Bonus for 2010*

*CEO Bonus Plan.* On January 25, 2010, the Compensation Committee set Mr. Pruitt's fiscal 2010 bonus formula (the "2010 CEO Bonus Formula") under our CEO Bonus Plan. Under this formula Mr. Pruitt's fiscal 2010 bonus opportunity is 0.01 times the Company's operating cash flow (operating income plus depreciation and amortization) for the fiscal year, subject to a limit of $3 million (the "Performance Limit"). Under the 2010 CEO Bonus Formula, the target payout is 125% of Mr. Pruitt's annual base pay. Mr. Pruitt's base pay for fiscal 2010 is $953,700. Mr. Pruitt will have the opportunity to earn up to 170 points which are allocated as follows: (i) 100 points will be based on the Company's operating cash flow performance as compared to budgeted operating cash flow goals, (ii) 50 points will be based on achievement of non-financial goals such as establishing the Company as a 24/7 news and information company, continued diversification of the company in the areas of online, direct marketing and niche products and growth in total audience (print and online combined) and (iii) 20 points will be based on the Compensation Committee's discretionary assessment of Mr. Pruitt's performance in fiscal year 2010. In order for Mr. Pruitt to receive the target bonus, he must earn at least 100 points. Subject to the Performance Limit, the bonus can range from zero to 170% of Mr. Pruitt's target bonus. The Compensation Committee determined to increase Mr. Pruitt's fiscal 2010 bonus opportunity from .005 to .01 times the Company's operating cash flow in light of Mr. Pruitt's decision in 2008 and 2009 not to accept a bonus for those years because of the effects of the economic downturn on the Company. In addition, the Compensation

Committee included a discretionary element to the 2010 bonus formula in order to give the Compensation Committee the ability to reward Mr. Pruitt for the successful execution of corporate goals that fall outside of the financial and non-financial criteria.

*Non-CEO Bonus Plan.* On December 15, 2009, the Compensation Committee set incentive bonus targets under the MBO Plan for non-CEO NEOs for fiscal year 2010 performance. MBO Plan bonuses are determined by multiplying the target bonus amount for each NEO by the number of points achieved towards the target, with such points expressed as a percentage. For fiscal year 2010, the annual cash incentive is targeted to a pre-determined percentage of the base salary of the participating NEO for 2010, varying from 60% to 70%, as set forth in the table below. The Compensation Committee determined these targets based on the recommendation of Mr. Pruitt and the Compensation Committee's review of the Towers Perrin databank concerning target bonus levels at other media companies within the databank.

| Officer | Target Annual Bonus % | 2010 Base Salary | Target Bonus |
|---|---|---|---|
| Mr. Talamantes | 65% | $459,000 | $298,350 |
| Mr. Weil | 70% | $550,800 | $385,616 |
| Mr. Whittaker | 70% | $550,800 | $385,616 |
| Mr. Hendricks | 60% | $367,200 | $220,320 |

Each participating NEO has the opportunity to earn a percentage of the bonus, if any, that is payable after application of the operating cash flow contingency based on achievement of financial and non-financial goals established for the fiscal year relating to corporate results, business unit results and individual performance. Using a points system, each performance objective is weighted to reflect its relative contribution to specific short-term and long-term financial, strategic and/or management practice goals applicable to the executive. The resulting percentage derived from the accumulated points is applied to the bonus that is "payable" to determine the NEO's bonus, if any, for the year.

For 2010, the financial targets that will be taken into consideration in assessing a participating NEO's achievement toward his maximum points consists of the following:

- exceeding budget on operating cash flow, circulation and/or interactive media goals; and
- departmental cost controls.

The non-financial performance goals for 2010 will relate to corporate, departmental and project specific objectives, such as:

- ensuring regulatory compliance;
- completion of acquisitions, divestitures and other special projects; and
- organizational management and leadership

The following chart displays the weighting of each financial criteria and the points attributed to non-financial criteria as a whole for each participating NEO:

| | Financial Goals | | | | |
|---|---|---|---|---|---|
| Name | Achieve or Exceed Operating Cash Flow Budget | Exceeding Budgeted Circulation and Interactive Media Goals | Cost Containment Within Departmental Budgets | Non-Financial Goals | Total Maximum Points |
| Mr. Talamantes | 80 | N/A | 20 | 20 | 140 |
| Mr. Weil | 120 | 35 | N/A | 10 | 165 |
| Mr. Whittaker | 120 | 35 | N/A | 10 | 165 |
| Mr. Hendricks | 80 | 55 | N/A | 10 | 155 |

The extent to which any bonus is eligible to be paid is subject to the Company's operating cash flow achievement for fiscal year 2010. The Compensation Committee established the operating cash flow goals for the MBO Plan at its January 25, 2010 meeting. No bonus is payable if operating cash flow is less than $370 million, 50% of the bonus is payable if operating cash flow is at least $370 million but less than $380 million, 75% of the bonus is payable if operating cash flow is at least $380 million but less than $390 million, and the entire bonus is payable if operating cash flow is at least $390 million.

*Senior Executive Retention Bonus Plan.* On January 25, 2010, the Board of Directors approved the 2010 Senior Executive Retention Bonus Plan (the "Retention Plan") to reward certain senior executive officers including some of the NEOs (collectively, the "Eligible Officers") for their efforts towards stabilizing the Company's financial outlook following a period of significant economic turmoil. Under the Retention Plan, Eligible Officers will receive additional cash compensation for 2010 should the Company's performance in operating cash flow for 2010 be sufficient to fund a supplemental contribution by the Company under the Company's 401(k) Plan, as determined by the Board of Directors. The Compensation Committee of the Board of Directors will administer the Retention Plan and determine whether the criteria for retention bonus payments (the "Bonus Payment") have been satisfied.

The Retention Plan does not apply to Mr. Pruitt. The following NEOs are eligible to receive Bonus Payments in the following amounts:

| Named Executive Officer | Bonus Payment |
|---|---|
| Frank Whittaker | $175,000 |
| Robert Weil | $175,000 |
| Pat Talamantes | $160,000 |
| Chris Hendricks | $140,000 |

If the conditions set forth in the Retention Plan are met, the Bonus Payments will be payable on March 15, 2011 (the "Payment Date"). In order to receive a Bonus Payment, Eligible Officers must remain employed by the Company or an affiliate of the Company on the Payment Date unless the Eligible Officer's employment terminated due to (i) death, (ii) disability as defined by the Company's 401(K) Plan, (iii) early retirement under the Company's Retirement Plan, or (iv) involuntary termination without cause or resignation for good reason each as defined by the Retention Plan

*Long-Term Incentives*

*L-TIP.* The Committee believes L-TIP cash incentive awards keep participating executives sharply focused upon maintenance of strong shareholder value even in the challenging economic environment in which McClatchy is currently operating. In determining awards, the Committee, through a subjective evaluation process, sets the number of incentive units awarded to Mr. Pruitt and, as to the other NEOs, considers the recommendation of Mr. Pruitt. Mr. Pruitt's recommendations and the determination of the number of units granted in 2009 were primarily based on subjective factors not subject to specific criteria, and taking into account the information provided by Towers Perrin with respect to the long-term incentive component of total compensation relative to the median levels of companies within the Towers Perrin databank. In addition, Mr. Pruitt's recommendation reflects the desire to maintain a consistent level of awards among the NEOs given the need to keep each of them focused on long-term performance of the Company.

The L-TIP awards are comprised of incentive units, each of which represents a contingent right to receive in cash an amount equal to $1 times the number of percentage points (not to exceed 100) by which McClatchy's pre-tax earnings per share (without giving effect to any gain or loss on the sale of assets) increases over a three-year performance period. The Committee believes that pre-tax earnings per share is the most appropriate metric for the long-term cash incentive program because it appropriately rewards the Company's executives for the earnings generated by the business and operations of the Company. The table below sets for the L-TIP awards made to the NEOs in 2009:

**2009 L-TIP AWARDS**

| | |
|---|---|
| Mr. Pruitt | 75,000 units |
| Mr. Talamantes | 20,000 units |
| Mr. Weil | 20,000 units |
| Mr. Whittaker | 20,000 units |
| Mr. Hendricks | 16,000 units |

The maximum payable for any award is $3,000,000. The maximum payment would be reached only if the Company achieves a 40% growth in pre-tax earnings per share over the three-year period ending December 30, 2012. Even with such significant growth achieved on behalf of shareholders through a 40% growth in pre-tax net earnings, the other NEOs would not receive the maximum award (which given the 100 point maximum would be $2,000,000 in the case of Messrs. Talamantes, Weil and Whittaker, and $1,600,000 in the case of Mr. Hendricks rather than $3,000,000), but instead would receive the following amounts: Mr. Talamantes, $800,000; Mr. Weil, $800,000; Mr. Whittaker, $800,000; and Mr. Hendricks, $640,000. Because Ms. Dickerson left the Company in July 2009, she forfeited her eligibility to receive payments of incentive awards upon her departure from the Company.

With respect to the L-TIP period which ended December 27, 2009, no cash awards were made due to the fact that McClatchy did not achieve growth in pre-tax earnings per share target over the three-year period of 2007 to 2009.

*SARs and RSUs.* The Compensation Committee believes that equity compensation is a critical component of a total compensation package that helps McClatchy recruit, retain, and motivate the executives needed for the present and future success of the Company. The Company currently awards SARs instead of options, and has since fiscal year 2005, in order to deliver approximately the same benefit as a stock option, but with a smaller charge to earnings under FASB ASC Topic 718. In 2009, the Committee granted executives restricted stock units ("RSUs") in addition to SARs. SARs provide actual economic value to the holder if the price of McClatchy stock has increased from the grant date at the time the SAR is exercised, and as such these awards incentivize recipients to work towards building additional shareholder value. In contrast, RSUs have economic value when they vest even if the stock price declines or stays flat. SARs motivate executives by providing more potential upside. RSUs serve as a retention device and further align the interests of Company executives with those of shareholders. All NEOs, including Mr. Pruitt, are eligible to receive an annual award of SARs and RSUs.

In determining the amount of the grants for each NEO in 2009, the Committee, through its subjective evaluation process, determines the award for Mr. Pruitt, and, as to the other participants, including the NEOs, considers the recommendation of Mr. Pruitt. Elements considered by Mr. Pruitt in formulating his recommendations and by the Committee in approving the equity incentive to be awarded to NEOs are individual responsibility and accountability, anticipated contributions, long-term value of the participant to McClatchy, and other subjective factors not subject to pre-determined specific criteria. The grants made to each NEO in 2009 are reported in the Grants of Plan Based Award table below.

*Restricted Stock Awards to Mr. Pruitt.* In each of 2005 and 2006, the Committee awarded Mr. Pruitt restricted stock grants in the amount of 40,000 shares and 25,000 shares, respectively. The 2005 grant was subject to service-based vesting on January 25, 2009, and further subject to achievement of certain operating income levels as of the potential vesting date. Based on the vesting criteria, 50% of the shares granted, or 20,000 shares, vested on January 25, 2009. The remaining 20,000 shares were forfeited as of January 25, 2009. The 2006 grant is subject to service-based vesting and vesting based on the achievement of certain operating income levels over four years beginning on January 24, 2007. For the 2006 grant, there is a further opportunity to continue to vest in any portion of an installment that does not vest on the original vesting date if certain performance criteria are satisfied on the next applicable vesting date. Based on the vesting requirements for the 2006 grant, the full 25% installment of this grant (6,250 shares) vested on each of January 24, 2007 and January 24, 2008. However, as a result of the performance criteria, only 50% (3,125 shares) of the 6,250 shares subject to vesting on January 24, 2009 actually vested. The remaining 3,125 shares in that installment continued to be subject to vesting, along with the last 25% installment (6,250 shares) of the total grant, on January 24, 2010. Based on the performance criteria, on January 24, 2010, only 1,563 shares of the 3,125 shares vested, and 3,125 shares of the remaining 6,250 shares vested for a total of 4,688 shares. See the footnotes to the Outstanding Equity Awards at Fiscal-Year End Table below for the specific performance criteria associated with each of these awards. The Committee determined to grant Mr. Pruitt these restricted stock awards as an additional performance-based incentive in each respective year to manage our growth during what the Committee recognized was an increasingly challenging advertising revenue environment faced by McClatchy and our industry generally. The Committee believed that, as CEO of McClatchy, Mr. Pruitt should be additionally incentivized in this respect. Given the closing market price of our Class A Common Stock on the last trading day of fiscal year 2009 (December 24, 2009) of $3.54, the restricted stock awards held by Mr. Pruitt as of December 27, 2009, the last day of fiscal year 2009, consisted of the 9,375 shares remaining unvested from the 2006 award, and were valued at $33,188. The Compensation Committee has not made any other restricted stock or performance-based restricted stock grant to Mr. Pruitt.

*Equity Grant Policies.* Our Compensation Committee makes all equity grants to our executive officers, including the NEOs, at its December meeting each year. The grant date of all equity awards is the date of Compensation Committee approval, and the exercise price of all options granted, historically and, as applicable, in the future is the closing market price of our Class A Common Stock on the date of grant. For new hires or promotions within the executive officer team, the Compensation Committee approves the awards with a grant date of the executive's first day of employment.

In addition, the Compensation Committee has delegated to Mr. Pruitt the limited authority to grant SARs and long-term incentive awards to non-executive employees. The Committee determines the total number of SARs and other awards that Mr. Pruitt is permitted to grant annually. Mr. Pruitt makes grants of equity awards to new hires or promoted employees, with a grant date as of the employee's first day of employment or effective date of promotion and, with respect to SARs and options, at an exercise price equal to the closing market price of our Class A Common Stock on the date of grant.

**Severance Benefits**

On July 17, 2009, Ms. Dickerson left the Company. In connection with her departure, the Company and Ms. Dickerson entered into a separation agreement (the "Separation Agreement") which provided for her termination of employment and resignation from all offices and other positions that she held with the Company. Pursuant to the terms of the Separation Agreement, Ms. Dickerson received severance payments and benefits in the amount of (i) a lump sum severance payment equal to $690,000 and (ii) Company-paid COBRA premiums for group health insurance coverage equal to $3,543. The Compensation Committee determined to enter into the Separation Agreement with Ms. Dickerson in order to secure a waiver and release of claims agreement in favor of the Company.

**Retirement Benefits**

The Company maintains The McClatchy Company Retirement Plan, a qualified defined benefit plan (the "Pension Plan"), our supplemental executive retirement plan (the "SERP"), and supplemental retirement benefits under which Mr. Pruitt receives certain additional enhancements (referred to as the "CEO SERP") pursuant the terms of his employment agreement (see the description on page 39 below under "Mr. Pruitt Employment Agreement") (the "CEO Employment Agreement"). We offered the Pension Plan, in which all of our eligible employees participated on an equal basis, in order to provide our employees a comprehensive retirement savings plan based on years of service. We offered the SERP to our senior executives, including each of the NEOs, as we believed it was fair and appropriate to provide post-retirement income to these officers commensurate with their years of service to McClatchy and taking into consideration each officer's actual income levels, regardless of the income limitations pursuant to the qualified plan, as provided by IRS limitations.

Consistent with market trends, upon the recommendation of the Pension and Savings Plans Committee and approval of the Board of Directors, benefit accruals under the Pension Plan were frozen effective March 31, 2009. Similarly, upon action of the Compensation Committee, benefit accruals under the SERP and the CEO SERP were frozen effective February 4, 2009. In addition, the Company announced on February 5, 2009 that effective March 31, 2009 it would temporarily suspend the Company's matching contribution under The McClatchy Company Deferred Compensation and Investment Plan (the "401(k) Plan") in light of the continuing economic downturn. Prior to the freeze, the SERP operated in tandem with the Pension Plan. Under the Pension Plan, benefits accrue at a rate of 1.3% of "average monthly earnings" times years of benefit service up to a maximum of 35 years. For purposes of the Pension Plan, "average monthly earnings" means the monthly base pay averaged over the five consecutive calendar years that produces the highest average.

The Company maintained the SERP in order to provide post-retirement income commensurate with years of service to the Company and taking into consideration the NEO's actual income levels. The Internal Revenue Code limits the maximum benefit that may be paid under the Pension Plan, by subjecting annual earnings that can be taken into account in the pension formula to a cap (for 2009, $245,000) and by limiting the amount of benefit that can be paid from the plan (for 2009, an annuity at normal retirement age cannot exceed $195,000). The SERP also provided an enhanced pension formula. Accordingly, the SERP benefits are determined without regard to the compensation limit applicable to the Pension Plan and without regard to the maximum annuity payout limit applicable to the Pension Plan. Furthermore, the SERP formula provides a benefit accrued at normal retirement age equal to 1.5% of "enhanced average monthly earnings" multiplied by years of SERP participation service, up to a maximum of 35 such years. For purposes of the SERP, "enhanced average monthly earnings" take into account both base salary and the annual incentive compensation. The monthly average is determined for the 36 consecutive months of Pension Plan participation that produces the highest monthly average. The overall SERP benefit is offset by the benefit accrued under the Pension Plan.

Pursuant to the Company's freeze of the SERP, benefits under the SERP remain at the amount accrued as of February 4, 2009. This means that no NEO received a benefit under the SERP attributable to any increase in earnings after February 4, 2009 or to service to the Company and its affiliates after February 4, 2009.

*The CEO SERP*

The CEO SERP (the terms of which are set forth in the CEO Employment Agreement) provides that Mr. Pruitt will receive the SERP benefits as described above, however, his benefit accrues at a rate of 2% of enhanced monthly average compensation, with a benefit service maximum of 30 years. Under the CEO SERP, Mr. Pruitt would be entitled to unreduced benefits at age 57, which is the earliest unreduced retirement age under the CEO SERP. On June 1 of each year, the term of the agreement automatically extends for one year so that effective on each June 1, the remaining term of employment is a full three-year period. The Board of Directors can elect to terminate the automatic extension feature of the agreement; however, that election would apply only to term extensions that would become effective more than 60 days after notice. Currently, the term of the CEO Employment Agreement will expire on June 1, 2012.

Notwithstanding the terms of the CEO Employment Agreement and the rights Mr. Pruitt has under the CEO Employment Agreement to benefits provided by the CEO SERP through June 1, 2012, Mr. Pruitt requested, and the Compensation Committee agreed, that benefits under the CEO SERP would be frozen and remain at the amount accrued as of February 4, 2009. This means that Mr. Pruitt did not receive a benefit under the CEO SERP attributable to any increase in earnings after February 4, 2009 or to service to the Company and its affiliates after February 4, 2009 notwithstanding the terms of the CEO Employment Agreement.

*Adoption of The McClatchy Company Benefit Restoration Plan and The McClatchy Company Bonus Recognition Plan*

On February 4, 2009, the Compensation Committee approved the adoption of the following two new executive supplemental retirement plans to provide benefits at significantly reduced levels compared to the SERP:

- The McClatchy Company Benefit Restoration Plan; and
- The McClatchy Company Bonus Recognition Plan.

The benefits under these plans are described below. Mr. Pruitt will participate in each of the two new executive supplemental retirement plans. As noted above, Mr. Pruitt will not receive any other benefit replacing the CEO SERP.

*The McClatchy Company Benefit Restoration Plan*

An employee of the Company and its affiliates whose compensation in any calendar year exceeds the applicable limit of annual earnings that can be taken into account in a pension formula (for 2009, $245,000) automatically becomes a participant in The McClatchy Company Benefit Restoration Plan (the "Benefit Restoration Plan"). Each NEO would be eligible to participate in the Benefit Restoration Plan.

The Benefit Restoration Plan provides that, for each calendar year for which the Company makes a matching contribution to salaried employees under 401(k) Plan generally, the Company will make a matching contribution under the Benefit Restoration Plan to each participant who remains employed by the Company or its affiliates on the last day of such calendar year or who terminated employment during the calendar year on account of retirement on or after age 55, death or disability. The matching contribution under the Benefit Restoration Plan will equal the rate of any matching contribution applied under the 401(k) Plan for such calendar year multiplied by the participant's base salary for the calendar year, minus the maximum matching contribution allocable to the participant under the 401(k) Plan for the calendar year. On February 5, 2009, the Company announced that it will temporarily suspend the matching contribution to its 401(k) plans effective March 31, 2009. So long as there is no matching contribution for employees under the 401(k) Plan, there is no matching contribution made for any participant under the Benefit Restoration Plan.

In addition, the Benefit Restoration Plan provides that for each year for which the Company makes a profit sharing contribution to salaried employees under the 401(k) Plan generally, the Company may make a supplemental contribution under the Benefit Restoration Plan to each participant who remains employed by the Company or its affiliates on the last day of such calendar year or who terminated employment during the calendar year on account of retirement on or after age 55, death or disability. The supplemental contribution under the Benefit Restoration Plan will equal the supplemental contribution percentage applied under the 401(k) Plan for such year, if any, multiplied by the participant's base salary for the calendar year, minus the maximum profit sharing contribution allocable to the participant under the 401(k) Plan for the calendar year. If there is no supplemental contribution made for employees under the 401(k) Plan, there is no supplemental contribution made for any participant under the Benefit Restoration Plan.

Any Company contributions under the Benefit Restoration Plan will be credited to a participant's bookkeeping account, which account will be adjusted to reflect increases or decreases based on the allocation of the account in one or more investment indexes selected by the Plan Administrator. A participant's benefits under the Benefit Restoration Plan vest under a three-year vesting schedule. Except in the case of termination of employment due to a participant's death, a participant's vested benefits under the plan will be distributed in three equal annual installments commencing in January of the calendar year following his or her termination date or, if later, as of the first day of the seventh month following his or her termination date. In the case of a termination of employment due to a participant's death, the full amount of the participant's account will be paid to the participant's beneficiary in a single lump sum. Because the 401(k) Plan has been frozen since the adoption of the Benefit Restoration Plan, no contributions were made in 2009 under the plan.

*The McClatchy Company Bonus Recognition Plan*

The McClatchy Company Bonus Recognition Plan (the "Bonus Recognition Plan") contains provisions that are identical to the Benefit Restoration Plan except that participation in the Bonus Recognition Plan is limited to those executives of the Company and its affiliates who are designated from time to time to participate in the plan. In addition, the rate of Company matching contributions and supplemental contributions, if any, will be applied to a participant's annual incentive payment. As with the Benefit Restoration Plan, if there are no matching contributions or supplement contributions under the 401(k) Plan, there are no matching or supplemental contributions under the Bonus Recognition Plan. Each NEO would be eligible to participate in the Bonus Recognition Plan. Because the 401(k) Plan has been frozen since the adoption of the Bonus Recognition Plan, no contributions were made in 2009 under the plan.

For additional information on the Pension Plan and SERP (including the CEO SERP) in effect during fiscal year 2009, see the Pension Benefits Table and accompanying narrative below.

**Tax Considerations.**

Generally, we structure our compensation programs to comply with the Internal Revenue Code Section 162(m). Section 162(m) of the Code limits the deduction available to McClatchy for compensation paid to the chief executive officer and, based on IRS interpretive guidance, the three most highly compensated executive officers other than the chief financial officer to the extent the compensation paid to any such person exceeds $1,000,000, unless such compensation was based on performance goals determined by a compensation committee consisting solely of two or more non-employee directors and the performance goals are approved by the shareholders prior to payment. All equity grants made to our NEOs qualify as performance-based compensation pursuant to Section 162(m). In addition, the annual bonuses paid to our CEO qualify as performance-based compensation and thus are fully-deductible by McClatchy under Section 162(m). To date, annual bonus payments to NEOs other than Mr. Pruitt have not resulted in payments in excess of the limitation under Section 162(m). We may, in the future, however, determine to pay compensation to the executive officers, including the CEO, which may not be deductible under Section 162(m) of the Code.

***Summary Compensation Table.*** The following tables set forth the annual compensation paid or accrued by McClatchy for the NEOs for the fiscal year ended December 27, 2009.

## Summary Compensation Table

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($) | Option Grants ($) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e)[1] | (f)[2] | (g)[3] | (h)[4] | (i)[5] | (j) |
| Gary B. Pruitt | 2009 | $ 976,250 | $— | $1,539,000 | $ — | $ — | $1,174,019 | $ 63,960 | $3,753,229 |
| Chairman, President and | 2008 | $1,100,000 | $— | $ — | $382,450 | $ — | $ 739,090 | $115,629 | $2,337,169 |
| Chief Executive Officer | 2007 | $1,100,000 | $— | $ — | $832,323 | $800,000 | $ 539,722 | $174,808 | $3,446,853 |
| Robert J. Weil | 2009 | $ 555,000 | $— | $ 273,600 | $292,380 | $ — | $ 185,097 | $ 22,112 | $1,328,189 |
| Vice President, | 2008 | $ 600,000 | $— | $ — | $ 91,788 | $ — | $ 175,802 | $ 13,597 | $ 881,187 |
| Operations | 2007 | $ 600,000 | $— | $ — | $184,257 | $170,000 | $ 174,953 | $ 35,077 | $1,164,287 |
| Frank R. J. Whittaker | 2009 | $ 555,000 | $— | $ 273,600 | $292,380 | $ — | $ 309,273 | $ 19,734 | $1,449,987 |
| Vice President, | 2008 | $ 600,000 | $— | $ — | $ 91,788 | $ — | $ 235,113 | $ 13,597 | $ 940,498 |
| Operations | 2007 | $ 600,000 | $— | $ — | $184,257 | $140,000 | $ 212,392 | $ 35,938 | $1,172,587 |
| Patrick J. Talamantes | 2009 | $ 462,500 | $— | $ 239,400 | $243,650 | $ — | $ 54,056 | $ 20,855 | $1,020,461 |
| Vice President, Finance | 2008 | $ 500,000 | $— | $ — | $ 76,490 | $ — | $ 45,029 | $ 10,173 | $ 631,692 |
| and Chief Financial Officer | 2007 | $ 500,000 | $— | $ — | $153,548 | $135,000 | $ 43,162 | $ 29,287 | $ 860,997 |
| Christian A. Hendricks[6] | 2009 | $ 370,000 | $— | $ 205,200 | $194,920 | $ — | $ 88,342 | $ 15,614 | $ 874,076 |
| Vice President, | 2008 | $ — | $— | $ — | $ — | $ — | $ — | $ — | $ — |
| Interactive Media | 2007 | $ — | $— | $ — | $ — | $ — | $ — | $ — | $ — |
| G. Lynn Dickerson[7] | 2009 | $ 316,154 | $— | $ — | $ — | $ — | $ 52,386 | $750,081 | $1,118,621 |
| Vice President, | 2008 | $ 600,000 | $— | $ — | $ 91,788 | $ — | $ 136,922 | $ 11,380 | $ 840,090 |
| Operations | 2007 | $ 565,000 | $— | $ — | $184,257 | $155,000 | $ 90,272 | $ 49,331 | $1,043,860 |

(1) Value of stock awards reported for fiscal years 2008 and 2007 have been recalculated to reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2) Value of stock option awards reported for fiscal years 2008 and 2007 have been recalculated to reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(3) Amounts shown in column (g) reflect the amounts earned as annual cash incentives under the CEO Bonus Plan with respect to Mr. Pruitt and the MBO Plan for the other NEOs. No such amounts were paid by the Company for 2009. In addition, no amount was earned under McClatchy's L-TIP from the award period ending December 27, 2009.

(4) Amounts represent solely the aggregate change in the actuarial present value of the NEOs' accumulated benefit under The McClatchy Company Retirement Plan (the "Pension Plan") and the SERP, including certain SERP benefit enhancements applicable to the CEO, from the measurement date used for financial statement reporting purposes from 2008 to 2009, 2007 to 2008, and 2006 to 2007, respectively. These plans were frozen to new accruals effective as of March 31, 2009. Although we did not make any changes in our pension plans (including our SERP) to increase the amount of the pension benefits payable under the plans, and, in fact, froze our pension plans (including our SERP) early in 2009 so that participants, including the NEOs, did not earn any additional benefits due to additional years of service or additional compensation, there was a significant change in value shown in the table above for 2009. The change in value resulted even though by freezing the plans no NEOs accrued any additional benefit for 2009, and the normal retirement annuity benefit under the pension plan and the SERP were the same as at the end of 2008. The Summary Compensation Table requires that the Company report the change in the *lump sum value* of the SERP benefit, notwithstanding that the benefit is payable only as an annuity and that NEOs' increased age and variations in the interest rate and mortality assumptions may result in significant swings in the value of the SERP benefit. In the case of each NEO, the increase in the present value of the accumulated benefit shown in the table above was due (i) to the change in the interest rate used to determine the present value of the benefit from 2008 to 2009 (discussed below ) and (ii) to an additional year of age in 2009. For each NEO, the distribution between the increase due to the change in interest rate and to the additional year of age varies. However, using the CEO and CFO as examples, the change for the CEO due to the interest rate assumption was 54% and due to one additional year of age was 46%. For the CFO, the change was due 67% to the interest rate assumption and 33% to the additional year of age.

For 2009, the assumptions used to determine the present value of the aggregate accumulated benefit were a 6.04 % interest rate and the RP 2000 mortality table. For 2008 and 2007, the mortality table was the RP 2000 mortality table and the interest rate was 6.54% and 6.45%, respectively.

(5) Amounts in column (i) for fiscal 2009 include:

- Contributions on behalf of each NEO by McClatchy to its 401(k) Plan to match pre-tax elective deferral contributions made by each officer to the plan prior suspension of the matching contribution on March 31, 2009. The 2009 matching contribution for each NEO is as follows: $9,800 for Mr. Pruitt; $5,538 for each of Messrs. Weil, Whittaker and Dickerson; $4,615 for Mr. Talamantes; and $0 for Mr. Hendricks.
- Premiums to continue life insurance coverage under the McClatchy Group Executive Life Insurance Plan at a level not otherwise available under McClatchy's standard life insurance coverage (Mr. Pruitt: $16,005; Mr. Talamantes: $1,673; Mr. Weil: $2,007; Mr. Whittaker: $2,007; Mr. Hendricks: $1,338; and Ms. Dickerson: $1,197).
- Premiums to provide long-term disability coverage at a level greater than that provided under McClatchy's standard long-term disability program (Mr. Pruitt: $14,944; Messrs. Talamantes, Weil and Whittaker: $4,104; Mr. Hendricks: $3,813; and Ms. Dickerson: $2,309).
- Company-paid premiums toward the cost of health coverage under McClatchy group health insurance plan (Messrs. Pruitt, Talamantes, Weil and Hendricks: $10,462; Mr. Whittaker: $7,181; and Ms. Dickerson $4,189).

With respect to Mr. Pruitt, the amount also includes the tax-reimbursement on the Company premiums towards long-term disability coverage ($7,179) and the cash dividends paid on shares of restricted stock held by Mr. Pruitt ($5,569). With respect to Mr. Whittaker, the amount includes an amount paid in connection with an executive physical ($904). With respect to Ms. Dickerson, who terminated employment with the Company in 2009, the amount also includes $690,000 of severance, $41,539 of accrued and unused vacation paid in connection with her separation from service, $3,543 of Company-paid COBRA coverage and service award on departure valued at $1,776.

(6) Mr. Hendricks was not an NEO for fiscal 2007 and 2008.

(7) Ms. Dickerson left the Company on July 17, 2009.

***Grants of Plan-Based Awards.*** The following table contains information concerning grants of equity and non-equity compensation to the NEOs during the fiscal year ended December 27, 2009.

## Grants of Plan-Based Awards

| | | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units[3] | All Other Option Awards: Number of Securities Under-lying Options[4] | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Name** | **Grant Date** | **Threshold ($)** | **Target ($)** | **Maximum ($)** | **Threshold (#)** | **Target (#)** | **Maximum (#)** | **(#)** | **(#)** | **($/Sh)** | **($)[5]** |
| **(a)** | **(b)** | **(c)** | **(d)** | **(e)** | **(f)** | **(g)** | **(h)** | **(i)** | **(j)** | **(k)** | **(l)** |
| Pruitt, Gary B. ........ | 12/15/2009[2] | | $3,000,000 | $3,000,000 | | | | 450,000 | — | $— | $1,539,000 |
| Talamantes, Patrick J. .. | 12/15/2009[2] | | $2,000,000 | $2,000,000 | | | | 70,000 | 100,000 | $3.42 | $ 483,050 |
| Weil, Robert J. ........ | 12/15/2009[2] | | $2,000,000 | $2,000,000 | | | | 80,000 | 120,000 | $3.42 | $ 565,980 |
| Whittaker, Frank R.J. ... | 12/15/2009[2] | | $2,000,000 | $2,000,000 | | | | 80,000 | 120,000 | $3.42 | $ 565,980 |
| Hendricks, Christian .... | 12/15/2009[2] | | $1,600,000 | $1,600,000 | | | | 60,000 | 80,000 | $3.42 | $ 400,120 |
| Dickerson, G. Lynn[6] ... | — | | — | — | | | | — | — | — | — |

(1) Amounts relate to the L-TIP awards granted on December 15, 2009 and described in the Compensation Discussion and Analysis above in the table entitled "2009 L-TIP Awards." There are no thresholds or targets (or equivalent items) associated with the L-TIP awards.

(2) L-TIP payouts are based on increases in McClatchy's pre-tax earnings per share over a three-year performance period, and paid at the rate of $1 per unit multiplied by the number of percentage points of increase in pre-tax earnings per share up to 100 (subject to a maximum payout per award per individual of $3,000,000). The performance period for L-TIP awards granted in 2009 began December 28, 2009 and will end on December 30, 2012. Therefore, because no financial results for any portion of the performance period for the fiscal 2009 awards have actually been published, the "Target" shown reflects the maximum payable under the L-TIP awards granted in 2009. As a result, the actual value of these L-TIP awards upon payout may differ significantly from the numbers set forth above. By way of example only, if the performance period were December 28, 2008 to December 27, 2009, the payout would have been $2.40 per L-TIP unit, since fiscal 2009 pre-tax earnings per share exceeded fiscal 2008 pre-tax earnings per share by 2.4%.

(3) The restricted stock units vest on March 1, 2012.

(4) The SARs vest in four equal annual installments beginning on March 1, 2011.

(5) Amounts represent the full grant date fair value of the restricted stock unit and SAR awards, as computed in accordance with FASB ASC Topic 718.

(6) Ms. Dickerson left the Company on July 17, 2009.

***Outstanding Equity Awards at Fiscal 2009 Year End.*** The following table set forth information concerning the outstanding equity awards held by the NEOs as of December 27, 2009.

**Outstanding Equity Awards at Fiscal 2009 Year-End**

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($)[1] | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1] |
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) | (i) | (j) |
| Pruitt, Gary B. | — | 500,000[2] | — | $ 1.70 | 12/16/2018 | 450,000[9] | $1,593,000 | 9,375[7] | $33,188 |
| | 75,000 | 225,000[3] | | $13.22 | 12/11/2017 | | | | |
| | 12,500 | 12,500[4] | | $40.22 | 01/23/2017 | | | | |
| | 50,000 | 50,000[4] | | $42.50 | 12/12/2016 | | | | |
| | 56,250 | 18,750[5] | | $59.09 | 12/13/2015 | | | | |
| | 25,000 | | | $71.10 | 12/14/2014 | | | | |
| | 100,000 | | | $67.31 | 12/16/2013 | | | | |
| | 100,000 | | | $57.20 | 12/17/2012 | | | | |
| | 100,000 | | | $45.98 | 12/12/2011 | | | | |
| | 75,000 | | | $40.38 | 12/13/2010 | | | | |
| Talamantes, Patrick J. | — | 100,000[6] | | $ 3.42 | 12/15/2019 | 70,000[9] | $ 247,800 | | |
| | — | 100,000[2] | — | $ 1.70 | 12/16/2018 | | | — | — |
| | 18,750 | 56,250[3] | | $13.22 | 12/11/2017 | | | | |
| | 16,000 | 16,000[4] | | $42.50 | 12/12/2016 | | | | |
| | 19,500 | 6,500[5] | | $59.09 | 12/13/2015 | | | | |
| | 26,000 | | | $71.10 | 12/14/2014 | | | | |
| | 26,000 | — | | $67.31 | 12/16/2013 | | | | |
| | 24,000 | — | | $57.20 | 12/17/2012 | | | | |
| | 24,000 | | | $45.98 | 12/12/2011 | | | | |
| | 20,000 | | | $39.89 | 04/02/2011 | | | | |
| Weil, Robert J. | — | 120,000[6] | | $ 3.42 | 12/15/2019 | 80,000[9] | $ 283,200 | | |
| | — | 120,000[2] | — | $ 1.70 | 12/16/2018 | | | — | — |
| | 22,500 | 67,500[3] | | $13.22 | 12/11/2017 | | | | |
| | 20,000 | 20,000[4] | | $42.50 | 12/12/2016 | | | | |
| | 24,000 | 8,000[5] | | $59.09 | 12/13/2015 | | | | |
| | 32,000 | | | $71.10 | 12/14/2014 | | | | |
| | 24,000 | | | $67.31 | 12/16/2013 | | | | |
| | 32,000 | | | $57.20 | 12/17/2012 | | | | |
| | 32,000 | | | $45.98 | 12/12/2011 | | | | |
| | 26,000 | | | $40.38 | 12/13/2010 | | | | |
| Whittaker, Frank R.J. | — | 120,000[6] | | $ 3.42 | 12/15/2019 | 80,000[9] | $ 283,200 | | |
| | — | 120,000[2] | — | $ 1.70 | 12/16/2018 | | | — | — |
| | 22,500 | 67,500[3] | | $13.22 | 12/11/2017 | | | | |
| | 20,000 | 20,000[4] | | $42.50 | 12/12/2016 | | | | |
| | 24,000 | 8,000[5] | | $59.09 | 12/13/2015 | | | | |
| | 32,000 | | | $71.10 | 12/14/2014 | | | | |
| | 24,000 | | | $67.31 | 12/16/2013 | | | | |
| | 32,000 | | | $57.20 | 12/17/2012 | | | | |
| | 32,000 | | | $45.98 | 12/12/2011 | | | | |
| | 26,000 | | | $40.38 | 12/13/2010 | | | | |
| Hendricks, Christian | | 80,000[6] | | $ 3.42 | 12/15/2019 | 60,000[9] | $ 212,400 | | |
| | | 80,000[2] | | $ 1.70 | 12/16/2018 | | | | |
| | 15,000 | 45,000[3] | | $13.22 | 12/11/2017 | | | | |
| | 10,000 | 10,000[4] | | $42.50 | 12/12/2016 | | | | |
| | 12,000 | 4,000[5] | | $59.09 | 12/13/2015 | | | | |
| | 16,000 | | | $71.10 | 12/14/2014 | | | | |
| | 16,000 | | | $67.31 | 12/16/2013 | | | | |
| | 16,000 | | | $57.20 | 12/17/2012 | | | | |
| | 4,000 | | | $45.98 | 12/12/2011 | | | | |
| Dickerson, G.Lynn[8] | — | — | — | — | — | — | — | — | — |

(1) Market value calculated by multiplying the closing market price of our Class A Common Stock on December 27, 2009 ($3.54 per share) by the number of units of stock.

(2) One-quarter of these SARs vest on each of March 1, 2010, March 1, 2011, March 1, 2012 and March 1, 2013 based on continued service.

(3) One-quarter of these SARs vest on each of March 1, 2009, March 1, 2010, March 1, 2011 and March 1, 2012 based on continued service.

(4) One-quarter of these SARs vest on each of March 1, 2008, March 1, 2009, March 1, 2010 and March 1, 2011, based on continued service.

(5) One-third of these SARs vest on each of March 1, 2008, March 1, 2009 and March 1, 2010, based on continued service.

(6) One-quarter of these SARs vest on each of March 1, 2011, March 1, 2012, March 1, 2013 and March 1, 2014 based on continued service.

(7) These shares represent an award of restricted stock to Mr. Pruitt on January 24, 2006. These shares vest in equal installments, subject to Mr. Pruitt's continued service, on each of January 24, 2009 and January 24, 2010, subject to accelerated vesting in the event performance criteria are met, as follows: (A) 100%, if as of the applicable vesting date for such tranche operating income for the fiscal year just previously ended exceeds operating income for fiscal year 2005, (B) 50%, if as of the applicable vesting date for such tranche operating income for the fiscal year just previously ended is at least 75% of operating income for fiscal year 2005, or (C) 0%, if as of the applicable vesting date for such tranche operating income for the fiscal year just previously ended is less than 75% of operating income for fiscal year 2005. As a result of the vesting criteria, 50% of the amount scheduled to vest on January 24, 2009 (3,125 shares) actually vested. The remaining 3,125 shares in that installment continued to be subject to vesting as of fiscal 2009 year end, along with the last 25% installment (6,250 shares) of the total grant. Those remaining 9,375 shares of restricted stock were subject to vesting on January 24, 2010 based on attainment of the performance criteria described above. As a result of the vesting criteria for the 9,375 shares scheduled to vest on January 24, 2010, only 4,688 shares actually vested. The remaining 4,687 shares were immediately forfeited. Dividends on Mr. Pruitt's restricted shares subject to these awards have been paid to Mr. Pruitt as taxable compensation in the same manner and amount and at the same time as dividends are payable on McClatchy's outstanding Class A Common Stock. As of January 27, 2009, the Company suspended its dividend for the foreseeable future.

(8) Ms. Dickerson left the Company on July 17, 2009 and forfeited all of her outstanding equity awards upon her departure.

(9) The restricted stock units vest on March 1, 2012.

***Option Exercises and Stock Vesting Table.*** No NEO exercised any options or SARs during 2009. 3,125 shares of the restricted stock grant made to Mr. Pruitt on January 24, 2006 vested on January 24, 2009. No other restricted stock or performance shares held by Mr. Pruitt vested in fiscal year 2009. No other NEO holds restricted stock or performance shares.

**2009 OPTION EXERCISES AND STOCK VESTED**

| | Options Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Received on Vesting ($)(1) |
| Pruitt, Gary B. | — | $— | 23,125 | $16,187 |
| Talamantes, Patrick J. | — | — | — | — |
| Weil, Robert J. | — | — | — | — |
| Whittaker, Frank R.J. | — | — | — | — |
| Hendricks, Christian | — | — | — | — |
| Dickerson, G. Lynn(2) | — | — | — | — |

(1) Value realized calculated based on the number of shares multiplied by the closing market price of our Class A Common Stock on January 23, 2009 ($0.70) (because January 24, 2009 was not a business day, for purposes of this calculation the closing price on January 23, 2009 was used). Value reflects the gross amount to Mr. Pruitt. McClatchy held back shares to pay the taxes associated with vesting, resulting in a net value to Mr. Pruitt of 10,487 shares, or $7,341 value realized.

(2) Ms. Dickerson left the Company on July 17, 2009.

***Pension Benefits Table.*** The following table sets forth the present value of accumulated pension benefits under each of McClatchy's Pension Plan and SERP for each of the NEOs during the fiscal year ended December 27, 2009, based on the earliest age at which an NEO is entitled to receive unreduced benefits under the respective plan. Effective March 31, 2009, benefit accruals under each of the Pension Plan and the SERP were frozen for all participants. For Mr. Pruitt the age of unreduced benefits is 62 under the Pension Plan and 57 under the SERP. For each other NEO the age of unreduced benefits is age 62 under the SERP. In the case of Messrs. Talamantes and Whittaker, the unreduced benefits age is 62 under the Pension Plan, and, for Mr. Weil and Ms. Dickerson, it is age 64.58 and 62.75, respectively, under the Pension Plan. The present value calculation reflects the amount of such benefit payable as a lump sum. As further described in the discussion following this table, neither the SERP nor the Pension Plan benefit is payable as a lump sum benefit. Under the terms of the Pension Plan and the SERP, these benefits would be payable as a single life annuity, or a joint and 100% survivor annuity, if the participant was married as of the annuity commencement date. The single life annuity values are set forth below in the footnote to this table.

**2009 Pension Benefits**

| Name (a) | Plan Name (b) | Number of Years Credited Service (#) (c) | Present Value of Accumulated Benefit ($)[1] (d) | Payments During Last Fiscal Year ($)(f)) |
|---|---|---|---|---|
| Pruitt, Gary B. | Supplemental Executive Retirement Plan | 23.67 | $8,956,064 | $0 |
| | The McClatchy Retirement Plan | 23.67 | $ 440,827 | $0 |
| Talamantes, Patrick J. | Supplemental Executive Retirement Plan | 7.75 | $ 225,967 | $0 |
| | The McClatchy Retirement Plan | 7.75 | $ 101,484 | $0 |
| Weil, Robert J. | Supplemental Executive Retirement Plan | 14.00 | $1,269,469 | $0 |
| | The McClatchy Retirement Plan | 14.00 | $ 351,782 | $0 |
| Whittaker, Frank R.J. | Supplemental Executive Retirement Plan | 23.17 | $2,144,629 | $0 |
| | The McClatchy Retirement Plan | 23.17 | $ 673,471 | $0 |
| Hendricks, Christian | Supplemental Executive Retirement Plan | 16.0 | $ 339,459 | $0 |
| | The McClatchy Retirement Plan | 16.0 | $ 217,618 | $0 |
| Dickerson, G. Lynn[2] | Supplemental Executive Retirement Plan | 8.08 | $ 390,043 | $0 |
| | The McClatchy Retirement Plan | 8.08 | $ 133,148 | $0 |

(1) Amounts represent the present value of the accumulated benefits available to each NEO under each respective retirement plan. The valuation method and the material assumptions applied in quantifying the present value of the accrued benefit are the same as referenced in Note 8 to McClatchy's audited financial statements contained in its Form 10-K for the year ended December 27, 2009. Specifically, the assumptions used to determine the present value under the Pension Plan were a 6.07% interest rate and the RP 2000 mortality table, and to determine the present value under the SERP were a 6.04% interest rate and the RP 2000 mortality table. The following are the single life annuity monthly amounts payable to each NEO under the SERP and the Pension Plan, respectively, at the earliest age of unreduced retirement benefit under the respective plan, as described in the narrative above: (a) Mr. Pruitt, $76,568 and $5,590; (b) Mr. Talamantes, $4,256 and $1,925; (c) Mr. Weil, $10,743 and $3,613; (d) Mr. Whittaker, $17,597 and $5,544; (e) Mr. Hendricks $5,855 and $3,779 and (f) to Ms. Dickerson, $4,904 and $2,134.

(2) Ms. Dickerson left the Company on July 17, 2009

*Frozen Pension Plan.* Prior to freezing the plan in March 2009, each NEO participated in the Pension Plan. The Pension Plan is a qualified defined benefit pension plan that was open to all full-time and part-time employees of McClatchy and other participating subsidiaries who satisfied a six-month service requirement to become participants in the Plan. Benefits accrued as a lifetime annuity payable monthly commencing at age 65, the normal retirement age under the Pension Plan. Benefits accrued at a rate of 1.3% of "average monthly earnings" times years of benefits service up to a maximum of 35 such years. For each NEO listed above, the number of years of credited service equals their actual years of credited service with McClatchy or its subsidiaries as of March 2009. Benefits vested after five years of service, or, if earlier and the participant remained an employee at the time, when the participant attains age 65, the normal retirement age for each NEO under the Pension Plan. Each NEO was fully vested in his or her benefits under the Pension Plan as of March

2009. "Average monthly earnings" means the average monthly base pay averaged over the five consecutive calendar years that produces the highest average. Compensation earned after March 31, 2009 does not count in the determination of average monthly earnings.

Upon termination of employment, each NEO generally may not commence benefits prior to age 55. The Pension Plan provided a subsidized early retirement benefit to any NEO with 20 or more years of eligible service, and pursuant to which the NEO would be eligible to receive an unreduced benefit following termination of employment beginning at age 62. Messrs. Pruitt and Whittaker are eligible for early retirement under the Pension Plan. Finally, the Pension Plan provides for benefits to be paid in the following annuity forms: a single life annuity, or either a 50% or 100% joint and last survivor annuity. Lump sum payment is not available, except for certain de minimis accruals.

The Internal Revenue Service Code limits the maximum benefit that may be paid under the Pension Plan, by subjecting annual earnings that can be taken into account in the pension formula to a cap (for 2009, $245,000) and by limiting the amount of benefit that can be paid from the plan (for 2009, an annuity at normal retirement age cannot exceed $195,000).

*Supplemental Pension Plan.* In order to provide post-retirement income commensurate with years of service to McClatchy and taking into consideration the NEO's actual income levels, McClatchy's SERP provided enhanced pension benefits to our NEOs in addition to the amounts that were permitted to accrue under the Pension Plan. Accordingly, the SERP benefit was determined without regard to the compensation limit applicable to the Pension Plan and without regard to the maximum annuity payout limit applicable to the Pension Plan. For each NEO other than Mr. Pruitt, the SERP provided a benefit accrued at normal retirement age equal to 1.5% of "enhanced average monthly earnings" multiplied by years of SERP participation service, up to a maximum of 35 such years. "Enhanced average monthly earnings" take into account both base salary and the annual incentive compensation. The monthly average was determined for the 36 consecutive months of Pension Plan participation that produces the highest monthly average. The overall SERP benefit is offset by the benefit accrued under the Pension Plan. In the case of Mr. Pruitt, the SERP benefit was determined as described above, however, his benefit accrued at a rate of 2% of enhanced monthly average compensation, with a benefit service maximum of 30 years. The 2% enhanced monthly average compensation pension formula provided Mr. Pruitt a pension equal to 60% of his final average base and bonus compensation payable as an annuity. Given Mr. Pruitt's stellar, committed and long service to McClatchy as CEO, the Committee believed it was appropriate to provide such a pension in relation to pay in excess of the limits applicable under its qualified plans.

Normal retirement age under the SERP is age 60 for Mr. Pruitt and age 65 for each other NEO. Under the SERP, an unreduced benefit was payable to a vested participant who terminates employment within three years of normal retirement age. Accordingly, Mr. Pruitt would be entitled to an unreduced benefit commencing at age 57, and each other NEO would be entitled to an unreduced benefit commencing at age 62.

A SERP participant was vested in his or her SERP benefit after five years of service. Accordingly, each of the NEOs was fully vested in his or her SERP benefit as of March 2009. The SERP does not provide for payment as a lump sum, but rather provides for benefit in the same form and at the same time as elected under the Pension Plan.

***Non-Qualified Deferred Compensation Table.*** Although McClatchy maintained a Benefit Restoration Plan and Bonus Recognition Plan (described above), for the fiscal year ended December 27, 2009 no contributions were made to the plans for any NEO. Because the plans were adopted in fiscal 2009, there are no account balances for any NEO under the plans as of the fiscal year end.

**Potential Payments upon Termination and Agreements and Change-in-Control**

Only Mr. Pruitt is entitled to receive severance payments and continued benefits upon certain terminations of employment, as described below, which do not include terminations in connection with a change in control of

McClatchy. These provisions were entered into in connection with the negotiation of Mr. Pruitt's employment agreement in 1996 and were what the Compensation Committee believed were competitive and consistent with industry practice at the time. In addition, we believe severance payments upon termination of employment outside of the control of Mr. Pruitt are reasonable and fair given Mr. Pruitt's long-term commitment to McClatchy and our overall performance during the period since he joined the Company.

In addition, upon a change in control of McClatchy, pursuant to the terms of our equity plans, all outstanding unvested equity awards accelerate and vest in full.

***Mr. Pruitt Employment Agreement***

McClatchy entered into an employment agreement, dated June 1, 1996, and amended and restated on October 20, 2003 and amended as of December 16, 2008 and February 4, 2009, with Mr. Pruitt. On June 1 of each year, the term of the agreement automatically extends for one year so that effective on each June 1, the remaining term of employment is a full three-year period. Therefore, on June 1, 2009, the term of the agreement is extended to June 1, 2012. The Board of Directors can elect to terminate the automatic extension feature of the agreement; however, that election would apply only to term extensions that would become effective more than 60 days after notice. As of March 31, 2010 the Board of Directors has not terminated the automatic renewal feature under the agreement.

*Involuntary Termination or Termination for "Good Reason"*

If, during the term of the agreement, Mr. Pruitt's employment is involuntarily terminated for any reason other than "cause," "mental incompetence" or "disability," or if he resigns for "good reason" (as these terms are defined below), he is entitled to a severance payment for the balance of the term of the agreement then in effect, equal to 300% of (i) his base salary, at the rate then in effect, plus (ii) the average of his annual bonuses for the three completed fiscal years prior to termination. The severance payment would be made in a lump sum. If Mr. Pruitt had terminated on December 27, 2009 under circumstances giving rise to severance, the cash severance amount would have been $4,678,750.

In addition, if a severance payment is made, Mr. Pruitt's group insurance coverage would be continued until the third anniversary of the effective date of the termination of employment, or until he and his dependents become eligible for comparable coverage as a result of his re-employment, whichever is earlier. The current value of this benefit, assuming a severance payment was made on December 27, 2009, would be $147,456.

For purposes of the severance benefits described above:

- "cause" means (i) Mr. Pruitt's willful failure to substantially perform his duties, other than a failure resulting from complete or partial incapacity due to physical or mental illness or impairment, or (ii) Mr. Pruitt's willful act of gross misconduct that is materially injurious to the Company; and
- "good reason" means (i) Mr. Pruitt's demotion, (ii) a material reduction in his responsibility or authority (including, without limitation, loss of the title or functions of the Chief Executive Officer of the Company or its successor), (iii) Mr. Pruitt's removal from the Company's Board of Directors, (iv) relocation of the Company's headquarters from Sacramento, California, or (v) any situation that would impair the ability of Mr. Pruitt to exercise the authority and perform the functions customarily exercised and performed by the Company's Chief Executive Officer.

*Termination due to Disability*

If, during the term of the agreement, Mr. Pruitt's employment is terminated because of disability, he is entitled to a supplemental disability benefit in an amount equal to 60% of his base salary at the rate then in effect until the third anniversary of the effective date of termination of employment or until disability benefits under McClatchy's group insurance plan are discontinued, whichever is earlier, reduced by all other disability benefits that are payable to him under McClatchy's group insurance plan and all federal or state insurance programs.

Assuming termination on December 27, 2009, the amount of this benefit would be $585,750 payable for each of the three years, for a total benefit of $1,757,250. McClatchy has insurance coverage for the full amount of these payments. As a result, if Mr. Pruitt terminated employment on account of disability on December 27, 2009, these payments would be made from the long-term disability insurance policy, the premiums for which are included in the All Other Compensation column of the Summary Compensation Table above.

In addition, pursuant to the terms of the agreement, if Mr. Pruitt's employment is terminated because of disability, his group insurance benefits are to be continued for three-years or, if of shorter duration, as long as any disability benefit is payable. The premium cost of three years of such continued coverage as of December 27, 2009 would have been $81,087, based on the cost to McClatchy for such premiums on December 27, 2009.

*No Gross-Up Provisions*

Under the terms of Mr. Pruitt's employment agreement, in the event it is determined that any payment or distribution is owed to Mr. Pruitt (including the right to exercise or vesting of options, restricted stock or other equity compensation) by McClatchy, its affiliates or any person who acquires ownership or effective control of a substantial portion of McClatchy or its assets (within the meaning of section 280G of the Internal Revenue Code of 1986 ("Code")) would be subject to the excise tax imposed by section 4999 (the "Excise Tax") of the Code, then such payments or distributions made to Mr. Pruitt will be reduced to $1 less than the value at which such payments or distributions would be subject to the Excise Tax. Mr. Pruitt will have the right to designate the rights, payments or benefits that will be reduced or eliminated so as to avoid having the payment or benefit deemed subject to Excise Tax.

*Potential Walk-Away Payments*

The following table sets forth quantitative information with respect to potential payments to Mr. Pruitt or his beneficiaries upon termination in various circumstances as described above, assuming termination on December 27, 2009.

| Type of Compensation | Voluntary | Disability | Death | For Cause | Not-for-Cause | Change-in-Control |
|---|---|---|---|---|---|---|
| Cash severance benefit | $ 0 | $ 1,757,250[1] | $ 0 | $ 0 | $ 4,678,750 | $ 4,678,750[2] |
| Restricted Stock/Units | 0 | 0 | 0 | 0 | 0 | 1,626,188[3] |
| SARs[4] | 460,000 | 460,000 | 460,000 | 460,000 | 460,000 | 920,000 |
| Benefit Restoration/ Bonus Recognition | 0 | 0 | 0 | 0 | 0 | 0 |
| Pension/SERP Lump Sum[5] | 10,478,000 | 10,360,000 | 10,040,000 | 10,478,000 | 10,478,000 | 10,002,000 |
| Savings Plan benefit[6] | 283,680 | 283,680 | 283,680 | 283,680 | 283,680 | 283,680 |
| Continuation of Insurance Benefits | 0 | 81,087 | 0 | 0 | 147,456 | 147,456 |
| Survivor Death Benefit | 0 | 0 | 6,000,000 | 0 | 0 | 0 |
| Tax gross-up | 0 | 0 | 0 | 0 | 0 | 0 |
| **Sub-Total** | **$11,221,680** | **$12,942,017** | **$16,783,680** | **$11,221,680** | **$16,047,886** | **$17,658,074** |
| Less: accumulated benefit restoration/bonus recognition account and vested pension and savings plan benefits | $10,761,680 | 10,643,680 | 10,323,680 | 10,761,680 | 10,761,680 | 10,285,680 |
| **Amount Triggered due to Termination** | **$ 460,000** | **$ 2,298,337** | **$ 6,460,000** | **$ 460,000** | **$ 5,286,206** | **$ 7,372,394** |

(1) Payable over three years in monthly installments.

(2) Assumes not-for-cause termination on account of a change-in-control. Please note that in all cases the cash severance amount is calculated as of December 27, 2009; however, the cash severance payable for a termination in 2010 would be markedly reduced to $3,661,100. Mr. Pruitt's cash severance is based in part on the average salary and bonuses paid to him for the three (3) years prior to the year of the termination. The reduced severance amount paid in the event of a 2010 termination would reflect the fact that Mr. Pruitt's salary was reduced in 2009 by 15% and he declined a bonus for both 2008 and 2009.

(3) Uses the December 24, 2009 $3.54 stock price. Amount shown reflects the value of the award of 9,375 shares of restricted stock to Mr. Pruitt, described in footnote (7) to the Outstanding Equity Awards at Fiscal 2009 Year-End Table, plus the value of the award of 450,000 restricted stock units to Mr. Pruitt, described in footnote (9) to the Outstanding Equity Awards at Fiscal 2009 Year-End Table.

(4) Uses the December 24, 2009 $3.54 stock price. At that price only one grant of 500,000 shares is in-the-money. This grant has a $1.70 exercise price. The award provides for the accelerated vesting of two tranches as a result of retirement when Mr. Pruitt is 50 to 57 years of age. Given Mr. Pruitt's age, both for cause and not-for-cause terminations are, for purposes of this table only, interpreted to constitute "retirement." For a not-for-cause, change-in-control termination, the SARs become fully vested.

(5) This is the lump sum value assuming payment as a joint and 100% survivor annuity. Note, however, that payment would be made as an annuity.

(6) This includes only the matching contribution account, which is the sole Company contribution currently held under the Savings Plan.

***Change-in-Control Arrangements***

Pursuant to our equity plans, in the event of a change in control of McClatchy, each outstanding unvested equity award held by the NEOs will become fully vested and nonforfeitable. If a change in control had occurred on December 27, 2009, the equity awards becoming vested would have consisted of the SARs, restricted stock units and performance restricted stock set forth in the following table.

| Name | Value of SARs ($) | Value of Performance Restricted Stock ($) | Value of Restricted Stock Units ($) | Total ($) |
|---|---|---|---|---|
| Mr. Pruitt | $920,000 | $33,188 | $1,593,000 | $2,546,188 |
| Mr. Talamantes | $196,000 | $ — | $ 247,800 | $ 443,800 |
| Mr. Weil | $235,200 | $ — | $ 283,200 | $ 518,400 |
| Mr. Whittaker | $235,200 | $ — | $ 283,200 | $ 518,400 |
| Mr. Hendricks | $156,800 | $ — | $ 212,400 | $ 369,200 |
| Ms. Dickerson | $ — | $ — | $ — | $ — |

As described above, however, Mr. Pruitt's employment agreement requires a cut-back of benefits that otherwise would constitute excess parachute payments under section 4999 of the Code (taking into account severance payments and all other benefits treated as paid in connection with a change in control). In addition, for the NEOs other than Mr. Pruitt, there is neither a cut-back provision nor a gross-up provision that would apply in connection with a change in control of the Company. Accordingly, if payments made in connection with a change in control were to result in excess parachute payments, the NEOs would be subject to the 20% excise tax under section 4999 of the Code.

### Securities Authorized for Issuance under Equity Compensation Plans

The following table summarizes McClatchy's equity plan information as of December 27, 2009.

**Equity Compensation Plan Information**

| Plan Category | Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#) (1) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($/Share) | Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding securities reflected in column (a)) (#) |
|---|---|---|---|
| | (a) | (b) | (c) |
| **Equity compensation plans approved by shareholders** | | | |
| Amended and Restated 1990 Directors' Stock Option Plan[(1)] | — | 30.00 | — |
| Amended and Restated 1994 Stock Option Plan[(1)] | — | 54.96 | — |
| 2001 Director Option Plan[(1)] | — | 58.65 | 318,000 |
| 2004 Stock Incentive Plan | 2,733,000 | 18.88 | 2,665,750 |
| Amended Employee Stock Purchase Plan | 397,484 | N/A | 1,649,783 |
| **Equity compensation plans not approved by shareholders** | | | |
| 1997 Stock Option Plan[(1)] | | 50.34 | — |
| Total | 516,025 | | 4,633,533 |

(1) As of December 27, 2009, all of the options and stock appreciation rights were underwater (their exercise price was greater than the Company's stock price).

### Compensation Committee Interlocks and Insider Participation

During fiscal year 2009, Larry Jinks served as the chairperson and Molly Maloney Evangelisti, Theodore Mitchell, and S. Donley Ritchey served as members of the Compensation Committee. None of these individuals was an officer or employee of McClatchy at any time during fiscal year 2009, and none of these individuals has ever been an officer of McClatchy. No executive officer of McClatchy has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of the Board or Compensation Committee of McClatchy.

### Certain Relationships and Related Transactions

Our Audit Committee is responsible for reviewing and approving the terms of all related party transactions. McClatchy currently has no related party transactions.

## REPORT OF THE AUDIT COMMITTEE

S. Donley Ritchey serves as the chairperson and Leroy Barnes, Jr., Kathleen Foley Feldstein, Larry Jinks, Joan F. Lane, and Frederick R. Ruiz serve as members of the Audit Committee. Each of the chairperson and members of the Audit Committee is independent (as that term is defined under the NYSE's current listing standards). The Board of Directors has designated Mr. Ritchey and Mr. Barnes as "audit committee financial experts" as defined by Item 401(h) of Regulation S-K. The Board of Directors has adopted a written charter for the Audit Committee, which was most recently reviewed on March 24, 2009. Among other things, the Audit Committee:

- appoints and oversees the work of the independent auditors and reviews and recommends the discharge, if necessary, of the independent auditors;
- pre-approves (or may subsequently approve where permitted under the rules of the Securities and Exchange Commission) engagements of the independent auditors to perform audit or non-audit services, including by establishing pre-approval policies and procedures;
- reviews the independence of the independent auditors, including setting hiring policies for employees or former employees of the independent auditors;
- discusses with McClatchy's independent auditors the financial statements and audit findings, including discussions with management and McClatchy's independent auditors regarding any significant changes in the audit plan and difficulties or disputes with management encountered during the audit;
- reviews with management and the independent auditors McClatchy's annual SEC filings;
- reviews with the independent auditors and the director of internal auditing the adequacy of McClatchy's internal accounting controls;
- reviews with management and the director of internal auditing significant findings during the year and management's response to those findings, any difficulties encountered in the course of the internal audits and any changes in the scope of the internal audit plan;
- generally discusses earnings press releases as well as financial information and earnings guidance, if any, provided to analysts and ratings agencies;
- establishes and reviews codes of conduct; and
- establishes procedures for receiving, retaining and treating complaints and concerns with regard to accounting, internal accounting controls or auditing matters.

In this context, the Audit Committee hereby reports as follows:

- it has reviewed and discussed the audited financial statements with management;
- it has discussed with the independent auditors the matters required to be discussed by SAS114 (The Auditor's Communication With Those Charged With Governance);
- it has discussed with the independent auditors the auditors' independence; and
- it has received the written disclosures and the letter from the independent auditors required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit committee concerning independence.

Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in McClatchy's Annual Report on Form 10-K for the year ended December 27, 2009.

Respectfully submitted by the members of the Audit Committee of McClatchy.

S. DONLEY RITCHEY, *Chairman*
LEROY BARNES, JR.
KATHLEEN FOLEY FELDSTEIN
LARRY JINKS
JOAN F. LANE
FREDERICK R. RUIZ

## SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires McClatchy's directors, executive officers, and beneficial owners of more than 10% of McClatchy's Class A Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of McClatchy. Such officers, directors, and greater than 10% beneficial owners are required by SEC regulations to furnish McClatchy with all Section 16(a) forms that they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. To our knowledge, based on our review of the forms that we received or written representations from reporting persons stating that they were not required to file these forms, during the fiscal year ended December 27, 2009, no other director, executive officer, or beneficial owner of more than 10% of McClatchy's Class A Common Stock failed to timely file the forms required by Section 16(a) of the Exchange Act.

## OTHER MATTERS

The Board of Directors does not know of any business to be presented at the annual meeting other than the matters set forth above, but if other matters properly come before the meeting, your proxy holders will vote on the matters in accordance with their best judgment.

## SHAREHOLDERS SHARING AN ADDRESS

Shareholders sharing an address with another shareholder may receive only one set of proxy materials to that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate set of proxy materials now or in the future may write or call the Company to request a separate copy of these materials from:

Investor Relations 2100 Q Street Sacramento, California 95816, (916) 321-1846

Similarly, shareholders sharing an address with another shareholder who have received multiple copies of the Company's proxy materials may write or call the above address and phone number to request delivery of a single copy of these materials.

## SHAREHOLDER PROPOSALS FOR 2011 ANNUAL MEETING OF SHAREHOLDERS

Shareholder proposals to be presented at McClatchy's 2011 Annual Meeting of Shareholders must be received at the Corporate Secretary's office, 2100 Q Street, Sacramento, California 95816, no later than December 2, 2010, to be considered for inclusion in the proxy statement and form of proxy for that meeting. In addition, we will seek discretionary authority in our proxy for our 2011 Annual Meeting of Shareholders to vote on any matter that may be considered at the meeting as to which we do not have notice prior to February 18, 2011.

April 1, 2010

By Order of the Board of Directors



Karole Morgan-Prager, *Corporate Secretary*

[THIS PAGE INTENTIONALLY LEFT BLANK]

# *** Exercise Your *Right* to Vote ***

## Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on May 19, 2010

**THE MCCLATCHY COMPANY**

THE MCCLATCHY COMPANY
P.O. BOX 15779
SACRAMENTO, CA 95852

**Meeting Information**

**Meeting Type:** Annual
**For holders as of:** March 23, 2010
**Date:** May 19, 2010 **Time:** 9:00 AM PDT
**Location:** Hyatt Hotel
Capitol View Room, 15th Floor
1209 L Street
Sacramento, CA 95814
**For Directions:** Please call (916) 321-1826

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. The Notice and Proxy Statement and Annual Report are available online at *www.proxyvote.com*. You may easily request a paper or email copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

**See the reverse side of this notice to obtain proxy materials and voting instructions.**

M23327-Z52155


SEC MAIL PROCESSING
RECEIVED
APR 0 2 2010
WASH, DC
205
SECTION

# — Before You Vote —

How to Access the Proxy Materials

**Proxy Materials Available to VIEW or RECEIVE:**

1. NOTICE AND PROXY STATEMENT    2. ANNUAL REPORT

**How to View Online:**

Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com.*

**How to Request and Receive a PAPER or E-MAIL Copy:**

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 05, 2010 to facilitate timely delivery.

# — How To Vote —

Please Choose One of the Following Voting Methods

**Vote In Person:** Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the Meeting you will need to request a ballot to vote these shares.

**Vote By Internet:** To vote now by Internet, go to *www.proxyvote.com*. Have the 12-Digit Control Number available and follow the instructions.

**Vote By Mail:** You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M23328-Z52155

**Voting Items**

**The Board of Directors recommends that you vote FOR the following:**

1. Election of Directors

   **Nominees:**

   01) Elizabeth Ballantine
   02) Kathleen Feldstein
   03) S. Donley Ritchey

**The Board of Directors recommends you vote FOR the following proposal:**

2. To ratify the appointment of Deloitte & Touche LLP as McClatchy's independent auditors for the 2010 fiscal year.

**NOTE:** Whether or not you provide voting directions, your proxy, when properly executed, will be voted in discretion of the proxy holders upon such other matters as may properly come before the meeting and postponement or adjournment thereof.

M23329-Z52155



M23330-Z52155